2025
ANNUAL REPORT

Creating Value, Deepening Trust



Centuri





Centuri

Table of **Contents**



www.**Centuri**.com

Centuri Holdings, Inc.   2025 Annual Report

Our Business



North America continues to experience unprecedented energy demand driven by population growth, economic expansion, Artificial Intelligence (AI) advancements, and other large-load customer demands. Centuri is helping to meet that demand—serving as a long term strategic partner to North America's leading energy providers. We deliver electric and natural gas infrastructure solutions that ensure safe, reliable and environmentally sustainable operations across the entire energy value chain.

We operate in 46 U.S. states and 6 Canadian provinces where our more than 9,600 skilled professionals build and modernize essential natural gas and electric infrastructure. We prioritize quality, safety, and integrity in every decision. Our portfolio spans electric and natural gas systems, renewable energy, and next generation infrastructure solutions that support growing energy demand while meeting our customers' environmental, operational, and capital planning goals.



46
U.S. States

6
Canadian Provinces

9,600+
Employees

Corporate Headquarters
Operating Locations















CANYON PIPELINE — A Centuri Company
CONNECT UTILITY SERVICES — A Centuri Company
LINETEC SERVICES — A Centuri Company
neuco — A Centuri Company
npl — A Centuri Company
NPL Canada — A Centuri Company
RIGGS DISTLER — A Centuri Company

Centuri at a Glance



Note: Information presented is as of the fiscal year ended December 28, 2025.



115+
Years of Operating History



9,600+
Employees



46/6
States/Provinces

#4
ENR Top 600 Utility Category



100+
Million Customers Served by our Clients



82%
Backlog Related to MSA



$5.9B
Total Work Backlog



24+
Years Average Tenure of Customer Relationships



$13B
Opportunity Pipeline



$3B
Annual Revenue



$249M / 8%
Adjusted EBITDA / Margin



20,900,000+
Hours Worked by our Crews



77%
BLS Industry Comparison (TRIR)
% below industry classification average



27%
BLS Industry Comparison (DART)
% below industry classification average





A Letter from our President and CEO
Christian Brown



2025 marked the beginning of a new and transformational chapter at Centuri. With the full separation from our former parent company complete, we established our intentions for the next phase: unlocking the potential of our entire enterprise through capital discipline, operations performance management, and working as One Centuri to capitalize on the tremendous tailwinds in our sector and deliver value for all stakeholders.

"In 2025, thanks to the commitment and discipline of our more than 9,600 team members, we positioned ourselves for success in 2026 and beyond."

In 2025, thanks to the commitment and discipline of our more than 9,600 team members, we positioned ourselves for success in 2026 and beyond. The past year was full of notable achievements—in the field, on the balance sheet, and in pursuit of our long-term strategic plans. This includes achieving record revenue at nearly $3B, improving overall business profitability, and booking $4.5 billion in work to provide strong revenue coverage as we head into 2026.

After finalizing our separation from our former parent company, we completed a primary offering and used the proceeds to reduce net debt and to fund the acquisition of Connect Atlantic Utility Services Corporation, which expanded our electric operations into Canada. These actions, paired with our proactive fleet leasing strategy, enabled us to increase free cash flow, reduce debt, and enhance the overall health of our balance sheet.

Most importantly, our people on the job site had a healthier 2025, thanks to our focus on injury prevention and other continuing safety initiatives. These measures have produced dividends that extend far beyond any statistical measure. Safety and quality are and will always be the foundation of how we work.

We also made meaningful progress on the important work of developing Centuri's multi-year strategic plan and associated initiatives. Underpinned by four strategic objectives, this work is intended to sharpen our target markets and customers, strengthen capital allocation, enhance margins, mitigate seasonality, and build the talent and resources required to support our ambitious growth agenda and associated customer needs. We believe the outcome will be a sustainable strategic plan that enables a stronger, more unified enterprise capable of delivering consistent, scalable, top-tier performance.

Throughout the year, and to great success, we focused on realizing our stated commitments and delivering predictable, consistent results. We are proud of our accomplishments in 2025 and will move decisively throughout this year with an emphasis on growing our business and delivering for our stakeholders, including our shareholders.

I want to thank our employees, customers, suppliers, partners, investors, and Board. It is your belief in our business that enables us to connect energy providers with communities and people with the essential power they need to lead fulfilling lives.

Sincerely,

Christian Brown

Christian Brown
President & CEO
Centuri Holdings, Inc.



Financial Performance

In 2025, Centuri improved its financial performance in almost every category across every business segment. Gross revenue for 2025 nearly reached $3 billion for the first time, and gross profit was $247 million. Annual bookings were $4.5 billion, or nearly 4x 2024 bookings, and included new bid work of $1.5 billion and new and expanded MSA awards of $0.9 billion. We believe these significant results have also primed the company for future growth. In addition, our backlog increased by 59% to a record $5.9 billion.

Bolstered by the strong operational and governance foundation we built in 2025, and complemented by bookings momentum, an opportunity pipeline of approximately $13 billion and market tailwinds, we are focused on achieving our stated financial targets in 2026.





World-Class Safety

Nothing is more important than the safety and well-being of our teams. That begins with a Zero Harm mindset that emphasizes injury prevention across all operations. To achieve this, we employ processes, practices, and systems aligned with industry-leading best practices. We also encourage an environment of continuous improvement and employee empowerment. See more about our safety culture below:

Click here to see our Safety Video



Market Outlook

Demand for reliable utility and energy infrastructure is accelerating as consumption grows across numerous sectors. While artificial intelligence is a significant contributor, with global data-center electricity demand projected to reach roughly 134.4 GW by 2030[1], so too, is the need to update the electric grid and modernize aging natural gas distribution systems. Electricity consumption is also projected to grow at least 2.5 times faster than overall energy demand through 2030[2]. And with natural gas expected to provide 40% of U.S. power by 2040[3], the importance of strengthening and expanding gas infrastructure will only continue to grow.

There is undeniable demand, and opportunity, associated with this once-in-a-generation energy boom.

Given these favorable market dynamics, we see an extended runway of opportunities to sustain and grow our business for the long term. Our strong customer base with reliable capital investment and enduring relationships position us to deliver unique value as we continue to harness the strength of our integrated services platform. This is matched by a track record of safe, reliable execution that can be delivered at scale.

[1] S&P Global (October 2025)
[2] International Energy Agency (2026)
[3] McKinsey & Company (January 2026)



Business Strategy

In 2025, we achieved meaningful commercial and financial milestones that set the foundation for our future. Today, our multi-year strategic plan is progressing with purpose. Underpinned by four strategic objectives, this work is intended to sharpen our target markets and customers, strengthen capital allocation, enhance margins, mitigate seasonality, and build the talent and resources to support our ambitious growth agenda and associated customer needs. The outcome will be a strategic plan that ensures we can operate as a unified enterprise capable of delivering consistent, scalable, top-tier performance.

THINK AHEAD »

Project Spotlight:
Data Centers

North America's data center industry is rapidly expanding, driven by surging demand for AI and cloud services. The U.S. now has over 4,100 data centers[4], with capacity more than doubling to 8,100 MW[5] in the past four years.

We believe Centuri is well positioned as a full-service utility infrastructure partner to support this growth. We work with utilities and developers to deliver end-to-end capabilities, including site preparation, power delivery, electrical systems, and mechanical construction.

Recent projects highlight our growing role. Since 2023, we have supported the redevelopment of a major East Coast site into one of the nation's largest data center campuses, delivering key energy and connectivity infrastructure.

In 2025, we secured two major contracts: a natural gas pipeline supplying 280 generators across ten buildings, and mechanical construction for a 50 MW facility within a hyperscale campus. Both projects are expected to be completed in 2027.

[4] Statista (November 2025)
[5] CBRE (September 2025)







Project Spotlight:
Natural Gas Feeder Line

We believe Centuri's expertise and capabilities have positioned us as a key contributor to the modernization of natural gas networks across North America. Since 2006, we have played an integral role in supporting a major regulated Utah utility in the replacement of aging, high-pressure natural gas pipelines across the state.

Our unique, highly collaborative strategic alliance with our utility customer has been instrumental in improving safety, reliability, and infrastructure resilience by completing projects ranging from half a mile to 20 miles in length — totaling more than 1.4 million linear feet of pipeline installed. For two decades, our teams have worked in environmentally sensitive areas, protecting soil, water, wildlife, and surrounding communities while providing essential natural gas delivery. We have extended the alliance model to our subcontractors and suppliers, further enhancing our ability to drive value across all aspects of the program and to the benefit of the communities we serve.







Governance



2025 marked the culminating milestone in our journey to become a fully standalone public company as Southwest Gas Holdings (SWX) completed the sell down of their ownership position in Centuri in September. In preparation, we built strong corporate governance practices that are fundamental to how we create and preserve value while earning the trust of those we serve.

> Click here to see our
> **Governance Policies**

As a public company, we are accountable not only to our shareholders but also to a broad range of stakeholders, including our communities, customers, and employees. Oversight of business risks and opportunities is integrated at the highest levels of our organization, including our Board of Directors' (the "Board") oversight. To support this commitment, all governance policies are accessible through the company's intranet, including key guiding documents such as the Code of Business Conduct and Ethics made publicly available through our investor relations website.

Sustainability

Sustainability is embedded into our business, and our sustainability framework emphasizes long-term value creation through six guiding principles: safety, quality, environment, economy, community, and employees. We focus our sustainability efforts on actions that provide enduring value for our business and our stakeholders, and report annually on our progress against our stated targets.



> Click here to read our
> **2025 Centuri Sustainability Report**

Centuri
Board of Directors



In March 2026, we expanded our Board from eight to nine members, each with a breadth of expertise and experience across multiple sectors. The Board is ultimately responsible for how the company identifies, evaluates, and manages risks and opportunities across the organization. Their focus remains on assessing the effectiveness of policies and decision making, with the long term goal of increasing value for our shareholders.

Our Board is led by Christopher A. Krummel, who serves as Chairperson of the Board. Mr. Krummel has over 30 years of financial executive experience in the energy and construction industries and has served on the

Centuri Board since 2024. He brings a deep understanding of Centuri's business priorities, strategic vision, and stakeholder values.

In addition, Centuri's governance structure includes a Nominating and Corporate Governance Committee comprised of independent directors, along with an Audit Committee and a Compensation Committee. These committees provide essential oversight that helps foster accountability including selecting and recommending Board candidates, establishing governance principles, ensuring compliance with regulations, overseeing financial reporting, and advising on key employee initiatives.

Board Composition

		Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Christopher A. Krummel	★	●		●
Christian I. Brown				
Anne L. Mariucci	☆		●	○
Andrew W. Evans	☆	●	○	
Julie A. Dill	☆	○		●
Charles R. Patton	☆	●	●	
Dustin DeMaria	☆			●
Karen S. Haller				
Steven Nielsen	☆			

Complete bios and board committee information is available on investor.centuri.com.

★ Independent Board Chair   ○ Committee Chair
☆ Independent Board Member   ● Committee Member

Centuri
Board of Directors



Christopher A. Krummel
*Founding Partner
KEW Advisory LLC*
Director Since: **2024**



Christian I. Brown
*President and Chief Executive
Officer Centuri Holdings, Inc.*
Director Since: **2024**



Anne L. Mariucci
*Former President
Del Webb Corporation*
Director Since: **2024**



Andrew W. Evans
*Retired Utility Company Executive
Southern Company*
Director Since: **2024**



Julie A. Dill
*Former Executive
Spectra Energy Corp.*
Director Since: **2024**



Charles R. Patton
*Retired Utility Company
Executive, AEP*
Director Since: **2024**



Dustin DeMaria
*Senior Analyst, Icahn Enterprises
L.P. and Icahn Capital LP*
Director Since: **2025**



Karen S. Haller
*President & CEO
Southwest Gas Holdings, Inc.*
Director Since: **2024**

Steven Nielsen
*Former Chairman and Executive
Dycom Industries, Inc.*
Director Since: **2026**

Centuri
Executive Officers



Christian I. Brown
*President and Chief Executive
Officer Centuri Holdings, Inc.*



Gergory A. Izenstark
*Executive Vice President,
Chief Financial Officer*



Jason S. Wilcock
*Executive Vice President, Chief
Legal and Administrative Officer &
Corporate Secretary*



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission file number 001-42022

_____

Centuri Holdings, Inc.
(Exact name of registrant as specified in its charter)

_____

Delaware	**93-1817741**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
19820 North 7th Avenue, Suite 120, Phoenix, Arizona	**85027**
(Address of Principal Executive Offices)	(Zip Code)

(623) 582-1235
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, $0.01 par value	CTRI	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐   No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 29, 2025, based upon the closing price of the common stock as reported by the New York Stock Exchange on such date, was approximately $911.5 million

As of February 20, 2026, the number of outstanding shares of Common Stock of the registrant was 100,816,444.


DOCUMENTS INCORPORATED BY REFERENCE

Certain portions, as expressly described in this Annual Report on Form 10-K, of the registrant's Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders, to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.


Table of Contents

3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of the U.S. federal securities laws. All statements other than historical factual information are forward-looking statements, including, without limitation, statements regarding our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation and the economy, generally. Terminology such as "believe," "anticipate," "will," "should," "could," "intend," "plan," "expect," "estimate," "project," "target," "may," "possible," "potential," "forecast," "positioned" and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words.

Specific forward-looking statements in this Annual Report on Form 10-K include:
- Our belief that our brand, scale, experience and fulsome service offerings comprise the necessary profile to attract and retain the best talent and to competitively position ourselves among the largest providers in the sector, while prioritizing the safety of our employees, customers and other stakeholders
- Our belief that our cash and cash equivalents are managed by high credit quality financial institutions;
- Our belief that our capital resources, including existing cash balances, together with our operating cash flows and borrowings under our credit facilities, are sufficient to meet our financial obligations for the next 12 months and the foreseeable future;
- Our belief that the One Big Beautiful Bill Act will not have a material impact on our financial position or results of operations;
- Our belief that the trends listed in "Factors Affecting our Results of Operations" represent a significant challenge for utilities, but also an opportunity for outsourced utility infrastructure services companies to build and maintain more efficient, sustainable infrastructure that can meet the energy needs of future generations;
- Our belief that we have taken steps to secure delivery of a sufficient amount of equipment and do not anticipate any significant disruptions with respect to our fleet in the near-term;
- Our belief that we are well-positioned to serve the increased demand resulting from system integrity management programs to enhance safety pursuant to federal and state mandates;
- Our belief that we are well-positioned to support growing customer attention in achieving environmental objectives through infrastructure construction and maintenance;
- Our belief that we will continue to renegotiate some of our major contracts to address the increased costs of future work;
- Our belief that any liabilities resulting from any known legal matters, including the City of Chicago matter described in "Note 18 — Commitments and Contingencies — Legal Proceedings," will not have a material effect on our financial position, results of operations or cash flows;
- Our expectation that we will continue to incur capital expenditures to meet anticipated needs for our services;
- Our belief that the responsibility under a guarantee could exceed the amount recoverable from the subsidiary alone and could materially and adversely affect our consolidated financial condition, results of operations and cash flows;
- Our belief that the timing of the recognition of remaining performance obligations of fixed-price contracts is largely within the control of the customer, including when the necessary equipment and materials required to complete the work will be provided by the customer;
- Our belief that fuel, labor and material costs could rise in the future resulting in a negative effect on our results of operations or that fluctuations in the price or availability of materials and equipment could impact costs to complete projects or result in the postponement of projects;
- Our belief that rising interest rates on our variable-rate debt could have a negative effect on our business, financial condition and results of operations;
- Our belief that the impacts of tariffs will not be material to our results of operations; and
- Our belief that projects included in backlog can be subject to delays or cancellation as a result of regulatory requirements, adverse weather conditions, customer requirements and other factors that could cause actual revenue to differ significantly from the estimates, or cause revenue to be realized in periods other than originally expected.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially as a result of a number of factors, including, among other things:

- Customer project scheduling and duration;
- Weather, including the occurrence of major storms, and general economic conditions;
- Results of bid work, differences between actual and anticipated outcomes of bid or other fixed-price construction agreements;
- Outcomes from contract and change order negotiations;
- Our ability to successfully procure new work and impacts from work awarded or failing to be awarded work from significant customers, the mix of work awarded, and the amount of work awarded to us following work stoppages or reduction;
- The results of productivity inefficiencies from regulatory requirements, customer supply chain challenges, or otherwise, delays in commissioning individual projects, the ability of management to successfully finance, close on and assimilate any acquired businesses, and changes in our mix of customers, projects, contracts and business;
- Regional or national and/or general economic conditions and demand for our services;
- Price, volatility, and expectations of future prices of natural gas and electricity;
- Increases in the costs to perform services caused by changing conditions;
- The termination, or expiration of existing agreements or contracts;
- Decisions of our customers as to whether to pursue capital projects due to economic impacts resulting from a pandemic or otherwise;
- The budgetary spending patterns of customers;
- Inflation and other increases in construction costs that we may be unable to pass through to our customers;
- Cost or schedule overruns on fixed-price contracts;
- Availability of qualified labor for specific projects;
- The need and availability of letters of credit, payment and performance bonds, or other security;
- Costs we incur to support growth, whether organic or through acquisitions;
- The timing and volume of work under contract;
- Losses experienced in our operations;
- The results of the review of prior period accounting on certain projects and the impact of adjustments to accounting estimates;
- Developments in governmental investigations and/or inquiries;
- Intense competition in the industries in which we operate;
- Existing or future litigation or regulatory proceedings, dispute resolution proceedings or claims, including claims for additional costs;
- Failure of our partners, suppliers or subcontractors to perform their obligations;
- Cybersecurity breaches;
- Failure to maintain safe worksites;
- Risks or uncertainties associated with events outside of our control, including severe weather conditions, public health crises and pandemics, political crises or other catastrophic events, such as the conflicts in the Middle East and the ongoing war in Ukraine;
- The impact of changes to federal policies, including those with respect to taxes, trade policies and tariffs, that affect U.S. relations with the rest of the world;
- Adverse developments affecting specific financial institutions or the broader financial services industry, including liquidity shortages or bank failures;
- Client delays or defaults in making payments;
- The cost and availability of credit and restrictions imposed by our debt agreements;
- The impact of credit rating actions and conditions in the capital markets on financing costs;
- Changes in construction expenditures and financing;
- Levels of or changes in operations and maintenance expenses;
- Our ability to continue to remain within the ratios and other limits in our debt covenants;
- Failure to implement strategic and operational initiatives;
- Risks or uncertainties associated with acquisitions, dispositions and investments;
- Possible information technology interruptions or inability to protect intellectual property;
- Our failure, or the failure of our agents or partners, to comply with laws;
- Our ability to secure appropriate insurance, licenses or permits;
- New or changing legal requirements, including those relating to environmental, health, licensing and safety matters;
- The loss of one or more clients that account for a significant portion of our revenue; and
- Asset impairments.

Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the risks and uncertainties detailed from time to time in our reports filed with the Securities and Exchange Commission (the "SEC"), including in Item 1A Risk Factors in Part I of this Annual Report on Form 10-K. Except to the extent required by applicable law, Centuri does not assume any obligation to update or revise the forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise. You are cautioned not to place undue reliance on these forward-looking statements.

Investors should note that we announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the Investor Relations section of our website to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on our website is not part of, and is not incorporated to, this Annual Report on Form 10-K.

Part I

Item 1. Business

Overview

We are a leading North American utility and energy infrastructure services company with over 115 years of operating history, and we partner with regulated utilities to maintain, upgrade and expand the energy network that powers millions of homes and businesses. We serve as a long-term strategic partner to, and an extension of, North America's electric, gas, and combination utility providers, delivering a wide range of infrastructure solutions that ensure safe, reliable and environmentally sustainable energy operations. Our service offerings primarily consist of the modernization of utility infrastructure through the replacement, maintenance, retrofitting, and installation of electric and natural gas distribution and utility-scale transmission networks and building capacity to meet current and future demands. We also serve complementary, attractive and growing end markets such as distributed power projects and data centers. Our essential services enable our customers to enhance the safety, reliability and environmental sustainability of the electric and natural gas networks that consumers rely upon to meet their essential and evolving energy needs. Guided by our values and our unwavering commitment to serve as long-term partners to customers and communities, our more than 9,600 employees enable our customers to safely and reliably deliver electricity and natural gas and achieve their goals for environmental sustainability.

During the fiscal year ended December 28, 2025 ("fiscal 2025"), we served over 400 customers. Our customers include American Electric Power, Enbridge, Entergy, Exelon, NiSource, National Grid, Sempra Energy and Southern Company, among others. Our top 20 customers are almost exclusively investment-grade utilities and represented 65% of our revenues during fiscal 2025.

We believe our brand, scale, experience and fulsome service offerings comprise the necessary profile to attract and retain the best talent and to competitively position ourselves among the largest providers in the sector, while prioritizing the safety of our employees, customers and other stakeholders. We place a strong emphasis on employee training and development and have implemented a robust safety program that strives to ensure all projects are executed with the highest level of safety and quality standards.

We operate through a family of complementary companies that work together across different geographies, allowing us to establish solid customer relationships and a strong reputation for a wide range of capabilities. Operating across the utility value chain allows us to address diverse customer initiatives, and our knowledge, expertise and resources enable us to deliver successful projects that meet these ever-evolving needs. Furthermore, the composition of our workforce, which includes both union and non-union field labor, enables us to access a wide range of opportunities across regions, customers and projects.

Our core operations are focused on modernizing utility infrastructure, which reduces risks of hazardous gas leaks, reduces methane emissions from natural gas pipelines, hardens electric infrastructure from weather events — thereby increasing electric grid and delivery infrastructure resiliency, and improving the overall safety, reliability, and sustainability of North American energy networks.

Numerous infrastructure replacements or upgrades are needed to support North America's electric grid capacity and modernize electric and gas delivery systems to accommodate future demand. Additionally, we are strongly positioned to support the infrastructure needed to connect renewable energy to existing distribution systems.

We currently operate across 97 locations in 46 U.S. states and six Canadian provinces, enabling us to support our customers across multiple geographies. The majority of our customer relationships are governed by long-term master service agreements ("MSAs"), comprising approximately 78% of our total revenue during fiscal 2025. Additionally, of the remaining 22% of our total revenue that was generated from bid contracts, 8% was generated from existing MSA customers. We predominantly perform smaller, lower-risk distribution projects for our customers. Our focus on MSA-driven work, long-term customer partnerships and recurring maintenance-oriented work orders provides us greater visibility to our demand outlook.

We maintained a favorable mix of contracts, with 79% of our fiscal 2025 revenue generated from variable-priced contracts (56% of revenue from unit-priced contracts and 23% from time and materials ("T&M") contracts). We believe that the limited number of fixed-price contracts we work under, which represented the remaining 21% of our fiscal 2025 revenue, is among the lowest in the industry and serves to minimize execution risk across our operations.

We are committed to sustainability through our work, which modernizes infrastructure to serve the future, and in our operations where we adhere to an internal set of guiding principles that ensure we operate with the highest standards of integrity and sustain a lasting business.

Our Business Lines

We report our results under four reportable segments: (i) U.S. Gas Utility Services ("U.S. Gas"); (ii) Canadian Utility Services ("Canadian Operations"); (iii) Union Electric Utility Services ("Union Electric"); and (iv) Non-Union Electric Utility Services ("Non-Union Electric"). Canadian Operations was previously known as Canadian Gas Utility Services or "Canadian Gas". We renamed the segment to reflect the expanded scope of services offered by the segment following our acquisition of Connect Atlantic Utility Services Corporation ("Connect"), which is included in this segment. The addition of Connect was the only change in the composition of this segment. For additional information regarding the acquisition of Connect and its impact on our results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions" and "Note 8 — Acquisitions" to the consolidated financial statements.

U.S. Gas

U.S. Gas provides comprehensive services, including maintenance, replacement, repair, and installation for local natural gas distribution utilities ("LDCs") focused on the modernization of customers' infrastructure throughout the United States. The work performed within this segment includes solutions for all stages of utility work and is performed primarily within the distribution, utility-scale transmission and end-user infrastructure, rather than large-scale, project-based, cross-country transmission. In addition, U.S. Gas performs other underground services, including water and fiber, and has an in-house fabrication shop providing pipe and component assembly. This segment is able to cater to the needs of its gas utility services and energy customers by serving union and non-union markets.

Canadian Operations

Canadian Operations provides comprehensive services, including maintenance, replacement, repair, and installation for local gas and electric utilities and energy providers. A majority of the work performed in this segment is focused on distribution, urban transmission and end-user interface under MSAs for gas and electric utilities. This segment also provides storm response services and performs construction of electrical systems used in renewable energy projects.

Union Electric

Union Electric provides a comprehensive set of electric utility services encompassing maintenance, replacement, repair, upgrade, and expansion services for urban transmission and local distribution infrastructure within union markets. The work performed within this segment is focused primarily on recurring local distribution and urban transmission services under MSAs, as opposed to large-scale, project-based, cross-country transmission, and services are primarily focused on infrastructure between the substation and end-user meter. In addition to core electric utility infrastructure, this segment provides heavy industrial work, including civil, mechanical, electrical, and fabrication (component assembly) services.

Non-Union Electric

Non-Union Electric provides a comprehensive set of electric utility services encompassing maintenance, replacement, repair, upgrade and expansion services for urban transmission and local distribution infrastructure within non-union markets. The work performed within this segment is focused almost exclusively on recurring local distribution and urban transmission services under MSAs as opposed to large-scale, project-based, cross-country transmission, and services are primarily focused on infrastructure between the substation and end-user meter.

Other

Other consists of any corporate and non-allocated transactions.

Our Industry

Our industry encompasses a range of companies at national, regional and local levels, all of which specialize in providing infrastructure services to electric, gas and combination utilities. The competitive landscape has been consolidating but remains regionally fragmented, with many smaller infrastructure service providers.

Geographic footprint, size, contract type, internal sharing of resources, work mix and breadth of services are key differentiating characteristics in the industry and allow us to uniquely position ourselves to capture opportunities that arise. We are one of the few utility infrastructure service providers that is maintenance-oriented, distribution-focused and have no exposure to cross-country pipeline projects. Furthermore, we often maintain multiple service agreements with our customers across the U.S. and Canada.

The utility industry is characterized by consistent growth of highly predictable, non-discretionary, regulatory-driven investment, supporting resilience through economic cycles and periods of economic disruption. Additionally, the increased programmatic investment for upgrading or replacing older electric and gas utility infrastructure networks, as well as the deployment of "smart" systems, artificial intelligence ("AI"), and energy transition initiatives, provides a solid growth outlook for the utility services sector and opportunities for service diversification and continuous consolidation among the largest service providers, particularly as utilities reduce their work forces and rely more heavily on scaled service providers. We believe that increasing power demands driven by AI, advanced manufacturing, and an increase in overall consumer energy use will also require additional infrastructure to support North American energy networks. Further, an increased occurrence of extreme weather events has driven, and we believe will continue to drive, an immediate need for assistance from infrastructure providers with appropriate expertise and a large footprint to allow for a quick response.

Our Separation from Southwest Gas Holdings

We were previously a privately held subsidiary of Southwest Gas Holdings, Inc. ("Southwest Gas Holdings"). On April 17, 2024, we completed an initial public offering (the "Centuri IPO") and began trading on the New York Stock Exchange (the "NYSE") under the ticker "CTRI". As of the closing of the Centuri IPO, Southwest Gas Holdings owned 71,665,592 shares of our common stock, or approximately 81% of the total outstanding shares of our common stock.

Subsequent to the Centuri IPO, Southwest Gas Holdings fully divested its ownership in us through a series of transactions detailed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview". Prior to these transactions, Southwest Gas Holdings' chief executive officer and director, Karen Haller, served as Chair of our Board of Directors (the "Board"). As a result of Southwest Gas Holdings' ownership exit, our Board appointed Christopher Krummel as the independent Chair of our Board, effective September 15, 2025, replacing Ms. Haller, who remains a member of our Board. Ms. Haller also resigned from our Board's compensation committee.

Competition

We operate in a highly competitive and highly fragmented industry, as we compete with many regional and local providers. Some national competitors do exist in our industry. These competitors include Quanta Services, Inc., MYR Group, Mastec, Inc., Primoris Services Corporation and Everus Construction Group, Inc.

Seasonality

Generally, our revenues are lowest during the first quarter of the year due to less favorable winter weather and related working conditions in various geographies within which we work. Revenues typically improve as more favorable weather conditions occur during the summer and fall months. In cases of severe weather, such as following a regional storm, we may be engaged to perform restoration activities related to above-ground utility infrastructure, which typically results in higher margins due to higher equipment utilization and the absorption of fixed costs. Alternatively, these severe weather events can also delay projects, negatively impacting our results of operations. Severe weather events and the related impacts to our performance and results are not solely within the control of management and cannot always be predicted or mitigated.

Sustainability

Sustainability is ingrained in our business operations. Our vision for building a sustainable business is guided by six guiding principles: ensure the safety of our employees and communities; maintain high standards for environmental stewardship; foster a positive impact in the communities in which we live and work; contribute to a sustained local economy by creating jobs and growing business; bring our differentiated expertise to every quality project we deliver; and maintain an inclusive, fair, and welcoming work environment. We regularly engage our various stakeholder groups to ensure our business processes align with their most pressing concerns while supporting our core business strategy. We track and measure an established set of sustainability performance metrics to help us understand and report our overarching impact. Our most recent Corporate Sustainability Report can be found on our website at www.Centuri.com/Sustainability. The information on our website and Sustainability Report does not constitute a part of, and is not incorporated by reference into, this report or any other report we file with (or furnish to) the SEC, whether made before or after the date of this report.

Regulatory Environment

We are not directly regulated by the state utilities commissions or by the Federal Energy Regulatory Commission ("FERC") in any of our operating areas. Our operations are subject to various laws and regulations including:

- licensing, permitting, registration, building and inspection requirements applicable to businesses, contractors, electricians and engineers;
- regulations relating to worker safety and environmental protection;
- special bidding and procurement requirements on government projects; and
- local ordinances, laws and government acts regulating work in specified areas and on protected sites.

We believe we are in compliance with applicable regulatory requirements and that we have all material licenses, registrations and permits required to conduct our operations. Our failure to comply with applicable regulations could result in project delays, cost overruns, remediation costs, substantial fines and revocation of our operating licenses. We do not expect that continued compliance with such regulations will have a material effect upon capital expenditures, earnings, or our competitive position.

Suppliers

Under the terms of a majority of our MSAs and other customer agreements, materials used in our infrastructure service activities are specified, purchased and supplied by our customers.

Human Capital

Employees are critical to our success and are the lifeblood of our organization. Our workforce is our greatest asset, and we are committed to being an employer of choice to attract and retain the best talent in the industry. The talent and dedication of our employees are what allow us to provide safe and reliable service to customers and explore new opportunities that align with our strategies, while carrying out organizational core values related to safety, quality, and stewardship, among others.

We are committed to a culture of continuous improvement in regard to the safety and health of our employees and the communities we serve every day. We strive to operate event-free and believe that no work is important enough to compromise the health, safety or mental well-being of our employees, the public or the communities where we work. Supporting this is our commitment to fostering a world-class safety culture where our high standards for environmental, health, safety, and quality ("EHSQ") are incorporated in everything we do – from creating a safe and healthy workplace for our employees, ensuring our services are performed safely and responsibly, minimizing our environmental impact, and delivering a quality service. With our "Think Ahead" philosophy, we continue to advance our EHSQ goals with investment in programs and initiatives that ensure continuous improvement. Employees receive initial safety orientation training and certifications to learn practices, procedures, and policies established by our businesses. New and recurring safety training occurs at regular intervals thereafter. Frontline safety strategies, developed with executive leadership, contribute to the improvement of our safety management systems. Safety metrics also form part of incentive compensation programs for leaders of our business units, reinforcing our top priority to safeguard our communities, our employees, and our assets. Such metrics include Total Recordable Incident Rate and Days Away/Restricted/Transferred, which are measures that are widely used in the utility infrastructure industry.

We also maintain additional behavioral-based programs and extensive employee training initiatives to promote safe work, such as our "Think SAFE" and "Good Catch" programs. Since its inception in 2019, our Think SAFE program has established safety ownership at all levels within the organization from our senior leadership team to our front line. Through Think SAFE visits and activities, leaders encourage safety-focused dialogue with crew members through visible, felt leadership. As part of our Good Catch program, crew members record safety observations to reinforce positive actions and identify the need for corrective action in a peer-to-peer setting. These programs encourage employees to open genuine lines of communication to promote EHSQ awareness on all job sites at all times. These observations and activities are recorded and analyzed, which provides us with measurable data that is shared across the enterprise and used to help us achieve continuous improvement in our safety performance year-over-year, bringing us closer to our goal: Every Employee, Home Safely, Every Day.

As of December 28, 2025, we had 9,687 regular full-time equivalent employees working in 46 U.S. states and six Canadian provinces. Employee counts fluctuate between seasonal periods and are typically highest in the summer and fall. Approximately 57% of our employees are represented by unions and covered by collective bargaining agreements. We maintain a competitive market-based total rewards strategy to attract, retain, motivate and develop employees. Our vision for the future is only achievable by developing the best workforce in the industry, and we have committed to doing that by providing a stable foundation for employees to grow and thrive.

Collectively, we embrace a culture of inclusion to not only protect employees under laws designed to do so, but to reinforce a sense of belonging for all employees in the workplace. Our internal programs, such as employee resource groups and scholarship programs, are designed to attract and retain a diverse workforce. We commit to creating a safe and respectful workplace by encouraging employees to participate in unconscious bias training, and by inviting them to engage in meaningful conversations about these topics.

Availability of Information for Stockholders

Centuri Holdings, Inc. was incorporated in Delaware in 2023. Our executive offices are located at 19820 North 7th Avenue, Suite 120, Phoenix, Arizona 85027 and our telephone number is (623) 582-1235.

Our Internet address is www.centuri.com. We post the following filings on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC:

- our Annual Report on Form 10-K;
- our Quarterly Reports on Form 10-Q;
- our Current Reports on Form 8-K;
- our Proxy Statement; and
- any amendments to the above-listed reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act.

All of our SEC filings can be found at the SEC's website www.sec.gov and are also available on our website free of charge. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this Annual Report on Form 10-K or any other filing we make with the SEC.

Item 1A. Risk Factors

Risk Factor Summary

An investment in shares of our common stock is subject to a number of risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. The following list contains a summary of some, but not all, of these risks. You should read this summary together with the more detailed description of each risk factor contained below before making an investment decision.

Risks Related to Our Business and Industry

- The loss of, or reduction in business from, certain significant customers could have a material adverse effect on our business.
- Our financial and operating results may vary significantly from quarter-to-quarter and year-to-year. A variety of factors could adversely affect the timing or profitability of our projects, which may result in additional costs to us, reductions or delays in revenues, the payment of liquidated damages or project termination.
- We derive a significant portion of our revenues from long-term MSAs that may be cancelled by customers on short notice, or which we may be unable to renew on favorable terms or at all.
- Backlog may not be realized or may not result in anticipated revenue or profit.
- Our actual cost may be greater than expected in performing our contracts due to various factors, causing us to realize significantly lower profit or experience losses on our projects.

- Fixed-price and unit-price contracts are subject to potential losses that could materially and adversely affect our results of operations.
- The nature of our operations presents inherent risk of loss that could materially and adversely affect our results of operations and financial condition, earnings and cash flows.
- We operate in a highly competitive industry, and competitive pressures could negatively affect our business, which is largely dependent on the competitive bidding process.
- Challenges relating to supply chain constraints have negatively affected, and may in the future negatively affect, our work mix and volumes, which could materially and adversely affect our results of operations overall.
- Our business could be negatively affected as a result of action of activist stockholders.
- Failure to attract and retain an appropriately qualified employee workforce could materially and adversely affect our collective operations.
- Potential indemnification liabilities to Southwest Gas Holdings could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

Risks Related to Accounting Estimates, Judgments, Timing and Impacts Related to Taxation

- Our financial results are based upon estimates and assumptions that may differ from actual results.
- Our goodwill and other assets have been subject to impairment and may continue to be subject to impairment in the future.
- Changes in applicable tax laws and regulations could adversely affect our business, and our tax burden could increase as a result of ongoing or future tax audits.
- Our ability to use our net operating loss carryforwards and other tax attributes may be limited due to certain provisions of the Internal Revenue Code or state tax law.

Financial, Economic, Environmental and Market Risks

- Certain of our costs, such as operating expenses and interest expenses, could be adversely impacted by periods of heightened inflation, which could have a material adverse effect on our results of operations.
- Our customers' budgetary constraints, regulatory support or decisions, and financial condition could materially and adversely impact work awarded.
- We are subject to risks associated with climate change, and weather conditions in our operating areas can materially and adversely affect operations, financial position, and cash flows.

Risks Related to Ownership of Our Common Stock

- The price of our common stock may fluctuate significantly.
- Future sales by the Icahn Group, or sales by other holders of shares of our common stock, or the perception that such sales may occur, could cause the price of our common stock to decline, potentially materially.

In addition to the other information included in this Annual Report on Form 10-K and in our other filings with the SEC, the following risk factors should be considered in evaluating our business and future prospects. These risk factors represent what we believe to be the known material risk factors with respect to us and our business. Our business, operating results, cash flows and financial condition are subject to these risks and uncertainties, any of which could cause actual results to vary materially from recent results or from anticipated future results. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also ultimately have a material adverse effect on our business, financial condition, prospects, results of operations, or cash flows. We cannot assure our stockholders that any of the events discussed in the risk factors below will not occur.

Risks Related to Our Business and Industry

Risks Related to Our Operations

The loss of, or reduction in business from, certain significant customers could have a material adverse effect on our business.
Certain customers have in the past and may in the future account for a significant portion of our revenues. For example, during the fiscal year ended December 28, 2025, approximately 48% of our revenues were generated collectively from our top ten customers and approximately 65% of our revenues were generated collectively from our top 20 customers. This customer concentration could adversely affect operating results if construction work slowed or halted with one or more of these customers, if competition for work increased, or if existing contracts were terminated or not replaced or

extended. Although we have long-standing relationships with many of our significant customers, a significant customer may unilaterally reduce or discontinue business with us at any time or merge or be acquired by a company that decides to reduce or discontinue business with us. If a significant customer were to file for bankruptcy protection or cease operations, it could result in reduced or discontinued business with us. The loss of business from one or more of our significant customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our financial and operating results may vary significantly from quarter-to-quarter and year-to-year. A variety of factors could adversely affect the timing or profitability of our projects, which may result in additional costs to us, reductions or delays in revenues, the payment of liquidated damages or project termination.

Our business is subject to seasonal and annual fluctuations, and certain projects are subject to risks of delay or cancellation. Some of the quarterly variation is the result of weather events that adversely affect our ability to provide utility companies with contracted-for trenching, installation, and replacement of underground pipes, as well as maintenance services for energy distribution systems. Generally, our revenues are lowest during the first quarter of the year due to less favorable winter weather conditions in colder areas such as the Northeastern and Midwestern United States and Canada. These conditions also require certain areas to scale back their workforce at times during the winter season, presenting challenges associated with maintaining an adequately skilled labor force when it comes time to re-staff work crews following the winter layoffs. Furthermore, we have a formalized service offering of emergency utility system restoration services to bring customers' above-ground utility infrastructure back online following regional storms or other extreme weather events. As a result, our period-to-period revenue can vary depending on the volume of work related to extreme weather events, which are inherently unpredictable. In addition, some of the annual variation is the result of construction projects, which fluctuate based on customer timing and needs, project duration, weather, and general economic conditions. Annual and quarterly results may also be adversely affected by:

- changes in our mix of customers, projects, contracts and business;
- regional or national and/or general economic conditions and demand for our services;
- inability to meet project schedule requirements or achieve guaranteed performance or quality standards for a project, resulting in increased costs through rework, replacement, accelerated work or otherwise, or the payment of liquidated damages to the customer or contract termination, based on the terms of the contract;
- variations and changes in the margins of projects performed during any particular quarter;
- failure to accurately estimate project costs or accurately establish the scope of our services or make judgments in accordance with applicable professional standards (e.g., engineering standards);
- unforeseen circumstances or project modifications not included in our cost estimates or covered by the terms of our contract for the project for which we cannot obtain adequate compensation, including concealed or unknown environmental, geological or geographical site conditions and technical problems such as design or engineering issues;
- the termination or expiration of existing agreements or contracts;
- the budgetary spending patterns of customers;
- changes in the cost or availability of equipment, commodities, materials or labor that we may be unable to pass through to our customers;
- cost or schedule overruns on fixed- or unit-price contracts or MSAs, including delays in the delivery or management of design or engineering information, equipment or materials;
- our or a customer's failure to appropriately manage a project, including the inability to timely obtain permits or rights of way or meet other permitting, regulatory or environmental requirements or conditions;
- labor shortages, due to disputes with labor unions or other impacts;
- inability to negotiate reasonable agreements or contracts with subcontractors, vendors, or other suppliers;
- our suppliers' or subcontractors' failure to perform;
- changes in laws or permitting and regulatory requirements during the course of our work;
- natural disasters or emergencies, including wildfires and earthquakes, as well as significant weather events (e.g., hurricanes, tropical storms, tornadoes, floods, droughts, blizzards ice storms, and extreme temperatures) and adverse weather conditions (e.g., prolonged rainfall or snowfall, or early thaw in Canada and the northern United States);
- difficult terrain and site conditions where delivery of materials and availability of labor are impacted or where there is exposure to harsh and hazardous conditions;
- changes in bonding requirements and bonding availability for existing and new agreements;
- the need and availability of letters of credit;
- costs we incur to support growth, whether organic or through acquisitions;
- protests, legal challenges or other political activity or opposition to a project;
- other factors such as terrorism, military action and public health crises (e.g., the conflicts in the Middle East and the ongoing war in Ukraine and associated sanctions severely limiting Russian natural gas or other exports);

- the timing and volume of work under contract; and
- losses experienced in our operations.

The timing of or failure to obtain contracts, delays in start dates for, or completion of, projects and the cancellation of projects can result in significant periodic fluctuations in our business, financial condition, results of operations and cash flows. Many of our projects involve challenging engineering, permitting, procurement and construction phases that can occur over extended time periods, and we have encountered, and may in the future continue to encounter, project delays, additional costs or project performance challenges.

Many of these difficulties and delays are beyond our control and can negatively impact our ability to complete the project in accordance with the required delivery schedule or achieve our anticipated margin on the project. Delays and additional costs associated with delays may be substantial and not recoverable from third parties, and in some cases, we may be required to compensate the customer for such delays, including in circumstances where we have guaranteed project completion or performance by a scheduled date, and may incur liquidated damages if we do not meet such schedule.

To the extent our costs on a project exceed our revenues, we will incur a loss. Additionally, performance difficulties can result in project cancellation by a customer and damage to our reputation or relationship with a customer, which can adversely affect our ability to obtain additional work under existing contracts or secure new contracts. As a result, our operating results in any particular quarter may not be indicative of the operating results expected for any other quarter, or for an entire year. It may be difficult to predict our financial results from quarter-to-quarter or year-to-year because of these factors.

We derive a significant portion of our revenues from long-term MSAs that may be cancelled by customers on short notice, or which we may be unable to renew on favorable terms or at all.

During the fiscal year ended December 28, 2025, approximately 78% of our total revenue was generated from long-term MSAs. Generally, our MSAs do not require our customers to commit to a minimum amount of services. The majority of these contracts may be cancelled by our customers for convenience upon minimal notice (typically 30 days), regardless of whether we are in default. In situations where a customer determines it has cause to terminate a contract, even shorter notice is generally required (48 hours to 10 days). In addition, many of these contracts permit cancellation of particular purchase orders or statements of work without any notice or limited notice (anywhere from 48 hours to 30 days).

These agreements typically do not require our customers to assign a specific amount of work to us until a purchase order or statement of work is signed. Consequently, projected expenditures by customers are not assured to generate revenue until a definitive purchase order or statement of work is placed with us and the work is completed. Furthermore, our customers generally require competitive bidding of these contracts. As a result, we could be underbid by our competitors or be required to lower the prices charged under a contract being rebid. The loss of work obtained through MSAs and long-term contracts or the reduced profitability of such work, could materially and adversely affect our business or results of operations.

Backlog may not be realized or may not result in revenue or profit.

Backlog is measured and defined differently by companies within our industry. We refer to "backlog" as our expected revenue from existing contracts and work in progress as of the end of the applicable reporting period. Backlog is not a comprehensive indicator of future revenue and is not a measure of profitability. Many contracts may be terminated by our customers on short notice. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we are typically reimbursed for all of our costs through a specific date, as well as all reasonable costs associated with demobilizing from the jobsite, but we typically have no contractual right to the total revenue reflected in our backlog. Projects may remain in backlog for extended periods of time. While backlog includes estimated MSA revenue, customers generally are not contractually obligated to commit to a certain amount of services under our MSAs.

Given these factors, our backlog at any point in time may not accurately represent the revenue that we will realize during any period, and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year. Inability to realize revenue from our backlog could have an adverse effect on our business.

Our actual cost may be greater than expected in performing our contracts, causing us to realize significantly lower profit or experience losses on our projects.

We currently generate, and expect to continue to generate, a considerable portion of our revenue and profit under unit- and fixed-price contracts. During the fiscal year ended December 28, 2025, approximately 77% of our revenue was derived from unit- and fixed-price contracts. In general, we must estimate the costs of completing a specific project to bid these types of contracts. The actual cost of a project may be higher than the costs we estimate at the commencement of the agreement, and we may not be successful in recouping additional costs from our customers. These variations may cause gross profit for a project to differ from those we originally estimated. Reduced profitability or losses on projects could occur due to changes in a variety of factors such as:

- project modifications not reimbursed by the customer creating unanticipated costs;
- changes in the costs of equipment, materials, labor or subcontractors;
- our suppliers' or subcontractors' failure to perform;
- changes in local laws and regulations; and
- delays caused by weather conditions.

As projects grow in size and complexity, multiple factors may contribute to reduced profit or possible losses, and depending on the size of the particular project, negative variations from the estimated contract costs could have a material adverse effect on our business.

Fixed-price and unit-price contracts are subject to potential losses that could adversely affect our results of operations.

We enter into a variety of types of contracts customary in the utility infrastructure services industry. These contracts include unit-priced contracts (including unit-priced contracts with revenue caps), T&M contracts, cost plus contracts, and fixed-price (lump sum) contracts. Contracts with revenue caps and fixed-price arrangements can be susceptible to constrained profits, or even losses, especially those contracts that cover an extended-duration performance period. This is due, in part, to the necessity of estimating costs at the inception of a bid process, which is far in advance of the completion date (at bid inception) of a particular project. Unforeseen inflation, operating inefficiencies due to weather-related or workmanship issues or other costs unanticipated at inception, can detrimentally impact profitability for these types of contracts, which could have an adverse impact on our financial condition, results of operations and cash flows.

Under our customer T&M contracts, we are paid for labor at negotiated hourly billing rates and for certain other allowable expenses, subject to, in most cases, a specified maximum contract value. Profitability on these contracts is driven by billable headcount and cost control. Some of our T&M contracts are subject to contract ceiling amounts, and we are reimbursed for allowable costs and fees, which may be fixed or performance based. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all of the costs we incur, which could have an adverse impact on our financial condition, results of operations and cash flows.

Further, in our fixed- and unit-price contracts, we may provide a project completion date, and in some of our projects we may commit that the project will achieve specific performance standards. Failure to complete the project as scheduled or at the contracted performance standards could result in additional costs or penalties, including liquidated damages, and such amounts could exceed expected project profit, which could have a material adverse impact on our financial condition, results of operations and cash flows.

The nature of our operations presents inherent risk of loss that could materially and adversely affect our results of operations and financial condition, earnings, and cash flows.

Our operations are reliant on skilled personnel who are trained and qualified to work on utility infrastructure under established safety protocols and operator qualification programs, and in conformance with customer-mandated engineering design specifications. Lapses in judgment or failure to follow protocol could lead to warranty and indemnification liabilities or catastrophic accidents, causing property damage or personal injury. Such incidents could result in severe business disruptions, significant decreases in revenues, reputational harm, significant additional costs to us and/or the termination of certain customer agreements. Any such incident could have an adverse effect on our results of operations, financial condition, earnings, and cash flows. In addition, any of these or similar events could result in legal and other claims against us, cause environmental pollution, damage to our properties or the properties of others, or loss of revenue by us or others.

Further, we perform our work under a variety of conditions, including, but not limited to, areas impacted by extreme weather events, difficult and hard to reach terrain, challenging site conditions, and busy urban centers, where delivery of materials and availability of labor may be impacted. Performing work under these conditions can slow our progress, potentially causing us to be contractually liable to our customers. These difficult conditions may also cause us to incur additional, unanticipated costs that we might not be able to pass on to our customers, which could have a material adverse effect on our results of operations and financial condition, earnings, and cash flows.

15

We operate in a highly competitive industry, and competitive pressures could materially and adversely affect our business, which is largely dependent on the competitive bidding process.

We cannot be certain that we will maintain or enhance our competitive position or maintain our current customer base. The specialty contracting business is served by numerous companies, from small, owner-operated private companies to large multi-national, public companies. Relatively few barriers prevent entry into some areas of our business, and as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. In addition, some of our competitors have significant financial, technical and marketing resources, and may have or develop expertise, experience and resources to provide services that are superior in either or both price and quality. Certain of our competitors may also have lower overhead cost structures, and therefore may be able to provide services at lower pricing than us.

We also face competition from the in-house service organizations of our existing or prospective customers, which are capable of performing, or acquiring businesses that perform some of the same types of services we provide. These customers may also face pressure or be compelled by regulatory or other requirements to self-perform an increasing amount of the services we currently perform for them, thereby reducing the services they outsource to us in the future. We also subcontract a minor portion of our services, including pursuant to customer and regulatory requirements, such as supplier diversity requirements, and certain of these subcontractors may develop into a competitor to us on prime contracts with our customers.

Furthermore, a portion of our revenues is directly or indirectly dependent upon obtaining new contracts, which is highly competitive, unpredictable and often involves complex and lengthy negotiations and bidding processes that are impacted by a wide variety of factors, including, among other things, price, governmental approvals, financing contingencies, commodity prices, environmental conditions, overall market and economic conditions, and a potential customer's perception of our ability to perform the work or the technological advantages held by our competitors. We compete with other general and specialty contractors, both regional and national, as well as small local contractors. The strong competition in our markets requires maintaining skilled personnel and investing in technology, and puts pressure on profit margins. We do not obtain contracts from all of our bids and our inability to win bids at acceptable profit margins would adversely affect our results of operations. The competitive environment in which we operate can also affect the timing of contract awards and the commencement or progress of work under awarded contracts. For example, based on rapidly changing competition dynamics, we have recently experienced, and may in the future experience, more competitive pricing for smaller scale projects. Additionally, changing competitive pressures present difficulties in matching workforce size with available contract awards. As a result, changes in the competitive environment in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any deterioration in the quality or reputation of our brands, which can be exacerbated by the effect of social media or significant media coverage, could have a material adverse impact on our business.

Much of our growth has been driven by acquisitions of companies that had significant brand recognition in various regions of the United States and Canada. In most cases, our subsidiaries continue to operate under the same brand names they operated under before we acquired them. Our brands and reputation are among our most important assets, and our ability to attract and retain customers depends on brand recognition and reputation in the markets in which we operate. Such dependence makes our business susceptible to reputational damage and to competition from other companies. A variety of events could result in damage to our reputation or brands, some of which are outside of our control, including:

- acts or omissions that adversely affect our business such as a crime, scandal, cyber-related incidents, litigation or other negative publicity;
- failure to successfully perform, or negative publicity related to, a high-profile project;
- actual or potential involvement in a catastrophic fire, explosion or similar event; or
- actual or perceived responsibility for a serious accident or injury.

Intensifying media coverage, including the considerable expansion in the use of social media, has increased the volume and speed with which negative publicity arising from events can be generated and spread, and we may be unable to respond timely to, correct any inaccuracies in, or adequately address negative perceptions arising from such media coverage. If the reputation or perceived quality of our brands decline or customers lose confidence in us, our business, financial condition, results of operations, or cash flows could be materially and adversely affected.

16

We are self-insured against many potential liabilities, and there can be no assurance that our insurance coverages will be sufficient under all circumstances or against all claims to which we may be subject, which could expose us to significant liabilities and materially and adversely affect our business, financial condition, results of operations and cash flows.

We maintain insurance policies with respect to automobile liability, general liability, employer's liability, workers' compensation and other type of coverages. These policies are subject to high deductibles or self-insured retention amounts. For example, we maintain liability insurance that covers the Company for some, but not all, risks associated with the utility infrastructure services we provide. In connection with this liability insurance policy, we are responsible for an initial deductible or self-insured retention amount per incident, after which the insurance carrier would be responsible for amounts up to the policy limit. Our currently effective liability insurance policies require us to be responsible for the first $750,000 (self-insured deductible) of each incident. We cannot predict the likelihood that any future event will occur which could result in a claim exceeding these amounts; however, a large claim for which we were deemed liable could reduce our earnings up to and including the self-insurance maximum.

We are effectively self-insured for substantially all claims because most claims against us do not exceed the deductibles under our insurance policies and there can be no assurance that our insurance coverages will be sufficient or effective under all circumstances, or against all claims or liabilities to which we may be subject, which could expose us to significant liabilities and materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, liability exposures are difficult to assess and estimate due to many factors, the effects of which are often unknown or difficult to estimate, including the severity of an injury, the determination of our liability in proportion to other parties' liability, the number of incidents not immediately reported and the effectiveness of our safety programs. If our claims costs exceed our estimates of liability exposures, if our claims increase, or if our insurance coverage proves to be inadequate or becomes unavailable, we could experience increased exposure to risk and/or a decline in profitability and liquidity.

In an increasingly challenging insurance market, with diminishing capacity being available to insureds, due in part to the rising frequency and costs of insurance claims, there is no assurance that we will be able to obtain adequate insurance limits to protect against the various liability exposures we are subject to in our business. If our claims costs exceed our estimates of liability exposures, if our claims increase, or if our insurance coverage proves to be inadequate or becomes unavailable, we could experience increased exposure to risk and/or a decline in profitability and liquidity.

We may be unsuccessful at generating internal growth, which may materially and adversely affect our ability to expand our operations or grow our business.

Our ability to generate internal growth may be adversely affected if, among other factors, we are unable to:
- attract new customers;
- increase the number of projects or amount of work performed for existing customers;
- hire and retain qualified personnel;
- secure appropriate levels of construction equipment;
- successfully bid for new projects; or
- adapt the range of services we offer to address our customers' evolving needs.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital. Our customers may also reduce projects in response to economic conditions.

Furthermore, part of our growth strategy is to expand into high-growth service lines. We intend to seek additional clean energy projects that include renewable natural gas, wind and solar connections, and electric vehicle charging and battery storage related infrastructure. We may not be successful in obtaining new contracts to do this work, and we may expend significant resources exploring opportunities to do so and to prove our capabilities.

Many of the factors affecting our ability to generate internal growth are beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business which could have a material adverse effect on our financial condition, results of operations and cash flows.

Changes to renewable portfolio standards and decreased demand for renewable energy projects could materially and adversely impact our future results of operations, financial condition, cash flows and liquidity.

From time to time, we perform work within the clean energy infrastructure market. Expansion into the clean energy infrastructure market has required, and further expansion will continue to require, additional capital expenditures or increased operating costs. Currently, the development of offshore wind energy and other renewable energy facilities is dependent on the existence of renewable portfolio standards and other state incentives and requirements. Renewable portfolio standards are state-specific statutory provisions requiring or encouraging that electric utilities generate a certain amount of electricity from renewable energy sources. These standards have initiated significant growth in the renewable energy industry and potential demand for renewable energy infrastructure construction services. Elimination of, or changes to, existing renewable portfolio standards, tax credits or environmental policies may negatively affect future demand for our services related to renewable energy, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may pursue acquisitions, which may not be successful and may divert financial and management resources. If we fail to integrate acquisitions successfully, we may experience operational challenges and risks which may have a material adverse effect on our business.

As part of our growth strategy, we have and may continue to acquire companies that expand, complement or diversify our business. For example, we acquired Connect in 2025, Riggs Distler & Company, Inc. ("Riggs Distler") in 2021, and Linetec Services, LLC in 2018. We may be unsuccessful in completing acquisition opportunities that we pursue, which would cause us to incur pursuit costs without the commensurate benefit of completing the acquisition. Other interested parties may be more successful than us in executing and closing acquisitions in competitive auctions. Our ability to enter into and complete acquisitions may be restricted by, or subject to, various approvals under U.S., Canadian or other applicable law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. Furthermore, completed acquisitions may expose us to operational challenges and risks, including, among others:

- the diversion of management's attention from the day-to-day operations of the combined company;
- managing a larger company than before completion of an acquisition;
- the assimilation of new employees and the integration of business cultures;
- training and facilitating our internal control processes within the acquired organization;
- retaining key personnel;
- the integration of information, accounting, finance, sales, billing, payroll and regulatory compliance systems;
- challenges in keeping existing customers and obtaining new customers;
- challenges in combining service offerings and sales and marketing activities;
- the assumption of liabilities of the acquired business for which there are inadequate reserves;
- the potential impairment of acquired goodwill and intangible assets; and
- the inability to enforce covenants not to compete.

Failure to effectively manage the acquisition pursuit and integration process could materially and adversely affect our business, financial condition, results of operations and cash flows.

Technological advancements and other market developments could materially and adversely affect our business.

Technological advancements, market developments and other factors may increase our costs or alter our customers' existing operating models or the services they require, which could result in reduced demand for our services. For example, a reduction in demand for natural gas or an increase in demand for renewable energy sources could negatively impact certain of our customers and reduce demand for certain of our services. Additionally, a transition to a decentralized electric power grid, which relies on more dispersed and smaller-scale renewable energy sources, could reduce the need for large infrastructure projects and significant maintenance and rehabilitation programs, thereby reducing demand for, or profitability of, our services. Our future success will depend, in part, on our ability to anticipate and adapt to these and other potential changes in a cost-effective manner and to offer services that meet customer demands and evolving industry standards. If we fail to do so or incur significant expenditures in adapting to such change, our businesses, financial condition, results of operations and cash flows could be materially and adversely affected.

Furthermore, we view our portfolio of energized services tools and techniques, as well as our other process and design technologies, as competitive strengths, which we believe differentiate our service offerings. If our work processes become obsolete, through technological advancements or otherwise, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

18

Systems and information technology interruptions and/or data security breaches could materially and adversely affect our operating results and ability to operate, and could result in harm to our reputation.

We are heavily reliant on information and communications technology, computer and other related systems in order to operate. We also rely, in part, on third-party software and information technology to run certain of our critical accounting, project management, financial information, human resource information and risk management information systems. From time to time, we experience system interruptions and delays. In certain cases, our information technology systems are also integrated with those of our customers, which exposes us to the additional risk of a third-party breach of the customers' systems outside of our control. Our operations could be interrupted or delayed, or our data security could be breached, if we are unable to deploy software and hardware, gain access to, or effectively maintain and upgrade, our systems and network infrastructure and/or take other steps to improve and otherwise protect our systems. In addition, our information technology and communications systems, including those associated with acquired businesses, and our operations could be damaged or interrupted by cyber attacks and/or physical security risks. These risks include natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, phishing attacks, social engineering schemes, malicious code, ransomware attacks, acts of terrorism and physical or electronic security breaches, including breaches by computer hackers, cyber-terrorists and/or unauthorized access to, or disclosure of, our and/or our employees' or customers' data. Furthermore, such unauthorized access or cyber attacks could go unnoticed for some period of time.

These events, among others, could cause system interruptions, delays and/or the loss or release of critical or sensitive data, including the unintentional disclosure of customer, employee, or our information, and could delay or prevent operations, including the processing of transactions and reporting of financial results or cause processing inefficiency or downtime, all of which could have a material adverse effect on our business, results of operations and financial condition, and could materially harm our reputation and/or result in significant costs, fines or litigation. Similar risks could adversely affect our customers, subcontractors or suppliers, indirectly affecting us.

While we have security, internal control and technology measures in place to protect our systems and network, if these measures fail as a result of a cyber attack, other third-party action, employee error, malfeasance or other security failure, and someone obtains unauthorized access to our or our employees' or customers' information, our reputation could be damaged, our business may suffer and we could incur significant liability, or, in some cases, we may lose access to our business data or systems, incur significant remediation costs or be subject to demands to pay ransom. In the ordinary course of business, we may be targeted by malicious cyber attacks. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and are increasingly sophisticated, and generally are not identified until they are launched against a target, our current or future defenses may not be adequate to protect against new or enhanced techniques. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to investigate and mitigate problems caused by these disruptions and breaches. Any of these events could materially damage our reputation and have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, while we maintain insurance policies that we consider to be adequate, our coverage may not specifically cover all types of losses or claims that may arise, which could result in significant uninsured or undetermined losses.

In addition, the unauthorized disclosure of confidential information and current and future laws and regulations, or changes to such laws or regulations, governing data privacy may pose complex compliance challenges and/or result in additional costs. Failure to comply with such laws and regulations could result in penalties, fines, legal liabilities or harm our reputation. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could require significant additional resources or cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows.

We regularly evaluate the need to upgrade, enhance or replace our systems and network infrastructure to protect our information technology environment, to stay current on vendor supported products and to improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention or causing delays or difficulties in transitioning to new systems. In addition, our system implementations may not result in productivity improvements at the levels anticipated. System implementation or information technology disruptions could have a material adverse effect on our business, and remediation of any such disruptions, and the technological implementations themselves, could result in significant costs.

Risks Related to Our Supply Chain, Equipment, Subcontractors and Other Parties

Challenges relating to supply chain constraints have negatively affected, and may in the future negatively affect, our work mix and volumes, which could materially and adversely affect our results of operations overall.

Due to increased demand across a range of industries, the global supply market for certain customer-provided components, including, but not limited to, electric transformers and gas risers needed to complete our customer projects, has experienced isolated performance constraint and disruption in recent periods in support of a few customers. This constrained supply environment has adversely affected, and could further affect, customer-provided component availability, lead times and cost, and could increase the likelihood of unexpected cancellations or delays of supply of key components to customers, thereby leading to delays and our inability to timely deliver projects to customers. In an effort to mitigate these risks, we have redirected efforts to projects whereby the customer has provided necessary materials, but delays in materials and the costs associated with mobilizing/demobilizing workforces can lead to inefficiencies in absorption of fixed costs, higher labor costs for teams waiting to be deployed, and delays in pivoting to projects where necessary materials are available. Our efforts to adapt quickly or redeploy to other projects may fail to reduce the effects of these adverse supply chain conditions on our business.

Despite these mitigation efforts, the constrained supply conditions may materially and adversely impact our business, financial condition, results of operations and cash flows. Weather-related events, changes in U.S. tariff-policy, inflationary pressure, a fluctuating labor market, and geopolitical instability, among others, have also contributed to and exacerbated this strain within and outside the United States, and there can be no assurance that these impacts on the supply chain will not continue, or worsen, in the future, negatively impacting any of our operating business lines and their results. The current supply chain challenges, including, for example, the imposition of expansive tariffs on imported goods to the United States, could also result in increased use of cash, engineering design changes, and delays in the completion of projects, each of which could adversely impact our business and results of operations. In the event these supply chain challenges persist for the foreseeable future, these conditions could materially and adversely impact our results of operations and financial condition over an extended period.

Our business could be negatively affected as a result of actions of activist stockholders.

We have been, and may continue to be, the subject of actions by activist stockholders. On November 10, 2025, the Company entered into a Director Appointment and Nomination Agreement (the "Cooperation Agreement") with Carl C. Icahn and the persons and entities listed therein (the "Icahn Group"), pursuant to which they have appointed a director to the Board. Additionally, as of February 20, 2026, the Icahn Group beneficially owned an aggregate of 10% of the outstanding shares of our common stock. There can be no assurances that the Icahn Group, when the Cooperation Agreement expires, or other activist stockholders will not pursue similar actions with respect to us in the future.

Responding to actions by activist stockholders can be costly and time-consuming, disrupt our operations, and divert the attention of management and our employees. Perceived uncertainties among current and potential customers, employees, and other parties as to our future direction could result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners. These actions could also cause our stock price to experience periods of volatility, which could disrupt our ability to access the capital markets for financing purposes.

We are subject to the risk of changes in fuel costs, which could have a material adverse effect on our results of operations and cash flows.

The cost of fuel is an appreciable operating expense of our business. Significant increases in fuel prices for extended periods of time, such as those experienced as a result of recent geopolitical conflicts and inflation, has caused, and could continue to cause, our operating expenses to fluctuate. An increase in cost with partial or no corresponding compensation from customers would lead to lower margins which could have an adverse effect on our results of operations. While we believe we can increase our prices to adjust for some price increases in fuel, there can be no assurance that price increases of fuel, if they were to occur, would be recoverable from customers.

An increase in the prices or availability of certain customer-provided materials and commodities used in our business could materially and adversely affect our results of operations and cash flows.

Generally, our contracts provide that the customer is responsible for providing the materials for a given project, exposing them to market risk of increases in certain commodity prices of materials, such as copper and steel, which are supplies or materials components utilized in all of our operations. We and our customers are also exposed to the availability of these materials which have been impacted by the supply-chain disruptions arising from geopolitical instability, international sanctions, inflationary pressures, and regulatory slowdowns. In addition, our customers' capital budgets may be impacted by the prices of certain materials, and reduced customer spending could lead to fewer project awards and more competition. These prices could be materially impacted by general market conditions, inflationary pressures, and other factors, including U.S. trade relationships with other countries or the imposition or future increase of tariffs. Additionally, some of our fixed- and unit-price contracts do not allow us to adjust our prices and, as a result, increases in material or fuel costs could reduce our profitability with respect to such projects.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, which could have a material adverse effect on our business, results of operations and cash flows.

A significant portion of the work we perform under our contracts is accomplished utilizing our own construction equipment rather than rented equipment. To the extent we are unable to buy or lease equipment necessary for a project, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs of completing the project. We sometimes bid on work knowing that we will have to rent equipment on a short-term basis, in which case we include the equipment rental rates in our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment requires continuous maintenance. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our dependence on suppliers, subcontractors and equipment manufacturers could expose us to the risk of loss in our operations, which could have a material adverse effect on our business, results of operations and cash flows.

On certain projects, we rely on suppliers to obtain the necessary materials and subcontractors to perform portions of our services. We also rely on equipment manufacturers to provide us with the equipment required to conduct our operations. Although we are not dependent on any single supplier, subcontractor or equipment manufacturer, any substantial limitation on the availability of required suppliers, subcontractors or equipment manufacturers could negatively impact our operations. The risk of a lack of available suppliers, subcontractors or equipment manufacturers may be heightened as a result of market, regulatory and economic conditions. Availability of suppliers and manufacturers may also be limited by U.S. trade and other foreign policies that restrict business relationships with certain suppliers and manufacturers. We may experience difficulties in acquiring equipment or materials due to supply chain interruptions, including as a result of natural disasters, weather, labor disputes, pandemic outbreak of disease, fire or explosions, power outages and similar events. To the extent we cannot engage subcontractors or acquire equipment or materials, we could experience delays and losses in the performance of our operations.

Successful completion of our contracts may depend on whether our subcontractors successfully fulfill their contractual obligations. During the fiscal year ended December 28, 2025, we subcontracted approximately 16% of our services. If our subcontractors fail to perform their contractual obligations as a result of financial or other difficulties, or if our subcontractors fail to meet the expected completion dates or quality standards, we may be required to incur additional costs or provide additional services in order to make up such shortfall and we may suffer damage to our reputation.

Project performance issues, including those caused by third parties, or certain contractual obligations may result in additional costs to us, reductions or delays in revenues or the payment of penalties, including liquidated damages.

Many projects involve challenging engineering, procurement and construction phases that may occur over several years. We may encounter difficulties that adversely affect our ability to complete the project in accordance with the original delivery schedule. These difficulties may be the result of delays:

- in designs;
- in engineering information or materials provided by the customer or a third-party;
- in equipment and material delivery;
- due to schedule changes;
- from our customers' failure to timely obtain permits, rights-of-way or to meet other regulatory requirements;
- due to weather-related issues;
- caused by difficult worksite environments;
- caused by inefficiencies and not achieving expected labor performance and other factors, some of which are beyond our control; and
- due to local opposition, which may include injunctive actions as well as public protests, to the siting of electric transmission lines, renewable energy projects, or other facilities.

Any delay or failure by suppliers or by third-party subcontractors in the completion of their portion of the project may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. We may not be able to recover the costs we incur that are caused by delays. Certain contracts have guarantee or bonus provisions regarding project completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any of our schedules or performance requirements could also result in additional costs or penalties, including liquidated damages, loss of revenue related to milestone achievement, and such amounts could reduce project profit. In extreme cases, the above-mentioned factors could cause project cancellations. Delays or cancellations may impact our reputation or relationships with customers and adversely affect our ability to secure new contracts. Larger projects present additional performance risks due to complexity of the work and duration of the project.

Our customers may change or delay various elements of the project after its commencement. The design, engineering information, equipment or materials that are to be provided by the customer or other parties may be deficient or delivered later than required by the project schedule, resulting in additional direct or indirect costs. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required and the compensation to be paid to us. We are subject to the risk that we may be unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to change orders or failure by others to timely deliver items, such as engineering drawings or materials.

We have in the past brought, and may in the future bring, claims against our customers related to, among other things, the payment terms of our contracts and change orders relating to our contracts. These types of claims occur due to, among other things, customer-caused delays or changes in project scope, either of which may result in additional cost, which may not be recovered until the claim is resolved or at all. Additionally, if any of our customers do not proceed with the completion of projects or default on their payment obligations, or if we encounter disputes with our customers with respect to the adequacy of billing support, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred. In some instances, these claims can be the subject of lengthy legal proceedings, and it is difficult to accurately predict when or if they will be fully resolved. A failure to promptly recover on these types of claims in the future could have a negative impact on our business, financial condition, results of operations and cash flows. Additionally, any such claims may harm our future relationships with our customers and could negatively impact our brand and reputation.

Risks Related to Labor

We depend on key personnel and we may not be able to operate and grow our business effectively if we lose the services of any of our key persons or are unable to attract and retain qualified and skilled personnel in the future.

We are dependent upon the efforts of our key personnel, and our ability to retain them and hire other qualified employees. The loss of any of our executive officers, or other key personnel, such as our operations managers and the executive leadership teams of any of our operating subsidiaries, among other senior management members, could affect our ability to run our business effectively. Competition for senior management is intense, and we may not be able to adequately incentivize or retain our personnel. For example, we appointed a new Chief Executive Officer, who joined the Company on December 3, 2024. The loss of any key person requires the remaining key personnel to divert immediate and substantial attention to seeking a replacement, as well as to performing the departed person's responsibilities until a replacement is found. If we fail to find a suitable replacement for any departing executive or senior officer on a timely basis, such departure could materially and adversely affect our ability to operate and grow our business.

Failure to attract and retain an appropriately qualified employee workforce could materially and adversely affect our collective operations.

Our business is labor intensive and our ability to implement our business strategy and serve our customers is dependent upon our continuing ability to attract and retain talented professionals and a technically skilled workforce, which in turn affects our ability to transfer the knowledge and expertise of our workforce to new employees as our aging employees retire. Failure to attract, hire, and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to the new employees, or the future availability and cost of contract labor could materially and adversely affect our ability to manage and operate our business.

In particular, the productivity of our labor force and its ongoing relationship with clients is largely dependent on those serving in foreman, general foreman, construction crew supervisor, superintendent, general superintendent, regional, and executive level management positions. The ability to retain these individuals, due in large part to the competitive nature of the utility infrastructure service business, is necessary for our ongoing success and growth. Further, the competitive environment within which we perform work creates pricing pressures, specifically when our unionized businesses are bidding against non-union competitors. This workforce competition, including that which exists for resources across our businesses, could materially and adversely impact our business, financial condition, results of operations, and cash flows.

We may not be able to maintain an adequately skilled labor force necessary to operate efficiently and to support our growth strategy. We have from time-to-time experienced, and may in the future experience, shortages of certain types of qualified personnel. For example, periodically there are shortages of project managers, field supervisors, linemen, operators, welders, fusers, laborers and other skilled workers capable of working on and supervising the construction and maintenance of electric and natural gas utilities and infrastructure, as well as providing engineering services. The supply of these experienced and critical positions may not be sufficient to meet current or expected demand. The beginning of new, large-scale infrastructure projects, or increased competition for workers currently available to us, could affect our business, even if we are not awarded such projects. Labor shortages, or increased labor costs could impair our ability to maintain our business or grow our revenue. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses.

Our unionized workforce and related obligations could materially and adversely affect our operations, lead to work stoppages or impact our ability to complete certain acquisitions.

As of December 28, 2025, approximately 57% of our workforce was covered by collective bargaining agreements with labor unions, which is typical of the utility infrastructure services industry. Of the 332 collective bargaining agreements to which we currently are a party, 27 expire during 2026 and 14 expire during 2027 and require renegotiation. The terms of these agreements limit our discretion in the management of covered employees and our ability to nimbly implement changes to meet business needs. For example, under certain of our collective bargaining agreements we owe unionized employees "show up pay" for up to a full day's work on days when weather conditions make it impossible to safely undertake regular outdoor construction operations if we do not alert them by a specified cut off time on the prior day. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. In the current inflationary environment, negotiations over union wage rates or increases in benefits may slow or derail contract renegotiations, which may lead to potential strikes or work stoppages. Strikes or work stoppages could adversely impact relationships with our customers and could cause us to lose business and have a material adverse effect on our business and results of operations and cash flows.

Our ability to complete future acquisitions could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some acquisition targets may decline to become affiliated with a union-based company. Moreover, certain of our customers, where permissible by law, may require or prefer a non-union workforce, and they may reduce the amount of work assigned to us if our non-union labor crews become unionized, which could materially and adversely affect our financial condition, results of operations and cash flows.

We participate in multiemployer pension plans which could create additional obligations and payment liabilities.

We contribute to multiemployer defined benefit pension plans under the terms of collective bargaining agreements that cover certain unionized employee groups in the United States. The risks of participating in multiemployer pension plans differ from single employer-sponsored plans and such plans are subject to regulation under the Pension Protection Act (the "PPA"). Additionally, changes in regulations covering these plans could increase our costs and/or potential withdrawal liability.

Multiemployer pension plans are cost-sharing plans subject to collective-bargaining agreements. Contributions to a multiemployer plan by one employer are not specifically earmarked for its employees and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan are borne by the remaining participating employers. In addition, if a multiemployer plan is determined to be underfunded based on the criteria established by the PPA, the plan may be required to implement a financial improvement plan or rehabilitation plan that may require additional contributions or surcharges by participating employers.

In addition to the contributions discussed above, we could again become obligated to pay additional amounts, known as withdrawal liabilities, upon decrease or cessation of participation in a multiemployer pension plan. Although an employer may obtain an estimate of such liability, the final calculation of the withdrawal liability may not be able to be determined for an extended period of time. Generally, the cash obligation of such withdrawal liability is payable over a 20-year period. If, in the future, we choose to withdraw from a multiemployer pension plan, we will likely need to record significant withdrawal liabilities, which could adversely impact our financial conditions and results of operations.

Risks Related to Our Indebtedness and Additional Capital

Our existing indebtedness or ability to incur additional indebtedness could materially and adversely affect our businesses and our ability to meet our obligations and pay dividends.

As of December 28, 2025, we had outstanding indebtedness of approximately $754.2 million, including finance lease liabilities, and had the ability to incur approximately $302.4 million in additional indebtedness under our existing revolving credit agreement when considering our covenants. In addition, as of December 28, 2025, we had $125.0 million outstanding under our accounts receivable securitization facility, which is an off-balance sheet arrangement and not classified as debt on our balance sheet. This debt and our obligations under the accounts receivable securitization facility could have important, adverse consequences to us and our investors, including:

- requiring a substantial portion of our cash flow from operations to make interest payments;
- making it more difficult to satisfy other obligations;
- increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
- increasing our vulnerability to general adverse economic and industry conditions;
- reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our businesses;
- the amount of receivables that qualify under our securitization facility could decrease, which could materially and adversely impact our liquidity;
- limiting our flexibility in planning for, or reacting to, changes in our businesses and industries; and
- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends (if we pay dividends) or repurchase shares of our common stock.

The instruments governing our outstanding debt contain certain restrictive covenants that will limit our ability to engage in activities that may be in our long-term interest, including for example EBITDA-based leverage and interest coverage ratios. If we breach any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, our outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect our liquidity and financial statements. In addition, any failure to obtain and maintain credit ratings from independent rating agencies would adversely affect our cost of funds and could adversely affect our liquidity and access to the capital markets. If we add new debt, the risks described above could increase. For additional information regarding our debt, please refer to "Note 12 — Long-Term Debt" to our consolidated financial statements, for more information on our debt and debt covenants.

The risks described above will increase with the amount of indebtedness we incur, and in the future, we may incur significant indebtedness in addition to the indebtedness described above. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

Our business is capital intensive, and if we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, and some of these activities could have terms that are unfavorable or could be highly dilutive. Our ability to obtain additional financing or to refinance our existing indebtedness will depend on the capital markets and our financial condition at such time and there can be no assurance that we will be able to refinance our indebtedness on favorable terms or at all. Any of the above factors could materially and adversely affect our results of operations, cash flows and liquidity.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. The amount of receivables that qualify under our securitization facility could decrease, which could materially and adversely impact our liquidity. Additionally, we may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy (if we pay dividends), seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet debt service obligations when due.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including certain international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, regulatory, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially and adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Our variable rate indebtedness subjects us to interest rate risk and could have a material adverse effect on us.

Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Our weighted average interest rate on our variable rate debt during the fiscal year ended December 28, 2025 was 6.59%. The annual effect on our pretax earnings of a hypothetical 100 basis point increase or decrease in variable interest rates would be approximately $7.1 million based on our December 28, 2025 balance of variable rate debt.

We may need additional capital in the future for working capital, capital expenditures or acquisitions, and we may not be able to access capital on favorable terms, or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to generate cash is essential for the funding of our operations and the servicing of our debt. If existing cash balances together with the borrowing capacity under our credit facility were not sufficient to make future investments, make acquisitions or provide needed working capital, we may require financing from other sources. Our ability to obtain such additional financing in the future will depend on a number of factors including prevailing capital market conditions, conditions in our industry, and our operating results. These factors may affect our ability to arrange additional financing on terms that are acceptable to us. If additional funds were not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or pursue other opportunities.

We may not be able to compete for, or work on, certain projects if we are not able to obtain necessary bonds, letters of credit, bank guarantees or other financial assurances.

Some of our contracts require that we provide security to our customers for the performance of their projects in the form of bonds, letters of credit, bank guarantees or other financial assurances. Current or future market conditions, including losses incurred in the construction industry or as a result of large corporate bankruptcies, as well as changes in our sureties' assessment of our operating and financial risk, could cause our surety providers and lenders to decline to issue or renew, or substantially reduce the amount of, bid, advance payment or performance bonds for our work and could increase our costs associated with collateral. These actions could be taken on short notice. If our surety providers or lenders were to limit or eliminate our access to bonding, letters of credit or guarantees, our alternatives would include seeking capacity from other sureties and lenders, finding more business that does not require bonds or allows for other forms of collateral for project performance. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all, which could affect our ability to bid for or work on future projects requiring financial assurances.

We have also granted security interests in various assets to collateralize our obligations to our sureties and lenders. Furthermore, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds. If we were to experience an interruption or reduction in the availability of bonding capacity as a result of these or any other reasons, we may be unable to compete for or work on certain projects that would require bonding.

A downgrade in our debt rating could restrict our ability to access the capital markets.

The terms of our financings are, in part, dependent on the credit ratings assigned to our debt by independent credit rating agencies. We cannot provide assurance that our current credit rating will remain in effect for any given period of time or that it will not be lowered or withdrawn entirely by a rating agency. Factors that may impact our credit rating include, among other things, our debt levels and liquidity, capital structure, financial performance, planned asset purchases or sales, near-and long-term growth opportunities, customer base and market position, geographic diversity, regulatory environment, project performance and risk profile. A downgrade in our credit rating could limit our ability to access the debt capital markets or refinance our existing debt, or cause us to refinance or issue debt with less favorable terms and conditions. An increase in the level of our indebtedness and related interest costs may increase our vulnerability to adverse general economic and industry conditions and may affect our ability to obtain additional financing, as well as have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Accounting Estimates, Judgments, Timing and Impacts Related to Taxation

Our financial results are based upon estimates and assumptions that may differ from actual results.

In preparing our financial information included in this Annual Report on Form 10-K, in conformity with accounting principles generally accepted in the United States of America ("GAAP"), many estimates and assumptions are used in determining the reported revenue, costs and expenses recognized during the periods presented, and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements cannot be calculated with a high degree of precision from available data, is dependent on future events, or is not capable of being readily calculated based on generally accepted methodologies. Often, these estimates are particularly difficult to determine, and we must exercise significant judgment. Estimates may be used in our assessments of the allowance for doubtful accounts, useful lives of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, accounting for revenue recognized over time, and provisions for income taxes. As a result, actual results could differ materially from the estimates and assumptions that we used. See "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" to our consolidated financial statements. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations could be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of shares of our common stock.

For fixed-price contracts where we can reasonably estimate total contract value, we recognize revenue over time as work is completed because of the continuous transfer of control to the customer (typically using an input measure such as costs incurred to date relative to total estimated costs at completion to measure progress). Accounting for long-term contracts involves the use of various techniques to estimate total transaction price and costs. For long-term contracts, transaction price, estimated cost at completion and total costs incurred to date are used to calculate revenue earned. Unforeseen events and circumstances can alter the estimate of costs and potential profit associated with a particular contract. Total estimated costs, and thus contract revenue and income, can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, client needs, client delays in providing materials, permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project's completion, and thus the timing of revenue recognition. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant and could have a material adverse effect on our business.

Our goodwill and other assets have been subject to impairment and may continue to be subject to impairment in the future.

As discussed elsewhere in this Annual Report on Form 10-K, we incurred impairment charges of approximately $214.0 million during the fiscal year ended December 31, 2023 related to the write-down of goodwill acquired in connection with our August 2021 acquisition of Riggs Distler. We cannot predict the amount and timing of future impairments, if any. We may experience such charges in connection with past or future acquisitions, particularly if business performance declines or expected growth is not realized or the applicable discount rate changes adversely. It is possible that material changes in our business, market conditions, or market assumptions could occur over time. Any future impairment of our other intangible assets could have a material adverse effect on results of operations, as well as the trading price of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill and Long-Lived Assets" for additional information.

Changes in applicable tax laws and regulations could adversely affect our business.

We are currently subject to income and other taxes (including sales, excise, and value-added) in the United States and Canada. Thus, the tax treatment of our company is subject to changes in tax laws or regulations, tax treaties, or positions by the relevant authority regarding the application, administration, or interpretation of these tax laws and regulations. These factors, together with the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, and uncertainties regarding the geographic mix of earnings in any period, can affect our estimates of our effective tax rate and income tax assets and liabilities, result in changes in our estimates and accruals, and have a material adverse effect on our business results, cash flows, or financial condition. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance. For example, on July 4, 2025, President Trump signed into law the legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA"). The OBBBA contains numerous revisions to the Internal Revenue Code of 1986, as amended (the "Code"), such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and other implemented through 2027. The OBBBA did not have a material impact on our effective tax rate in 2025, and we do not expect it to have a material impact on our effective tax rate in 2026. While further evaluation is ongoing, the OBBBA is also not expected to have a material impact on our financial position or results of operations.

Our tax burden could increase as a result of ongoing or future tax audits.

We are subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest, and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material adverse effect on our business results or financial position.

Risks Related to our Relationship with Southwest Gas Holdings

We may be subject to certain contingent tax liabilities of Southwest Gas Holdings for taxable years in which we were a member of its consolidated group.

Under the Code and the related rules and regulations, each corporation that was a member of the Southwest Gas Holdings consolidated group during any part of any consolidated return year is severally liable for the U.S. federal income tax liability of the entire Southwest Gas Holdings consolidated group for that year. Consequently, if Southwest Gas Holdings is unable to pay the consolidated U.S. federal income tax liability for a period in which we were a member of its consolidated group, we could be required to pay the entire amount of such tax, which could be substantial and in excess of the amount that would be allocated to us under the Tax Matters Agreement. Similar rules and consequences may apply under state, local or non-U.S. law.

Potential indemnification liabilities to Southwest Gas Holdings pursuant to the Separation Agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The Separation Agreement and certain other agreements with Southwest Gas Holdings provide for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the Separation. If we are required to indemnify Southwest Gas Holdings under the circumstances set forth in the Separation Agreement, we may be subject to substantial liabilities.

In connection with the Separation, Southwest Gas Holdings has indemnified us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Southwest Gas Holdings' ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation Agreement and certain other agreements with Southwest Gas Holdings, Southwest Gas Holdings has agreed to indemnify us for certain liabilities as discussed further in "Certain Relationships and Related Person Transactions." However, third-parties could also seek to hold us responsible for any of the liabilities that Southwest Gas Holdings has agreed to retain, and there can be no assurance that the indemnity from Southwest Gas Holdings will be sufficient to protect us against the full amount of such liabilities, or that Southwest Gas Holdings will be able to fully satisfy its indemnification obligations. In addition, Southwest Gas Holdings' insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Southwest

Gas Holdings' insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from Southwest Gas Holdings or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could have a material adverse effect on our businesses, financial position, results of operations and cash flows.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Southwest Gas Holdings.

The agreements we have entered into with Southwest Gas Holdings in connection with the Separation, including the Separation Agreement, the Tax Matters Agreement and the Registration Rights Agreement, were prepared in the context of the Separation while we were still a wholly-owned subsidiary of Southwest Gas Holdings. Accordingly, during the period in which these agreements were prepared, we did not have an independent board of directors or a management team that was independent of Southwest Gas Holdings. The terms of these agreements, including the fees charged for services provided under these agreements, were primarily determined by Southwest Gas Holdings and, as a result, may not necessarily reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties or from arm's-length negotiations between Southwest Gas Holdings and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited due to certain provisions of the Internal Revenue Code or state tax law.

As of December 28, 2025, we had net operating loss carryforwards ("NOLs") of approximately $301.1 million for U.S. federal income tax purposes and $260.2 million (net of valuation allowances) for state income tax purposes. Realization of these NOLs depends on future taxable income, and there is a risk that our existing NOLs for state income tax purposes could expire unused and be unavailable to offset future state taxable income.

In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change federal NOLs and other tax attributes (such as tax credits) to offset its post-change taxable income and taxes may be limited. In general, an "ownership change" occurs if there is a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over the testing period, which is generally the three-year period preceding any potential ownership change.

Certain of our NOLs and other tax attributes currently are subject to annual limitations under Sections 382 and 383 of the Code because of prior ownership changes. However, we currently expect that we will be able to utilize such NOLs and tax attributes (excluding those on which we have recorded a valuation allowance) prior to their expiration. Another ownership change currently or at a subsequent point in time could limit our ability to use pre-change federal NOLs and other tax attributes to offset future taxable income and taxes. Similar provisions of state tax law may also apply. Any such limitation, if applicable, could adversely affect our business, financial condition, results of operations, and prospects.

Financial, Economic, Environmental and Market Risks

Certain of our costs, such as operating expenses and interest expenses, could be adversely impacted by periods of heightened inflation, which could have a material adverse effect on our results of operations.

In recent years, the consumer price index has increased substantially and may continue to remain at elevated levels for an extended period of time. Federal policies and global events, such as the volatility in prices of oil and natural gas, the implementation of tariffs, the conflicts in the Middle East and the conflict between Russia and Ukraine, may continue to exacerbate increases in the consumer price index. In addition, during periods of rising inflation, variable interest rates and the interest rates of any newly issued debt securities will likely be higher than those incurred in connection with previous debt issuances, which will further tend to reduce returns to our stockholders. A sustained or further increase in inflation could have a material adverse impact on our operating expenses incurred in connection with, among others, the cost of fuel, labor, equipment/equipment-related, and materials costs, as well as general administrative expenses.

Additionally, inflationary pricing has had and may continue to have a negative effect on the construction costs necessary for us to complete projects, particularly with respect to fuel, labor, and subcontractor costs discussed above. We have and continue to experience pressures on fuel, materials, and certain labor costs as a result of the inflationary environment and current general labor shortage, which labor shortage has resulted in increased competition for skilled labor and wage inflation. We have not been able to (except in limited circumstances), and may not be able to, fully adjust contract pricing to compensate for these cost increases, which has adversely affected, and may continue to adversely affect, our profitability and cash flows. Inflationary pressures and related recessionary concerns in light of governmental and central bank efforts to mitigate inflation could also cause uncertainty for our customers and affect the level of their project activity, which could also adversely affect our profitability and cash flows.

In recent years, the Board of Governors of the United States Federal Reserve Bank (the "Federal Reserve") has raised benchmark interest rates to combat inflation and may potentially do so again in the future, which likely would cause our borrowing costs to increase over time. As a result of the inflationary factors discussed above affecting the Company, our business, financial condition, results of operations, cash flows, and liquidity could be materially and adversely affected over time.

Our customers' budgetary constraints, regulatory support or decisions, and financial condition could materially and adversely impact work awarded.

The majority of our customers are regulated utilities, whose capital budgets are influenced significantly by the various public utility commissions. As a result, the timing and volume of work performed by us is largely dependent on the regulatory environment in our operating areas and related client capital constraints. If budgets of our clients are reduced, regulatory support for capital projects and programs is diminished, or risk tolerances that limit how much business a utility may retain with a single service provider are changed, it could have a material adverse effect on our business, results of operations, and cash flows. Additionally, the impact of new regulatory and compliance requirements could result in productivity inefficiencies and have a material adverse effect on our results of operations and cash flows, or timing delays in their realization.

Unfavorable economic, market or regulatory conditions affecting the financial services industry or capital investment could reduce capital expenditures in the industries we serve or could otherwise materially and adversely affect our customers, which could result in decreased demand for our services.

Demand for our services has been, and will likely continue to be, seasonal in nature and vulnerable to general downturns in the U.S. and Canadian economies in which we operate. Unfavorable market conditions, including from inflation or supply chain disruptions, market uncertainty, the ongoing war in Ukraine, the conflicts in the Middle East, public health crises, or economic downturns could have a negative effect on demand for, or the profitability of, our customers' services. We continually monitor our customers and their relative economic health compared to the economy as a whole. Our customers may not have the ability to fund capital expenditures for infrastructure or may have difficulty obtaining financing for planned projects during economic downturns. Uncertain or adverse economic or political conditions, the lack of availability of debt or equity financing and/or higher interest rates could reduce our customers' capital spending or cause project cancellations or deferrals. On November 15, 2021, the Infrastructure Investment and Jobs act ("IIJA") was signed into law. While the IIJA provides for funding in many of the markets in which we operate, timing of the awards for projects funded by the IIJA is uncertain. We may not be able to obtain the expected benefits from the IIJA or any other infrastructure or stimulus spending. Any of these conditions could materially and adversely affect our results of operations, cash flows and liquidity, and could add uncertainty to our backlog determinations.

The natural gas market has historically been and is likely to continue to be volatile. Natural gas prices are subject to large fluctuations in response to changes in supply and demand, including from disruptions in global economic activity, climate change initiatives and demand for alternative energy sources, legislative and regulatory changes, as well as market and political uncertainty, including from unrest or military actions involving natural gas-producing nations, such as the ongoing war in Ukraine and associated sanctions severely limiting Russian natural gas or other exports, and a variety of other factors that are beyond our control. Such market volatility can affect our customers' investment decisions and subject us to project cancellations, deferrals or unexpected changes in the timing of project work. Economic factors, including economic downturns, can also negatively affect demand in our other business segments. Our customers in the power delivery, clean energy and infrastructure and communications segments could be negatively affected if projects or services are ordered at a reduced rate, or not at all, which in turn, could adversely affect demand for our services. A decrease in demand for the services we provide from any of the above factors, among others, could materially and adversely affect our results of operations, cash flows and liquidity.

In addition to the changing rules and regulations related to environmental, social and governance ("ESG") matters imposed by governmental and self-regulatory organizations such as the SEC and the NYSE, a variety of third-party organizations, institutional investors and customers evaluate the performance of companies on ESG topics, and the results of these assessments are widely publicized. We could be criticized by ESG stakeholders for our performance on ESG topics and could likewise be criticized by anti-ESG stakeholders for the scope or nature of our sustainability initiatives or goals or for any revisions to these goals. We could also be subjected to negative responses by governmental actors (such as anti-ESG legislation or retaliatory legislative treatment) or consumers (such as boycotts or negative publicity campaigns) that could adversely affect our reputation, business, financial performance and growth.

We are subject to risks associated with climate change, and weather conditions in our operating areas can materially and adversely affect operations, financial position, and cash flows.

Climate change-related events could negatively affect our business, financial condition and results of operations. The potential effects of climate change are highly uncertain, and climate change could result in, among other things, an increase in extreme weather events, such as floods, hurricanes and wildfires, as well as changes in rainfall patterns, storm patterns and intensities, temperature levels, rising sea levels and limitations on water availability and quality. While we have formalized a service offering for emergency utility system restoration services to bring customers' above-ground utility infrastructure back online following regional storms and other extreme weather events, our results of operations, financial position, and cash flows can be significantly impacted by changes in weather that affect our ability to provide utility companies with these services, as well as contracted-for trenching, installation, and replacement of underground pipes, in addition to maintenance services for energy distribution systems in general. Our ability to perform work and meet customer schedules can be affected by weather conditions such as snow, ice, frost, rain, and named storms. Weather may affect our ability to work efficiently and can cause project delays and additional costs. Our ability to negotiate change orders for the impact of weather on a project could impact our profitability. Generally, our revenues are lowest during the first quarter of the year due to less favorable winter weather conditions in certain areas where we perform work. These conditions also require certain areas to scale back their workforce at times during the winter season, presenting challenges associated with maintaining an adequately skilled labor force when it comes time to re-staffing work crews following the winter layoffs.

Weather extremes such as drought and high temperature variations are common occurrences in the southwest United States and could impact our growth and results of operations. Deviations from normal weather conditions, even those occurring outside of our service territories, as well as the seasonal nature of our businesses can create fluctuations in our short-term cash flows and earnings.

Risks associated with operating in the Canadian market could restrict our ability to expand and materially harm our business and prospects.

There are numerous inherent risks in conducting our business in a different country including, but not limited to, potential instability in markets, political, economic or social conditions, and difficult or additional legal and regulatory requirements applicable to our operations. Limits on our ability to repatriate earnings, exchange controls, and complex U.S. and Canadian laws and treaties including laws related to the U.S. Foreign Corrupt Practices Act and similar laws could also adversely impact our operations. Changes in the value of the Canadian dollar could increase or decrease the U.S. dollar value of our profits earned or assets held in Canada or potentially limit our ability to reinvest earnings from our operations in Canada to fund the financing requirements of our operations in the United States. We also are exposed to currency risks relating to the translation of certain monetary transactions, assets and liabilities. In addition, U.S. relations with the rest of the world, including Canada, remains uncertain with respect to taxes, trade policies and tariffs, especially as the political landscape changes. Changes in U.S. administrative policy have led, and may continue to lead, to significant increases in tariffs for imported goods and other trade restrictions. For example, in 2025, the Trump Administration announced additional tariffs on goods from all countries pursuant to the International Emergency Economic Powers Act. These tariffs were later found to have exceeded presidential authority and were invalidated by the courts. Following such ruling, President Trump implemented a 150-day "global tariff" of 10% effective February 24, 2026, using presidential powers under the Trade Act of 1974, and indicated a desire to increase such tariffs to 15% and to seek to extend such tariffs under other statutes. The imposition of such tariffs may continue to strain international trade relations and increase the risk that foreign governments, such as Canada, implement retaliatory tariffs on goods imported from the United States. In addition, the scope and durability of existing and future tariff measures remain uncertain. These risks could restrict our ability to provide services to Canadian customers or to operate our Canadian business profitably and could have a material adverse effect on our results.

Regulatory, Legislative and Legal Risks

In the ordinary course of our business, we may become subject to lawsuits, indemnity or other claims, which could materially and adversely affect our business, results of operations and cash flows.

From time to time, we are subject to various claims, lawsuits and other legal proceedings brought or threatened against us in the ordinary course of our business. These actions and proceedings may seek, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination and other employment-related damages, breach of contract, property damage, environmental liabilities, liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. We may also be subject to litigation in the normal course of business involving allegations of violations of the Fair Labor Standards Act and state wage and hour laws. In addition, we generally indemnify our customers for claims related to the services we provide and actions we and others take under our contracts, and, in some instances, we may be allocated risk through our contract terms for actions by our joint venture partners, equity investments, customers or other third parties.

Claimants may seek large damage awards and defending claims can involve significant costs. When appropriate, we establish accruals for litigation and contingencies that we believe to be adequate in light of current information, legal advice and our indemnity insurance coverages. We reassess our potential liability for litigation and contingencies as additional information becomes available, and adjust our accruals as necessary. We could experience a reduction in our profitability and liquidity if we do not properly estimate the amount of required accruals for litigation or contingencies, or if our insurance coverage proves to be inadequate or becomes unavailable, or if our self-insurance liabilities are higher than expected. The outcome of litigation is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss may remain unknown for substantial periods of time. Furthermore, because litigation is inherently uncertain, the ultimate resolution of any such claim, lawsuit or proceeding through settlement, mediation, or the entry of a judgment could have a material adverse effect on our business, financial condition or results of operations. In addition, claims, lawsuits and proceedings may harm our reputation or divert management's attention from our business or divert resources away from operating our business and cause us to incur significant expenses, any of which could have a material adverse effect on our business, results of operations or financial condition.

Our failure to recover adequately on claims against project owners, subcontractors or suppliers for payment or performance could have a material adverse effect on our financial results.

We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price. Similarly, we present change orders and claims to our subcontractors and suppliers. We could experience reduced profits, cost overruns or project losses if we fail to properly document the nature of change orders or claims or are otherwise unsuccessful in negotiating an expected settlement. These types of claims can often occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional costs, both direct and indirect, or from project or contract terminations. From time to time, these claims can be the subject of lengthy and costly proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may be required to invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse effect on our liquidity and financial results.

The nature of our business exposes us to potential liability for warranty claims and faulty engineering, which may reduce our profitability.

Our customer contracts typically include a warranty for the services that we provide against certain defects in workmanship and material. Additionally, materials used in construction are often provided by the customer or are warranted against defects from the supplier. Certain projects have longer warranty periods and include facility performance warranties that may be broader than the warranties we generally provide. If warranty claims occur, it could require us to re-perform the services or to repair or replace the warranted item, at a cost to us, and could also result in other damages if we are not able to adequately satisfy our warranty obligations. In addition, we may be required under contractual arrangements with our customers to warrant any defects or failures in materials we provide that we purchase from third parties. While we generally require suppliers to provide us warranties that are consistent with those we provide to the customers, if any of these suppliers default on their warranty obligations to us, we may incur costs to repair or replace the defective materials for which we are not reimbursed. The costs associated with such warranties, including any warranty-related legal proceedings, could have a material adverse effect on our results of operations, cash flows and liquidity.

Our business involves judgments regarding the planning, design, development, construction, operations and management of electric power transmission and commercial construction. Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable standards could result in damages. A significantly adverse or catastrophic event at one of our project sites or completed projects resulting from the services we have performed could result in significant warranty or other claims against us as well as reputational harm, especially if public safety is impacted. These liabilities could exceed our insurance limits or could impact our ability to obtain affordable insurance in the future. In addition, customers, subcontractors or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. An uninsured or underinsured claim could have an adverse impact on our business, financial condition, results of operations and cash flows.

Many of our customers are regulated by federal and state government agencies and the addition of new regulations or changes to existing regulations may adversely impact demand for our services and the profitability of those services.

Many of our customers are regulated by various government agencies, including the FERC, and the state public utility commissions. In addition, other agencies, such as the Department of Transportation, including PHMSA, also make regulations impacting our customers. These agencies could change their regulations or the way in which they interpret current regulations and may impose additional regulations or restrictions, or alter the recoverability of services we provide to our customers. These changes could have an adverse effect on our customers and the profitability of the services they provide or recoverability of projects they undertake, which could reduce demand for our services or delay our ability to complete projects. Additionally, our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses, as well as give rise to termination or cancellation rights under our contracts, or disqualify us from future bidding opportunities.

Legislative or regulatory actions relating to natural gas and electricity transmission and distribution may impact demand for our services.

Current and potential legislative or regulatory actions may impact demand for our services, requiring utilities to meet reliability standards, and encourage installation of new electric transmission and distribution and renewable energy generation facilities. However, it is unclear whether these initiatives will create sufficient incentives for projects or result in increased demand for our services.

Because most of our transmission and distribution revenue is derived from natural gas and electric transmission and distribution industries, regulatory and environmental requirements affecting those industries could adversely affect our business, financial condition, results of operations and cash flows. Customers in the industries we serve overall face stringent regulatory and environmental requirements, as well as permitting processes, as they implement plans for their projects, which may result in delays, reductions and cancellations of some of their projects. These regulatory factors have resulted in decreased demand for our services in the past, and they may do so in the future, potentially impacting our operations and our ability to grow at historical levels, or at all.

In addition, while many states have mandates in place that require specified percentages of electricity to be generated from renewable sources, states could reduce those mandates or make them optional, which could reduce, delay or eliminate renewable energy development in the affected states. Additionally, renewable energy is generally more expensive to produce and may require additional power generation sources as backup. The locations of renewable energy projects are often remote and may not be viable unless new or expanded transmission infrastructure to transport the electricity to demand centers is economically feasible. Furthermore, funding for renewable energy initiatives may not be available. These factors could result in fewer renewable energy projects and a delay in the construction of these projects and the related infrastructure, which could have a material adverse effect on our business.

Compliance with the regulations of the U.S. Occupational Safety and Health Administration ("OSHA") can be costly, and non-compliance with such requirements may result in potentially significant monetary penalties, operational delays or shutdowns, negative publicity and materially and adversely affect our financial condition.

Our operations are subject to regulation under OSHA and other state and local laws and regulations. OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the applicable regulatory authorities and various recordkeeping, disclosure and procedural requirements. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend, terminate or limit operations. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position, impact our ability to maintain and secure new work with customers and have a material adverse effect on our business.

We have incurred, and we will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state, local and foreign laws and regulations. While we have invested, and we will continue to invest, substantial resources in worker health and safety programs, there can be no assurance that we will avoid significant liability exposure. Workers' compensation and related claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to substantially deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, business customers could cancel existing contracts and not award future business to us, which could materially and adversely affect our liquidity, cash flows and results of operations.

Our failure to comply with environmental and other laws and regulations could result in significant liabilities.

Our past, current and future operations are subject to numerous environmental and other laws and regulations governing our operations, including the use, transport and disposal of non-hazardous and hazardous substances and waste, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment, including asbestos and mercury, and employee exposure to such hazardous substances and wastes. We cannot predict future changes to environmental regulations and policies, nor can we predict the effects that any such changes would have on our business, but such effects could be significant.

Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which hazardous substances or wastes were discharged by current or former operations at our facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or otherwise use our properties in ways such as collateral for possible financing. We could also be held liable for significant penalties and damages under certain environmental laws and regulations, which could materially and adversely affect our business, financial condition, results of operations and cash flows. Generally, under our contracts we are responsible for any non-hazardous or hazardous substances and wastes we bring on to a jobsite or that we generate secondary to the work we perform, which liabilities could arise from violations of environmental laws and regulations as a result of human error, equipment failure or other causes.

In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new permitting or cleanup requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our business, financial condition, results of operations and cash flows. In certain instances, we have obtained indemnification or covenants from third parties (including our predecessor owners or lessors) for some or all of such cleanup and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs, which could have a material adverse effect on our business, results of operations and cash flows.

Federal, state, and local legislative and regulatory proposals to address greenhouse gas emissions could result in a variety of regulatory programs, additional charges to fund energy efficiency activities, or other regulatory actions. Any of these actions could result in increased costs associated with our operations and impact the prices we charge our customers. If new regulations are adopted regulating greenhouse gas emissions from mobile sources such as cars and trucks, we could experience a significant increase in environmental compliance costs due to our large fleet. In addition, if our operations are perceived to result in high greenhouse gas emissions, our reputation could suffer.

There has been a shift away, however, from the federal regulation of greenhouse gas emissions under the Trump Administration. For example, in March 2025, a Joint Resolution of Disapproval under the Congressional Review Act was signed which prohibited the Environmental Protection Agency's (the "EPA") November 2024 Waste Emissions Charge rules from taking effect and the July 2025 OBBBA postponed the EPA's imposition of the same until to 2034.

On September 16, 2025, the EPA announced a proposal to end the Greenhouse Gas Reporting Program for all sectors except petroleum and natural gas systems (excluding reporting for natural gas distribution). Reporting for petroleum and natural gas systems under the Greenhouse Gas Reporting Program would be deferred until 2034 under the proposal. In December 2025, the EPA issued a final rule extending several compliance deadlines associated with the new methane rules for the oil and gas industry that took effect in May 2024. On February 12, 2026, the EPA announced the repeal of its 2009 "Endangerment Finding" under the Clean Air Act, which found that greenhouse gas emissions endanger the public health and welfare of current and future generations and emissions of greenhouse gas from motor vehicles contribute to air pollution. The repeal calls into question EPA's authority to regulate greenhouse gas emissions, as well as EPA's prior scientific assessment of climate change risks. Litigation regarding the repeal is anticipated and it is unclear how the repeal will impact EPA's regulation of greenhouse gas going forward. The move away from regulating greenhouse gas and the rescission of the Endangerment Finding mark a significant shift in federal climate policy. Nevertheless, state and local governments may continue to regulate greenhouse gases.

We are also subject to laws and regulations protecting endangered species, artifacts and archaeological sites. We may incur work stoppages to avoid violating these laws and regulations, or we may risk fines or other sanctions for accidentally or willfully violating these laws and regulations. We are also subject to immigration laws and regulations, for which noncompliance could materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Ownership of Our Common Stock

The price of our common stock may fluctuate significantly.

We cannot predict the prices at which shares of our common stock may trade. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- our quarterly or annual earnings, or those of other companies in our industry;
- the failure of securities analysts to cover our common stock;
- actual or anticipated fluctuations in our operating results;
- changes in earnings estimated by securities analysts or our ability to meet those estimates;
- the operating and stock price performance of other comparable companies;
- changes to the regulatory and legal environment in which we operate;
- overall market fluctuations and domestic and worldwide economic conditions; and
- other factors described in these "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. If any of the forgoing events occur, it could cause our stock price to fall and may expose us to lawsuits, including securities class action litigation, that, even if unsuccessful, could result in substantial costs and divert our management's attention and resources. Our stockholders should consider an investment in shares of our common stock to be risky, and our stockholders should invest in shares of our common stock only if they can withstand a significant loss and wide fluctuations in the market value of their investment.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock may be materially and adversely affected and we may suffer harm to our reputation.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, we are required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Further, we are also required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting, and our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, our reputation with investors could be harmed, the market price of our common stock could be materially and adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Future sales by the Icahn Group and other holders of shares of our common stock, or the perception that such sales may occur, could cause the price of our common stock to decline, potentially materially.

We have granted certain registration rights to the Icahn Group. As of February 20, 2026, the Icahn Group beneficially owned an aggregate of 10% of the outstanding shares of our common stock. We are unable to predict with certainty whether or when the Icahn Group will dispose of a substantial number of shares of our common stock that they own. However, the Cooperation Agreement with the Icahn Group contains certain (i) minimum ownership requirements for the Icahn Group to maintain its director designee on the Board and (ii) limitations on the manner and amount of sales of our common stock that may be conducted by the Icahn Group, each of which may discourage or limit substantial disposals by the Icahn Group. The sale of a substantial number of shares of our common stock, or the perception that such a sale could occur, could significantly reduce the prevailing market price of shares of our common stock.

The market price of shares of our common stock may be volatile, which could cause the value of our stockholders' investment to decline, potentially significantly.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies, investments by activist investors in our common stock or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We do not intend to pay dividends on our common stock for the foreseeable future.

We have never paid cash dividends on our common stock, and our present policy is to retain any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. The decision to pay any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the discretion of the Board. The Board's decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that the Board deems relevant. For more information, please refer to the section entitled "Dividend Policy." Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. Investors should not rely on an investment in our common stock if they require income generated from dividends paid on our common stock. Because we do not intend to pay dividends on our common stock, any income derived from our common stock would only come from a rise in the market price of our common stock, which is uncertain and unpredictable.

Our stockholders' percentage ownership in us may be diluted in the future.

We are not restricted from issuing additional common stock. Our Charter provides that we may issue up to a total of 850,000,000 shares of common stock, of which 100,724,862 shares are outstanding as of the date of this Annual Report on Form 10-K. We intend to grow our business organically as well as through acquisitions, such as the Connect acquisition. Occasionally, we may issue shares of common stock as consideration in our acquisitions, and we may have the option to issue shares of our common stock instead of cash as consideration for future earn-out obligations. In connection with the Centuri IPO, we filed a registration statement on Form S-8 to register the shares of our common stock that we reserved for issuance under our equity incentive plan. The Compensation Committee has granted, and we expect will continue to grant, additional equity awards to our employees and directors from time to time under our equity incentive plan. The issuance of additional shares of our common stock in connection with future acquisitions, financing transactions, stock-based payment awards or other issuances of our common stock will dilute the ownership interest of our common stockholders. Sales of a substantial number of shares of our common stock or other equity-linked securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

In addition, our Charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as the Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the occurrence of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of the common stock. See the section titled "Description of Capital Stock—Preferred Stock" in the Description of Capital Stock filed as Exhibit 4.1 to this Form 10-K.

Certain provisions in our Charter and Bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could have a material adverse effect on the trading price of our common stock.

Our Charter and amended and restated bylaws (the "Bylaws") contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:

- the inability of our stockholders to call a special meeting;
- the inability of our stockholders to act by written consent;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
- the right of the Board to issue preferred stock without stockholder approval;
- the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board; and
- the requirement that the affirmative vote of stockholders holding at least two-thirds of our voting stock is required to amend certain provisions in our Bylaws and our Charter.

We have "opted out" of Section 203 of the Delaware General Corporation Law (the "DGCL"). Our Charter includes a "Dominant Stockholder" (defined as any individual, corporation, partnership or other person (other than the Company and any current or future direct or indirect majority-owned subsidiary of the Company) which, together with its affiliates, owns 15% or more of the total voting power of the Company's outstanding common stock) provision pursuant to which a "Business Combination" of us with a Dominant Stockholder will require approval by 66 2/3% of the outstanding shares, subject to certain exceptions requiring super-majority (65% or 85%) approval by the Board.

The existence of this provision is expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by our stockholders.

Our Charter designates the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware determines that it does not have subject matter jurisdiction, another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Our Charter further designates the federal district courts of the United States as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions could discourage lawsuits against us and our directors, officers, employees and stockholders.

Our Charter provides that, unless we consent otherwise, the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware determines that it does not have subject matter jurisdiction, another state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware), will be the sole and exclusive forum for any (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee or stockholder of Centuri in such capacity to Centuri or to Centuri stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against us or any current or former director or officer or other employee or stockholder of Centuri in such capacity arising pursuant to any provision of the DGCL or our Charter or Bylaws, (iv) any action asserting a claim relating to or involving Centuri governed by the internal affairs doctrine, or (v) any action asserting an "internal corporate claim" as such term is defined in Section 115 of the DGCL.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Charter further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Centuri or our directors or officers, which may discourage such lawsuits against Centuri and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks; intellectual property and proprietary business information theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; physical damage to utility and transmission infrastructure; and reputational harm. We have implemented cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage these risks. As part of our enterprise risk management program, we consider cybersecurity risks alongside other risks in our overall risk assessment process. Our enterprise risk professionals collaborate with subject matter specialists, as necessary, to gather insights for identifying material cybersecurity threats, assessing their severity, and deploying potential mitigations. We have implemented cybersecurity programs that are tailored to the distinct businesses of our segments.

We conduct quarterly cybersecurity reviews with our executive leadership team. The review outlines the state of cybersecurity practices at Centuri through the lens of the NIST Cybersecurity Framework ("NIST CSF"). Details relative to the progress of specific goals and objectives are communicated to ensure alignment with leadership expectations. We have developed policies and implemented procedures to meet the security control objectives provided within the NIST CSF, as well as applicable Centuri policies. Our cybersecurity team performs a variety of internal operational risk assessment activities to track and mitigate risks to the organization. These operational practices cross a variety of management activities, and a list of these activities is maintained in a Cybersecurity Risk Register for tracking the status of risk mitigation activities, as well as the overall maturity of the organization relative to the NIST CSF. We further engage third parties to perform both targeted and holistic evaluations of our cybersecurity practices on a regular basis.

Our cybersecurity team performs independent reviews of new vendors whose services may be potentially integrated within our enterprise. As part of a standardized review process, our cybersecurity team maintains a Control Assurance Toolkit to review vendor activities, practices, and controls for alignment with our policies and procedures. Resulting control recommendations are coordinated to ensure appropriate implementation during integration activities.

We undertake vulnerability, attack, and penetration testing via a third-party audit. As part of our general control practices, we perform a review of service organizational controls reports for in-scope vendors to ensure adherence to generally accepted cybersecurity practices. Any reported weaknesses and associated responses are captured and evaluated for impact, and subsequently provided to our leadership for review and response.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Risks Related to Our Business and Industry" as part of our risk factor disclosures in Item 1A of this Annual Report on Form 10-K, which disclosures are incorporated by reference herein. In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial.

Governance

The Centuri Cybersecurity Program operates under the auspices of our Board. Management oversight is delegated to our VP of Information Technology, who has over 25 years of industry experience and reports directly to our Chief Legal & Administrative Officer. Operational responsibility for daily cybersecurity activities is managed by our Cybersecurity Manager, who has 25 years of industry experience in information technology, with 15 years focusing on information technology ("IT") risk, security, and compliance. Our Cybersecurity Manager is accountable for the assessment, monitoring, reporting, and mitigation of our cybersecurity risks. Our Cybersecurity Manager is also responsible for identifying and documenting cybersecurity risks, identifying remediation options and activities, ensuring remediation implementation, and providing on-going monitoring for changes in the Company's overarching risk profile. On a quarterly basis, our VP of Information Technology provides a formal cybersecurity update to our Chief Legal & Administrative Officer, which highlights key metrics, events, efforts, risks, and risk mitigation activities. Our VP of Information Technology is also responsible for communicating with our Board regarding cybersecurity risks, providing our Board with regular cybersecurity briefings that facilitate the alignment and prioritization of efforts on the part of our cybersecurity team as instructed by executive leadership.

Our Security Incident Response Plan (SIRP) governs the procedure for cybersecurity event escalation and notification practices. The plan uses a methodology that closely follows the "Incident Response Life Cycle" published in NIST 800-61 "Computer Security Incident Handling Guide" to manage cybersecurity incidents. In addition to managing the technical response to cybersecurity incidents using this methodology, this plan also addresses non-technical response requirements. Non-technical responses include engaging the proper Centuri personnel to determine the compliance, regulatory, legal, corporate communication, and other requirements we need to comply with to address the cybersecurity incidents.

During a critical cybersecurity event, our Incident Response Team will coordinate with designees from our Disclosure Committee to ensure key details regarding event impact on data, operations, and financials and other attributes of the event are properly communicated. Upon resolution of the event, our IT leadership will compile and retain evidence regarding the event and evaluate it to determine the materiality of the event. In this process, our IT team will provide an overview of the timeline, nature, and severity of impact and highlight the attributes that would aid in the determination of materiality. Our Disclosure Committee is responsible for identifying and communicating with interested parties relative to such an event.

Item 2. Properties

Centuri currently maintains its principal executive offices at 19820 North 7th Avenue, Suite 120, Phoenix, Arizona 85027. Including the principal office, Centuri operates in 97 primary locations across 46 states in the U.S. and six Canadian provinces, and these locations are used across our different reportable segments. As of December 28, 2025, Centuri maintained 117 long-term (greater than 12 months) facility leases across its areas of operations and eight owned properties. Centuri considers its facilities suitable and adequate for the purposes of which they are used and does not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Item 3. Legal Proceedings

For discussion regarding legal proceedings, please refer to "Note 18 — Commitments and Contingencies" in the accompanying notes to our consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information For Common Stock

Our common stock has been listed on the NYSE under the symbol "CTRI" since April 18, 2024. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 20, 2026, there were three holders of record of our common stock, and the market price of our common stock was $31.85. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never paid cash dividends on our common stock, and our present policy is to retain any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board. The Board's decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and other factors that our Board deems relevant. Our ability to pay future dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. See "Risk Factors —Risks Related to Ownership of Our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future."

Securities Authorized for Issuance under Equity Compensation Plans

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Annual Report on Form 10-K.

Stock Performance Graph

The following performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Exchange Act or the Securities Act.

The following graph shows the cumulative total return to stockholders of our common stock between April 18, 2024 (the date that our common stock commenced trading on the NYSE) through December 28, 2025 relative to the cumulative total returns of the Standard & Poor's 500 Index ("S&P 500") and of the stock of a group of peer companies of the Company in the construction and engineering industry for both 2024 and 2025.

In fiscal 2025, we established a new peer group consisting of Ameresco, Inc., APi Group Corporation, Arcosa, Inc., Comfort Systems USA, Inc., Construction Partners, Inc., Dycom Industries, Inc., Granite Construction Incorporated, IES Holdings, Inc., Mastec, Inc., MDU Resources Group, Inc., MYR Group Inc., NV5 Global, Inc., Primoris Services Corporation, Sterling Infrastructure, Inc., and Tutor Perini Corporation ("2025 Peer Group"). The change in peer group reflects changes within our industry and changes in market capitalizations.

The 2024 Peer Group, presented for comparative purposes, consisted of Ameresco, Inc., Comfort Systems USA, Inc., Dycom Industries, Inc., EMCOR Group, Inc., Granite Construction Incorporated, IES Holdings, Inc., KBR, Inc., Mastec, Inc., MDU Resources Group, Inc., MYR Group Inc., Primoris Services Corporation, Sterling Infrastructure, Inc., Team, Inc., Tetra Tech, Inc., and Tutor Perini Corporation.

An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock, the S&P 500, and our 2025 Peer Group and 2024 Peer Group on April 18, 2024, the date our common stock began trading on the NYSE, and the relative performance of each investment is tracked through December 28, 2025, the end of our last fiscal year. The returns shown are based on historical results and are not intended to suggest future performance.



Comparison of Cumulative Total Return
Among Centuri Holdings, Inc., the S&P 500 and a Peer Group

Recent Sales of Unregistered Securities

Except as previously disclosed in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, we had no sales of unregistered equity securities during the fiscal year ended December 28, 2025.

Issuer Purchases of Equity Securities

None.

Item 6.   [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and corresponding notes in Item 8 — Financial Statements and Supplementary Data within Part II of this Annual Report on Form 10-K.

Unless the context otherwise requires, references to "we," "is," "our," "the Company," and "our company" refer to Centuri Holdings, Inc. and its consolidated subsidiaries. This discussion contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed within Item 1A. Risk Factors within part I of this Annual Report on Form 10-K. See "Cautionary Note Regarding Forward-Looking Statements."

We use a 52/53-week fiscal year that ends on the Sunday closest to the end of the calendar year. Unless otherwise stated, references to months, quarters and years throughout relate to fiscal months, quarters and years rather than calendar months, quarters and years. Fiscal years 2025, 2024, and 2023 ended on December 28, 2025, December 29, 2024, and December 31, 2023, respectively, and each year had 52 weeks.

Overview

Company Overview

We are a leading North American utility and energy infrastructure services company, and we partner with regulated utilities to maintain, upgrade and expand the energy network that powers millions of homes and businesses. We serve as a long-term strategic partner to, and an extension of, North America's electric, gas and combination utility providers, delivering a wide range of infrastructure solutions to ensure safe, reliable and environmentally sustainable energy operations. Our service offerings primarily consist of the modernization of utility infrastructure through the replacement, maintenance, retrofitting and installation of electric and natural gas distribution and utility-scale transmission networks and building capacity to meet current and future demands. We also serve complementary, attractive and growing end markets such as distributed power projects and data centers. Our essential services enable our customers to enhance the safety, reliability and environmental sustainability of the electric and natural gas networks that consumers rely upon to meet their essential and evolving energy needs. Guided by our values and our unwavering commitment to serve as long-term partners to customers and communities, our employees enable our customers to safely and reliably deliver electricity and natural gas and achieve their goals for environmental sustainability.

Separation from Southwest Gas Holdings

We were incorporated in Delaware in June 2023 as a wholly owned subsidiary of Southwest Gas Holdings, Inc. ("Southwest Gas Holdings"). We were formed for the purpose of completing an initial public offering, facilitating the separation of Centuri Group, Inc. (the "Operating Company") from Southwest Gas Holdings and other related transactions in order to carry on the business of the Operating Company, our predecessor for financial reporting purposes. Prior to April 13, 2024, Southwest Gas Holdings owned 1,000 shares of our common stock, representing 100% of the issued and outstanding shares of our common stock. On April 13, 2024, we issued 71,664,592 shares of common stock to Southwest Gas Holdings as consideration for the transfer of assets and assumption of liabilities of the Operating Company (the "Separation"). Following the completion of the Separation, the Operating Company became our wholly owned subsidiary, and all of our operations are conducted through the Operating Company.

On April 17, 2024, the registration statement related to the initial public offering of our common stock was declared effective, and our common stock began trading on the New York Stock Exchange (the "NYSE") under the ticker "CTRI" (the "Centuri IPO") on April 18, 2024. On April 22, 2024, the Centuri IPO and a concurrent private placement were completed with total net proceeds of $327.7 million. As of the closing of the Centuri IPO, Southwest Gas Holdings owned 71,665,592 shares of our common stock ("CTRI shares"), or approximately 81% of the total outstanding CTRI shares.

Subsequent to the Centuri IPO, Southwest Gas Holdings divested all of its remaining ownership interest in our Company through the course of several transactions described in more detail below. We did not receive any proceeds from any of these transactions.

- On May 22, 2025 and June 18, 2025, Southwest Gas Holdings completed secondary public offerings, selling a total of 21,562,500 CTRI shares, with additional private placements closing on May 22, 2025 and July 8, 2025, in which Southwest Gas Holdings sold a total of 3,917,382 CTRI shares to Icahn Partners LP and Icahn Partners Master Fund LP, investment entities associated with Carl C. Icahn and members of the Icahn Group ("Icahn Partners"). After these transactions, Southwest Gas Holdings owned 46,185,710 CTRI shares, or approximately 52% of total outstanding CTRI shares.

- On August 11, 2025, Southwest Gas Holdings completed another secondary public offering of 17,250,000 CTRI shares and concurrent private placement to Icahn Partners of 1,573,500 CTRI shares (together, the "August sell-down"). After completion of the August sell-down, Southwest Gas Holdings owned 27,362,210 CTRI shares, or approximately 31% of total outstanding CTRI shares, resulting in (i) the loss of its controlling interest in our company and (ii) the Company ceasing to be a "controlled company" under the NYSE rules.

- On September 5, 2025, Southwest Gas Holdings completed a final secondary public offering (the "Final Disposition") of its remaining 27,362,210 CTRI shares. As a result, Southwest Gas Holdings no longer holds any ownership interest in our company and relinquished governance rights originally afforded to it under the Separation Agreement, including the right to nominate any members of our Board of Directors and to approve certain of our corporate actions. For additional information about the Separation Agreement and other agreements signed as part of the Separation and Centuri IPO, refer to "Note 17 — Related Parties" to the consolidated financial statements.

Previously, Southwest Gas Holdings' chief executive officer and director, Karen Haller, served as Chair of our Board. As a result of Southwest Gas Holdings' ownership exit, our Board appointed Christopher Krummel as the independent Chair of our Board, effective September 15, 2025, replacing Ms. Haller, who remains a member of our Board. Ms. Haller also resigned from our Board's compensation committee.

As Southwest Gas Holdings has now divested all of its ownership of CTRI shares, we are no longer eligible for inclusion in Southwest Gas Holdings' U.S. federal and state income tax returns. As a result, and in accordance with the Company's Tax Assets Agreement (as defined and discussed in "Note 17 — Related Parties" to the consolidated financial statements), in the second and third fiscal quarters of 2025, certain deferred tax assets previously recorded under the separate return method were removed from our consolidated balance sheet and we were allocated incremental deferred tax assets (primarily net operating losses), both through an adjustment to additional paid-in capital. Subsequent to income tax deconsolidation and Centuri ceasing to be a subsidiary of Southwest Gas Holdings, the estimate of deferred tax assets allocable to Centuri increased which was recognized as an income tax benefit increase in the consolidated statement of operations. For further details, see "Critical Accounting Policies and Estimates—Income Taxes".

Sales of our Common Stock

On November 14, 2025, we completed an underwritten public offering of 7,441,860 CTRI shares and concurrent private placement to Icahn Partners of 3,488,372 CTRI shares. The underwriters in the public offering subsequently exercised their option to purchase an additional 1,116,279 CTRI shares in December 2025 (the public offering, including the exercise of the underwriters' option to purchase additional shares, and private placement are hereafter referred to together as the "November Offering"). We received total net proceeds of $250.9 million from the November Offering. As a result of the November Offering, Icahn Partners' ownership increased to approximately 14.2% of total outstanding CTRI shares.

We primarily used the net proceeds from the November Offering to repay borrowings outstanding under our credit agreement and to fund the acquisition of Connect, which closed on November 18, 2025. Refer to "Note 8 — Acquisitions" for additional details about the Connect acquisition, and "Note 12 — Long-Term Debt" for additional details about the our remaining debt obligations under our credit agreement.

Segment Information

We report under the following four reportable segments: (i) U.S. Gas Utility Services ("U.S. Gas"); (ii) Canadian Utility Services ("Canadian Operations"); (iii) Union Electric Utility Services ("Union Electric"); and (iv) Non-Union Electric Utility Services ("Non-Union Electric"). Canadian Operations was previously known as Canadian Gas Utility Services or "Canadian Gas". Refer to "Business—Our Business Lines" for further discussion of our segments.

Acquisitions

On November 18, 2025, we completed the acquisition of the equity interests in Connect, an Atlantic Canada electric utility services provider, for an estimated $58.0 million in total cash consideration, subject to post-closing conditions and net working capital adjustments. Total cash consideration included payment for cash held by Connect as of the closing date. We also assumed certain long-term debt and finance lease obligations as part of the acquisition. The acquisition of Connect expanded our electric service offerings into Canada. The results of Connect are included in our Canadian Operations segment.

Factors Affecting Our Results of Operations

Our financial results may be impacted by economic conditions that impact businesses generally, such as inflationary impacts on goods and services consumed in the business, regulatory or environmental influences, seasonality and severe weather events, rising interest rates, labor markets and costs (including in regard to contracted or professional services), and the availability of those resources. Accordingly, our operating results in any particular period may not be indicative of the results that can be expected for any other period.

Market Developments

North America relies on electric and natural gas delivery infrastructure to maintain its dynamic economy, but existing infrastructure is subject to degradation and is often decades old. Governments have increased regulatory stringency and enacted legislation to support the necessary infrastructure investments in the sector, aimed at preventing disruption, enhancing safety and readying to meet current and future demands. Additionally, labor market constraints and a changing utility workforce have led utilities to become increasingly reliant on external outsourced utility infrastructure service providers, creating an overall growing market well-positioned for consolidation. We believe these trends represent a significant challenge for utilities, but also an opportunity for outsourced utility infrastructure services companies to build and maintain more efficient, sustainable infrastructure that can meet the energy needs of future generations.

Rising fuel, labor and material costs have in the past had, and could in the future have, a negative effect on our results of operations, to the extent we cannot pass these costs through to our customers. While we actively monitor economic, industry and market factors that could adversely impact our business, we cannot predict the effect that changes in such factors could have on our future results of operations, financial position and cash flows.

Generally, our contracts provide that the customer is responsible for supplying the materials for their projects. Fluctuations in the price or availability of materials and equipment that we or our customers utilize could impact (positively or negatively, as applicable) costs to complete projects or result in the postponement of projects. Although certain of our customers have experienced previous disruptions in their supply chain for certain project materials, most of our customers have generally been able to procure the necessary materials in a timely manner.

Our operations also depend on the availability of certain equipment to perform services. We believe we have taken steps to secure delivery of a sufficient amount of equipment and do not anticipate any significant disruptions with respect to our fleet in the near-term.

Demand for Services

The seasonal nature of the industry we serve affects demand for our services. In addition to weather conditions, capital expenditure and maintenance budgets of our customers, as well as the related timing of approvals and seasonal spending patterns, influence our contract revenue and results of operations. Factors affecting our customers and their capital expenditure budgets include, but are not limited to, overall economic conditions, the introduction of new technologies, and our customers' capital resources, financial performance, and strategic plans. Other factors that may impact our customers and their capital expenditure budgets include new regulations or regulatory actions, merger or acquisition activity involving our customers and the physical maintenance needs of our customers' infrastructure.

Fluctuations in market prices for oil, gas and other energy sources can impact demand for our services. Such fluctuations can affect the level of activity in energy generation projects as well as pipeline construction projects. The availability of transportation and transmission capacity can also impact demand for our services, including energy generation, electric grid and pipeline construction projects. These fluctuations, as well as the highly competitive nature of our industry, can result in changes in the levels of activity, project mix and moreover the profitability of the services we provide.

Utilities continue to implement or modify system integrity management programs to enhance safety pursuant to federal and state mandates. These programs have resulted in multi-year utility system replacement programs throughout the U.S., and we believe that we are well-positioned to serve the increased demand resulting from these programs.

Our services support customers' environmental goals, such as reducing methane emissions from pipeline leaks through pipe repair and replacement, hardening electric infrastructure to prevent damage from storms or otherwise, and assisting gas and electric customers with their renewable and sustainable energy infrastructure initiatives. We believe that we are well-positioned to support growing customer attention in achieving environmental objectives through infrastructure construction and maintenance.

Project Variability

Margins for our projects may vary from period to period due to changes in the volume or type of work performed and the pricing structure of our projects. Additionally, factors such as site conditions, project location, labor shortages, weather events, environmental restrictions, regulatory delays, protests, political activity, legal challenges, or the performance of third parties may adversely impact our project performance.

In certain circumstances, such as with large bid contracts (especially those of a longer duration), or unit-price contracts with revenue caps, results may be impacted by differences between costs incurred and those anticipated when the work was originally bid. Work awarded, or failing to be awarded, by individual large customers can impact our results of operations.

Seasonality and Severe Weather Events

Generally, our revenue is lowest during the first fiscal quarter of the year due to less favorable winter weather and related working conditions in many of the areas where we perform work. Revenue typically improves as more favorable weather conditions occur during the summer and fall months. In cases of severe weather, such as following a regional storm, we may be engaged to perform restoration activities related to above-ground utility infrastructure, which typically results in higher margins due to higher equipment utilization and the absorption of fixed costs. Alternatively, these severe weather events can also delay projects, negatively impacting our results of operations. Severe weather events and the related impacts on our performance and results are not solely within the control of management and cannot always be predicted or mitigated.

Inflation

Under the terms of a majority of our MSAs and other customer agreements, materials used in our utility infrastructure service activities are specified, purchased and supplied by customers. However, our operations are affected by increases in prices, whether caused by inflation, tariffs, rising interest rates or other economic factors. We attempt to recover anticipated increases in the cost of labor, equipment, fuel and materials not purchased by customers through price escalation provisions that allow us to adjust billing rates for certain major contracts annually; by considering the estimated effect of such increases when bidding or pricing new work; or by entering into back-to-back contracts with suppliers and subcontractors. However, the annual adjustment provided by certain contracts is typically subject to a cap and there can be an extended period of time between the impact of inflation on our costs and when billing rates are adjusted. Our actual costs at times can exceed the contractual caps, and therefore negatively impact our operations. Additionally, rising interest rates on our variable-rate debt could have a negative effect on our business, financial condition and results of operations. Overall, our results for the fiscal year 2025 were not significantly impacted by increases in prices, including due to tariffs implemented by the Trump Administration. We are currently monitoring the impacts of tariffs on the price and availability of our equipment as well as any potential impacts to project scheduling, but we do not currently expect a material effect on our results of operations.

Backlog

Backlog as of December 28, 2025 was approximately $5.9 billion, with approximately 82% of backlog related to MSAs. Backlog represents contracted revenue on existing bid agreements as well as estimates of revenue to be realized over the contractual life of existing long-term MSAs. The contractual life of an MSA is defined as the stated length of the contract including any renewal options stated in the contract that we believe our customers are reasonably certain to execute.

Backlog differs from remaining performance obligations disclosed in "Note 3 — Revenue and Related Balance Sheet Accounts" to the consolidated financial statements, as remaining performance obligations are limited to contractually obligated revenue on our contracts that exceed one year, which is typically only bid projects, whereas backlog is inclusive of all contracts regardless of length and includes estimated future work over the contractual life of MSAs. Generally, customers are not contractually committed to specific volumes of work under MSAs, and MSAs may be terminated by either party upon notice. Revenue estimates for MSAs are based on historical customer trends. As backlog only includes revenue estimates over the contractual life of MSAs, backlog tends to fluctuate based on the timing of MSA renewals.

Projects included in backlog can be subject to delays or cancellation as a result of regulatory requirements, adverse weather conditions, customer requirements and other factors that could cause actual revenue to differ significantly from the estimates, or cause revenue to be realized in periods other than originally expected.

Results of Operations

Our results of operations, on a consolidated basis and by segment, for the fiscal years ended December 28, 2025 and December 29, 2024 are set forth and compared below. For our discussion of the results of operations for the fiscal year ended December 29, 2024 compared to the fiscal year ended December 31, 2023 refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 29, 2024 which is incorporated by reference herein.

Consolidated Results

Fiscal year ended December 28, 2025 compared to fiscal year ended December 29, 2024

The following table summarizes our consolidated results of operations for the fiscal years ended December 28, 2025 and December 29, 2024, including as a percentage of revenue, as well as the dollar and percentage change between fiscal years.

	Fiscal Year Ended						Change	
(dollars in thousands)	December 28, 2025			December 29, 2024			$	%
Revenue, net	$	2,982,781	100.0%	$	2,637,229	100.0%	$	345,552	13.1%
Cost of revenue (including depreciation)		2,736,215	91.7%		2,416,557	91.6%		319,658	13.2%
Gross profit		246,566	8.3%		220,672	8.4%		25,894	11.7%
Selling, general and administrative expenses		126,464	4.3%		107,247	4.1%		19,217	17.9%
Amortization of intangible assets		27,281	0.9%		26,642	1.0%		639	2.4%
Operating income		92,821	3.1%		86,783	3.3%		6,038	7.0%
Interest expense, net		78,428	2.6%		90,515	3.4%		(12,087)	(13.4%)
Other income, net		(194)	0.0%		(376)	0.0%		182	(48.4%)
Income (loss) before income taxes		14,587	0.5%		(3,356)	(0.1%)		17,943	NM
Income tax (benefit) expense		(8,063)	(0.3%)		3,466	0.2%		(11,529)	(332.6%)
Net income (loss)		22,650	0.8%		(6,822)	(0.3%)		29,472	(432.0%)
Net income (loss) attributable to noncontrolling interests		255	0.0%		(98)	0.0%		353	(360.2%)
Net income (loss) attributable to common stock	$	22,395	0.8%	$	(6,724)	(0.3%)	$	29,119	(433.1%)

Revenue and Gross Profit

The following table summarizes our revenue and gross profit for the periods indicated by segment, as well as the dollar and percentage change from the prior year period. The discussion that follows highlights key revenue changes at the segment level. Changes in gross profit correspond with the discussed changes in revenue.

(dollars in thousands)	Fiscal Year Ended				Change	
	December 28, 2025		December 29, 2024		$	%
Revenue:						
U.S. Gas	$ 1,328,145	44.5%	$ 1,260,579	47.8%	$ 67,566	5.4%
Canadian Operations	246,908	8.3%	197,872	7.5%	49,036	24.8%
Union Electric	808,341	27.1%	693,513	26.3%	114,828	16.6%
Non-Union Electric	599,387	20.1%	485,265	18.4%	114,122	23.5%
Consolidated revenue	$ 2,982,781	100.0%	$ 2,637,229	100.0%	$ 345,552	13.1%
Gross profit:						
U.S. Gas	$ 71,201	5.4%	$ 69,511	5.5%	$ 1,690	2.4%
Canadian Operations	45,826	18.6%	31,306	15.8%	14,520	46.4%
Union Electric	71,027	8.8%	58,002	8.4%	13,025	22.5%
Non-Union Electric	58,512	9.8%	61,853	12.7%	(3,341)	(5.4%)
Consolidated gross profit	$ 246,566	8.3%	$ 220,672	8.4%	$ 25,894	11.7%

- Revenue from our U.S. Gas segment totaled $1,328.1 million in the fiscal year ended December 28, 2025, reflecting an increase of $67.6 million, or 5.4%, compared to the prior year period. This increase was driven by increased net MSA volumes, partially offset by slightly lower bid revenue year-over-year. As a percentage of revenue, gross profit slightly decreased to 5.4% in the fiscal year ended December 28, 2025 from 5.5% in the prior year period, primarily driven by inefficiencies due to weather-related work stoppages and delays in the first fiscal quarter of 2025, partially offset by higher efficiency throughout the remaining fiscal quarters driven by work force improvements. Revenue from Southwest Gas Corporation totaled $97.6 million during the fiscal year ended December 28, 2025 compared to $106.8 million in the prior year period.

- Revenue from our Canadian Operations segment totaled $246.9 million in the fiscal year ended December 28, 2025, reflecting an increase of $49.0 million, or 24.8%, compared to the prior year period. This increase was primarily due to an increase in net volumes under existing MSAs. As a percentage of revenue, gross profit increased to 18.6% in the fiscal year ended December 28, 2025 as compared to 15.8% in the prior year period. This increase was primarily attributable to improvements on bid margins, as the prior year period was negatively impacted by performance issues on certain bid projects which did not recur in the current year period.

- Revenue from our Union Electric segment totaled $808.3 million in the fiscal year ended December 28, 2025, reflecting an increase of $114.8 million, or 16.6%, compared to the prior year period. This increase was driven by new bid project wins, partially offset by a planned decline in offshore wind revenue of $38.7 million due to timing of projects and a decrease in storm restoration services revenue of $21.3 million ($8.3 million for the fiscal year ended December 28, 2025 compared to $29.6 million for the prior year period). As a percentage of revenue, gross profit increased to 8.8% in the fiscal year ended December 28, 2025 as compared to 8.4% in the prior year period. This increase was driven by improvements in margin on bid work and more efficient utilization of fixed costs on higher revenue, partially offset by the $21.3 million decrease in storm restoration services revenue, which had a negative gross profit impact of approximately $6.2 million.

- Revenue from our Non-Union Electric segment totaled $599.4 million in the fiscal year ended December 28, 2025, reflecting an increase of $114.1 million, or 23.5%, compared to the prior year period. This increase was primarily driven by an increase in volumes under new and existing MSAs, which was partially offset by a decline in storm restoration services revenue of $77.0 million ($30.1 million in the fiscal year ended December 28, 2025 compared to $107.1 million in the prior year period). As a percentage of revenue, gross profit decreased to 9.8% in the fiscal year ended December 28, 2025 compared to 12.7% in the prior year period. Profitability was negatively impacted by the $77.0 million decrease in storm restoration services, which had a negative gross profit impact of approximately $29.5 million. This decrease was partially offset by better MSA performance in the first half of 2025 compared to the first half of 2024 due to an increase in crew counts and weekly hours worked per crew under existing MSAs, which allowed for better hourly rates and more efficient utilization of fixed overhead costs.

Selling, General and Administrative Expenses

Selling, general and administrative costs increased by $19.2 million, or 17.9% in the current period. The current year period included $9.1 million in separation-related costs, acquisition costs, and other non-recurring professional fees compared to $5.5 million in similar non-recurring costs (including strategic review costs, securitization facility transaction fees, and Chief Executive Officer transition costs) in the prior year period. The prior year period also included $5.7 million in severance paid in 2024 that was recorded within selling, general and administrative costs that did not recur in the current year.

Year-over-year, cash-based incentive compensation increased approximately $6.5 million and stock-based compensation increased approximately $5.0 million. During the current year, we also incurred additional expenses associated with our transition to a standalone public company. These expenses included incremental compliance costs and investments in strategic initiatives. These initiatives focused on strengthening our succession planning and enhancing the capabilities of key leadership, as well as expanding our sales and business development functions to support long-term growth.

Interest Expense, Net

Interest expense, net decreased by $12.1 million during the current period compared to the prior year period due to a reduction in average debt balance and a decrease in interest rates on outstanding variable-rate borrowings, net of $8.3 million in costs incurred related to the refinancing of our credit facility.

Income Tax

Our effective tax rate for the fiscal years ended December 28, 2025 and December 29, 2024 was (55.3%) and (103.3%), respectively. The effective tax rate for the current year period was impacted by the allocation of $23.7 million in deferred tax assets from Southwest Gas Holdings. The effective tax rate for the prior year period was impacted by a disproportionate amount of non-deductible expenses in relation to loss before income taxes. Additionally, differences in income (loss) before income taxes by jurisdiction caused fluctuations in the effective tax rate when comparing periods.

Non-GAAP Financial Measures

We prepare and present our financial statements in accordance with GAAP. However, management believes that EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted Earnings per Share, Base Revenue, Base Gross Profit and Base Gross Profit Margin, all of which are measures not presented in accordance with GAAP, provide investors with additional useful information in evaluating our performance. We use these non-GAAP measures internally to evaluate performance and to make financial, investment and operational decisions. We believe that presentation of these non-GAAP measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparisons of results. Management also believes that providing these non-GAAP measures helps investors evaluate the Company's operating performance, profitability and business trends in a way that is consistent with how management evaluates such matters. Because these non-GAAP metrics, as defined, exclude some, but not all, items that affect comparable GAAP financial measures, these non-GAAP metrics may not be comparable to similarly titled measures of other companies.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (i) non-cash stock-based compensation, (ii) acquisition costs, (iii) separation-related costs, (iv) strategic review costs, (v) severance costs, (vi) securitization facility transaction fees, (vii) other professional fees, (viii) CEO transition costs, and (ix) goodwill impairment. Adjusted EBITDA Margin is defined as the percentage derived from dividing Adjusted EBITDA by revenue. Management believes that EBITDA helps investors gain an understanding of the factors affecting our ongoing cash earnings from which capital investments are made and debt is serviced, and that Adjusted EBITDA provides additional insight by removing certain expenses that are non-recurring and/or non-operational in nature. Management believes that Adjusted EBITDA Margin is useful for the same reason as Adjusted EBITDA, and also provides an additional understanding of how Adjusted EBITDA is impacted by factors other than changes in revenue.

Adjusted Net Income is defined as net income (loss) adjusted for (i) separation-related costs, (ii) strategic review costs, (iii) severance costs, (iv) amortization of intangible assets, (v) securitization facility transaction fees, (vi) other professional fees, (vii) CEO transition costs, (viii) loss on debt modification and extinguishment, (ix) non-cash stock-based compensation, (x) tax asset allocation, (xi) acquisition costs, (xii) goodwill impairment, and (xiii) the income tax impact of adjustments that are subject to tax, which is determined using the incremental statutory tax rates of the jurisdictions to which each adjustment relates for the respective periods. Management believes that Adjusted Net Income helps investors understand the profitability of our business when excluding certain expenses that are non-recurring and/or non-operational in nature. Adjusted Diluted Earnings per Share is defined as Adjusted Net Income divided by weighted average diluted shares outstanding.

Base Revenue is defined as revenue, net adjusted to exclude revenue attributable to storm restoration services. Base Gross Profit is defined as gross profit adjusted to exclude gross profit attributable to storm restoration services. Base Gross Profit Margin is calculated by dividing Base Gross Profit by Base Revenue. Revenue derived from storm restoration services varies from period to period due to the unpredictable nature of weather-related events, and when this type of work is performed, it typically generates a higher profit margin than base infrastructure services projects due to higher contractual hourly rates given the nature of services provided and improved operating efficiencies related to equipment utilization and absorption of fixed costs. Management believes these Non-GAAP measures are more suitable disclosures for evaluating fundamental business performance and for comparison purposes.

Using EBITDA as a performance measure has material limitations as compared to net income (loss), or other financial measures as defined under GAAP, as it excludes certain recurring items, which may be meaningful to investors. EBITDA excludes interest expense net of interest income; however, as we have borrowed money to finance transactions and operations, or invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and can affect our ability to generate revenue and returns for our stockholders. Further, EBITDA excludes depreciation and amortization; however, as we use capital and intangible assets to generate revenue, depreciation and amortization are necessary elements of our costs and ability to generate revenue. Finally, EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. As a result of these exclusions from EBITDA, any measure that excludes interest expense net of interest income, depreciation and amortization and income taxes has material limitations as compared to net income (loss). When using EBITDA as a performance measure, management compensates for these limitations by comparing EBITDA to net income (loss) in each period, to allow for the comparison of the performance of the underlying core operations with the overall performance of the Company on a full-cost, after-tax basis.

As to certain of the items related to these non-GAAP metrics: (i) non-cash stock-based compensation varies from period to period due to changes in the estimated fair value of performance-based awards, forfeitures and amounts granted; (ii) separation-related costs represent expenses incurred post-Centuri IPO in connection with the separation and stand up of Centuri as its own public company, including costs incurred in association with Southwest Gas Holdings' sale of its holdings of our common stock, which are not reflective of our ongoing operations and will not recur following the full separation from Southwest Gas Holdings; (iii) strategic review costs represent expenses incurred during the Centuri IPO and related costs incurred to establish Centuri as a public company leading up to the IPO; (iv) severance costs relate to non-recurring restructuring activities; (v) securitization facility transaction fees represent legal and other professional fees incurred to establish our Securitization Facility; (vi) CEO transition costs represent incremental costs incurred to find and hire a replacement CEO; (vii) other professional fees are non-recurring costs associated with certain one-time events; (viii) loss on debt modification and extinguishment represents non-recurring professional fees expensed as part of our credit facility refinance as well as the non-cash write-off of unamortized debt issuance costs associated with debt extinguishments, (ix) acquisition costs vary from period to period depending on the level of our acquisition activity, (x) goodwill impairment charges can vary from period to period depending on economic and other factors, and (xi) tax asset allocation reflects true-ups to our estimated allocation of tax assets based on Southwest Gas Holdings' revised estimates of taxable income by jurisdiction. The most comparable GAAP financial measure and information reconciling the GAAP and non-GAAP financial measures are set forth below.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

The following table presents reconciliations of net income (loss) to EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin for the specified periods:

		Fiscal Year Ended	
(dollars in thousands)	December 28, 2025	December 29, 2024	December 31, 2023
Net income (loss)	$ 22,650	$ (6,822)	(184,506)
Interest expense, net	78,428	90,515	97,476
Income tax (benefit) expense	(8,063)	3,466	9,530
Depreciation expense	111,512	108,703	118,776
Amortization of intangible assets	27,281	26,642	26,670
EBITDA	231,808	222,504	67,946
Non-cash stock-based compensation	8,079	2,231	1,851
Acquisition costs	2,231	—	—
Separation-related costs	5,518	—	—
Strategic review costs	—	2,010	3,365
Severance costs	—	8,028	4,028
Securitization facility transaction fees	—	1,393	—
Other professional fees	1,379	—	—
CEO transition costs	—	2,060	—
Goodwill impairment	—	—	213,992
Adjusted EBITDA	$ 249,015	$ 238,226	$ 291,182
Adjusted EBITDA Margin (% of revenue)	8.3%	9.0%	10.0%

Adjusted Net Income and Adjusted Diluted Earnings per Share:

The following table presents reconciliations of net income (loss) to Adjusted Net Income for the specified periods:

		Fiscal Year Ended	
(dollars in thousands)	December 28, 2025	December 29, 2024	December 31, 2023
Net income (loss)	$ 22,650	$ (6,822)	(184,506)
Separation-related costs	5,518	—	—
Strategic review costs	—	2,010	3,365
Severance costs	—	8,028	4,028
Amortization of intangible assets	27,281	26,642	26,670
Securitization facility transaction fees	—	1,393	—
Other professional fees	1,379	—	—
CEO transition costs	—	2,060	—
Loss on debt modification and extinguishment	8,240	1,726	—
Non-cash stock-based compensation	8,079	2,231	1,851
Tax asset allocation	(23,738)	—	—
Acquisition costs	2,231	—	—
Goodwill impairment	—	—	213,992
Income tax impact of adjustments[1]	(12,625)	(11,025)	(13,808)
Adjusted Net Income	$ 39,015	$ 26,243	$ 51,592

[1] Calculated based on a blended statutory tax rate of 25% applied to adjustments except for: tax asset allocation, acquisition costs, and a majority of goodwill impairment as these items generally do not impact taxable income.

The following table presents reconciliations of diluted earnings (loss) per share attributable to common stock to Adjusted Diluted Earnings Per Share:

	Fiscal Year Ended	
(dollars per share)	December 28, 2025	December 29, 2024
Diluted earnings (loss) per share attributable to common stock	$ 0.25	$ (0.08)
Separation-related costs	0.06	—
Strategic review costs	—	0.02
Severance costs	—	0.10
Securitization transaction fees	—	0.02
Other professional fees	0.02	—
CEO transition costs	—	0.02
Loss on debt modification and extinguishment	0.09	0.02
Amortization of intangible assets	0.30	0.32
Non-cash stock-based compensation	0.09	0.03
Tax asset allocation	(0.26)	—
Acquisition costs	0.02	—
Income tax impact of adjustments	(0.14)	(0.13)
Adjusted Diluted Earnings per Share	$ 0.43	$ 0.32

Base Revenue and Base Gross Profit

The following table presents reconciliations of revenue, net to Base Revenue and gross profit to Base Gross Profit and Base Gross Profit Margin.

	Fiscal Year Ended	
(dollars in thousands)	December 28, 2025	December 29, 2024
Total revenue, net	$ 2,982,781	$ 2,637,229
Less: Storm restoration services revenue	(40,197)	(136,729)
Base Revenue	$ 2,942,584	$ 2,500,500

	Fiscal Year Ended	
(dollars in thousands)	December 28, 2025	December 29, 2024
Gross profit	$ 246,566	$ 220,672
Less: Storm restoration services gross profit	(12,251)	(47,522)
Base Gross Profit	$ 234,315	$ 173,150
Base Gross Profit Margin	8.0 %	6.9 %

Liquidity and Capital Resources

Sources and Uses of Liquidity

Our primary liquidity needs have historically related to supporting working capital requirements, funding capital expenditures and servicing our debt. As of December 28, 2025 and December 29, 2024, cash and cash equivalents were $126.6 million and $49.0 million, respectively. We believe our capital resources, including existing cash balances, together with our operating cash flows and borrowings under our credit facilities, are sufficient to meet our financial obligations for the next 12 months and the foreseeable future.

We evaluate our working capital requirements on a regular basis and regularly monitor financial markets and assess general economic conditions for possible impacts to our financial position. Our capital requirements may change to the extent we identify acquisition opportunities, if we experience difficulties collecting amounts due from customers, increase our working capital in connection with new or existing customer programs or repay certain credit facilities.

In the fourth fiscal quarter of 2025, we accelerated a component of our strategic fleet optimization initiative by increasing the proportion of our fleet maintained under long-term leases. We executed sale-leaseback transactions on our equipment with total proceeds of $37.8 million (gain on sale of $5.9 million), which increased our operating lease right-of-use assets by $30.0 million and provided additional liquidity to support our operations. In addition to the sale-leasebacks, we also entered into several hundred long-term equipment leases (increase in operating lease right-of-use assets of $42.3 million) focused primarily on obtaining longer-term control over equipment we were previously using under short-term rental agreements.

Cash Flows

The following table presents a summary of our cash flows:

	Fiscal Year Ended	
(dollars in thousands)	December 28, 2025	December 29, 2024
Net cash provided by operating activities	$ 78,121	$ 158,230
Net cash used in investing activities	$ (88,204)	$ (89,375)
Net cash provided by (used in) financing activities	$ 88,758	$ (52,619)

Operating Activities

Cash flows provided by operating activities are impacted by changes in the timing of demand for our services and related operating margins but can also be affected by working capital needs. Working capital is primarily affected by changes in accounts receivable, contract assets, prepaid expenses and other current assets, accounts payable, accrued expenses, contract liabilities, and income tax accounts, which are primarily related to changes in revenue and related costs of revenue. These working capital balances are affected by changes in revenue resulting from the timing and volume of work performed, variability in the timing of customer billings and collections of receivables, as well as settlement of payables and other liabilities.

Net cash provided by operating activities for the fiscal year ended December 28, 2025 was $78.1 million, compared to $158.2 million for the fiscal year ended December 29, 2024, representing a decrease in operating cash flows of $80.1 million. This decrease is primarily attributable to our Securitization Facility, as the prior year-to-date period included a $125.0 million favorable impact to cash from operating activities due to the initial sale of accounts receivable upon the inception of our Securitization Facility in September 2024. In the current year, the facility was cash flow neutral, as the same amount of receivables remained sold. Partially offsetting the impact of the Securitization Facility were the factors below, which had a combined net favorable impact on cash from operating activities of approximately $43.7 million year-over-year:

- *Net income and non-cash adjustments:* Net income adjusted for several non-cash items (stock-based compensation, depreciation, amortization of intangible assets, debt issuance cost amortization and write-offs, gain on sale of equipment, and deferred taxes) increased approximately $25.3 million year-over-year.
- *Accounts receivable and contract assets:* Cash flow decreased $109.6 million (excluding the impacts of the Securitization Facility discussed above). We had a significant increase in revenue between periods, including on large bid projects in which billings are subject to completion of milestones, and large MSAs in which customer

51

approval is contractually required before invoices can be issued. These contractual requirements are standard to many of our contracts and the approval process rarely results in meaningful adjustments to revenue. However, this process occasionally slows down the billing process when customer employees need to review large volumes of work.

- *Accounts payable and accrued expenses:* Cash flow increased $89.2 million as increased work volumes in the current period and timing of billings by vendors led to higher accounts payable and accrued expenses at the end of the current period.
- *Contract liabilities:* Cash flow increased $38.8 million, as certain new projects led to advance billings to customers.

Investing Activities

Net cash used in investing activities was $88.2 million in the fiscal year ended December 28, 2025 compared to $89.4 million for the fiscal year ended December 29, 2024, a decrease of $1.2 million.

The construction industry is capital intensive, and we expect to continue to incur capital expenditures to meet anticipated needs for our services. For the fiscal year ended December 28, 2025 and December 29, 2024, we had capital expenditures of $86.3 million and $99.3 million, respectively.

These items were partially offset by proceeds from the sale of property and equipment of $44.0 million and $10.0 million for the fiscal years ended December 28, 2025 and December 29, 2024, respectively. As noted previously, proceeds from the sale of property and equipment during the fiscal year ended December 28, 2025 included $37.8 million in proceeds related to our sale-leaseback transactions.

On November 18, 2025, we completed the acquisition of Connect, resulting in a net investing cash outflow of $45.8 million. This amount excludes $1.4 million deferred consideration held in escrow, which is payable over the next three years, as well as $2.1 million in accrued consideration that we expect to pay in fiscal 2026 subject to post-closing conditions, including with respect to net working capital.

Financing Activities

Net cash provided by (used in) financing activities was $88.8 million for the fiscal year ended December 28, 2025 compared to $(52.6) million for the fiscal year ended December 29, 2024. This increase was primarily due to the following factors:

- *Proceeds from public equity offerings:* We completed a primary offering and concurrent private placement in the current year with net proceeds of $250.9 million, which was $76.7 million less in proceeds than we received in the prior year for the Centuri IPO and concurrent private placement.

- *Debt activity:* We made payments on our term loans and revolving line of credit (net of proceeds) of $148.2 million in the current year compared to $275.6 million in the prior year. The lower net payments in the current year reflect less public offering proceeds, the acquisition of Connect, and a higher cash balance held as of year end.

- *Redemption of noncontrolling interest:* In the prior year, we made payments totaling $92.9 million to purchase noncontrolling interests in our subsidiaries, with such payments not recurring in the current year.

Foreign Operations

While we primarily operate in the United States, we also have operations in Canada. Therefore, changes in the value of Canadian dollars affect our financial statements when translated into U.S. dollars. The revenue from our Canadian operations was approximately 8% of total revenue for each of the fiscal years ended December 28, 2025 and December 29, 2024. At times, we also enter into transactions in foreign currencies, primarily in Canadian dollars, that subject us to currency risks. We regularly monitor our foreign currency exposure to determine the most effective foreign currency risk mitigation strategies. Currently, we are not party to any foreign currency exchange contracts.

Credit and Securitization Facilities

Term Loan and Revolving Credit Facility

On July 9, 2025, we signed the sixth amendment to our amended and restated credit agreement to refinance and replace in full our existing term loan facility with an $800 million term loan facility, $93.6 million of which is comprised of new term loans used to refinance existing indebtedness and $706.4 million of which was used to refinance existing term loans. This amendment also increased the maximum principal amount of our senior secured revolving credit facility from $400 million to $450 million. This multi-currency facility allows us to request loan advances in either Canadian dollars or U.S. dollars. Amounts borrowed and repaid under the revolving line of credit portion of the facility are available to be re-borrowed.

We evaluated whether modification or extinguishment accounting should be applied on a lender-by-lender basis in association with the refinance. The results of this analysis are summarized below:

- *Term loan facility:* $1.9 million in unamortized debt issuance costs were written-off related to debt extinguishments, and $6.0 million in third-party fees related to debt modifications were expensed. These $7.9 million in costs were recorded within interest expense, net on the statement of operations. A total of $3.7 million in new lender and third-party costs incurred in the refinance were capitalized as a reduction in long-term debt and will be amortized over the life of the term loan facility.
- *Revolving credit facility:* $0.4 million in unamortized debt issuance costs were written-off related to debt extinguishments and recorded within interest expense, net on the statement of operations. A total of $1.5 million in new third-party fees were capitalized and will be amortized over the life of the revolving credit facility. These capitalized costs are recorded within other assets on the consolidated balance sheet.

As a result of the refinance, our term loan facility, previously set to mature on August 27, 2028, is now set to mature on July 9, 2032, and our revolving credit facility, previously set to mature on August 27, 2026, is now set to mature on July 9, 2030. As a result of prepayments made in the fourth fiscal quarter of 2025, we have no obligation to make principal payments on our term loan facility until maturity.

The obligations under our credit agreement are secured by present and future ownership interests in substantially all of our direct and indirect subsidiaries, substantially all of our tangible and intangible personal property, and all products, profits and proceeds of the foregoing. Assets securing the facility totaled $2.3 billion as of December 28, 2025.

During the fiscal year ended December 28, 2025, the maximum amount outstanding on the combined facility was $958.9 million, at which point $800.0 million was outstanding on the term loan portion of the facility. As of December 28, 2025 and December 29, 2024, $91.2 million and $113.5 million, respectively, was outstanding on the revolving credit facility, in addition to $616.0 million and $706.4 million that was outstanding on the term loan portion of the facility as of December 28, 2025 and December 29, 2024, respectively. Also, as of December 28, 2025 and December 29, 2024, there was approximately $302.4 million and $226.1 million, respectively, net of outstanding letters of credit, of unused capacity under the line of credit. We had $68.6 million and $64.6 million of unused letters of credit available as of December 28, 2025 and December 29, 2024, respectively.

Immediately prior to the sixth amendment, we were required to maintain a leverage ratio of 4.00 to 1.00, and an interest coverage ratio of greater than a minimum of 2.50 to 1.00 under our revolving credit facility. Pursuant to the sixth amendment signed on July 9, 2025, we are now required to maintain a leverage ratio of 4.50 to 1.00 for any future quarter ending prior to September 30, 2026, and 4.00 to 1.00 for any quarter ending on or after September 30, 2026. The requirement to maintain an interest coverage ratio of greater than a minimum of 2.50 to 1.00 remains unchanged. We are currently in compliance with all of our financial covenants under the revolving credit facility.

As of December 28, 2025, the applicable margin for the newly amended revolving credit facility ranged from 1.25% to 2.25% for SOFR and Canadian Overnight Repo Rate Average ("CORRA") loans and from 0.25% to 1.25% for base rate loans, depending on our net leverage ratio.

On January 12, 2026, we entered into the seventh amendment to our amended and restated credit agreement, which (i) repriced the term loan, (ii) decreased the fixed margin for SOFR loans from 2.25% to 2.00% and (iii) decreased the fixed margin for base rate loans from 1.25% to 1.00%. The aggregate principal amount of each term loan under the sixth amendment outstanding immediately prior to the effective date of the seventh amendment was deemed to be exchanged for seventh amendment term loans in an equal aggregate principal amount, the proceeds of which were applied to prepay in full any sixth amendment term loans that were not exchanged. As of January 12, 2026, the aggregate principal amount of the seventh amendment term loans was $616.0 million.

Accounts Receivable Securitization

In September 2024, we entered into our Securitization Facility with PNC Bank, National Association ("PNC") to improve cash flows from trade accounts receivable and used all of the proceeds to pay down our existing debt. Under the Securitization Facility, certain of our designated subsidiaries have sold and/or contributed, and will continue to sell and/or contribute, their accounts receivable and contract assets generated in the ordinary course of their business and certain related assets to the indirect wholly owned bankruptcy-remote Special Purpose Entity ("SPE") we created specifically for this purpose. The SPE transfers ownership and control of accounts receivable to PNC for payments as set forth in the agreement. We account for accounts receivable sold to the banking counterparty as a sale of financial assets and have derecognized the accounts receivable from our consolidated balance sheet for the current period.

The total outstanding balance of accounts receivable that had been sold and derecognized was $125.0 million as of December 28, 2025. We had no unused capacity on the Securitization Facility as of December 28, 2025.

Equipment Term Loans

As of December 28, 2025, we had six U.S. equipment term loans with initial amounts totaling approximately $150 million, with certain owned equipment used as collateral. The loans are serviced in U.S. dollars.

Financial Covenants

Certain of our debt instruments have leverage ratio caps and interest coverage ratio requirements. As of December 28, 2025 and December 29, 2024, we were in compliance with all of our debt covenants. Under the most restrictive of the covenants, as of December 28, 2025 and December 29, 2024, we could have issued approximately $302.4 million and $151 million, respectively, in additional debt and met the leverage ratio requirement. As of December 28, 2025 and December 29, 2024, we had approximately $24.8 million and $28 million, respectively, of cushion relating to the minimum interest coverage ratio requirement. Cash dividends are limited to a calculated available amount, generally defined as $65.0 million plus 50% of our consolidated net income since the beginning of the third fiscal quarter of 2025 adjusted for certain items, such as parent capital contributions, redeemable noncontrolling interest payments, and dividend payments, among other adjustments, as applicable.

Off Balance Sheet Arrangements

Accounts Receivable Securitization Facility

In September 2024, we entered into our Securitization Facility with PNC to improve cash flows from trade accounts receivable and used all of the proceeds to pay down our existing debt. During fiscal 2025, certain of our subsidiaries sold and/or contributed their accounts receivable and contract assets generated in the ordinary course of their business and certain related assets to an indirect wholly owned bankruptcy-remote SPE created specifically for this purpose. We account for accounts receivable sold to the banking counterparty as a sale of financial assets and have derecognized the accounts receivable from the consolidated balance sheet for the current period. The total outstanding balance of accounts receivable that have been sold and derecognized is $125.0 million as of December 28, 2025. As of December 28, 2025, we had no available capacity under the Securitization Facility. We have concluded that there is generally no material risk of loss to us from non-payment of the sold receivables.

Contractual Obligations

As of December 28, 2025, we had $708.1 million and $29.5 million of long-term and short-term debt, respectively, outstanding, excluding finance lease liabilities.

The following table presents a summary of our contractual obligations as of December 28, 2025 (in thousands):

	Total		2026		2027-2028		2029-2030		Thereafter
					Fiscal Years				
Long-term debt	$	748,418	$	29,543	$	10,265	$	92,249	$	616,361
Interest on long-term debt[1]		223,730		38,002		74,452		74,207		37,069
Operating leases[2]		218,270		39,971		73,564		59,561		45,174
Finance leases[2]		17,745		8,098		8,417		1,230		—
Total	$	1,208,163	$	115,614	$	166,698	$	227,247	$	698,604

[1]　Represents interest on term debt and excludes interest on our revolving line of credit as borrowings vary from period to period for the line of credit. Fixed-rate interest payments assume that principal payments are made as originally scheduled. Estimated interest payments on variable-rate debt is based on the interest rates in effect as of December 28, 2025.

[2]　Includes related interest. Certain leases require property tax payments, insurance and maintenance costs that have been excluded from the above table as they are variable in nature.

Fees paid on our Securitization Facility are excluded from the table above, but would be approximately $6.5 million per year based on the interest rate in effect as of December 28, 2025 and assuming our balance of sold receivables stays consistent at $125.0 million.

The above table does not include potential obligations under multiemployer pension plans in which some of our employees participate. The multiemployer pension plan contribution rates generally are specified in the collective bargaining agreements (usually on an annual basis), and contributions are made to the plans on a "pay-as-you-go" basis based on our union employee payrolls. Obligations for future periods cannot be determined because we cannot predict the number of employees that we will employ at any given time nor the plans in which they may participate. We may also have additional liabilities imposed by law as a result of our participation in multiemployer defined benefit pension plans. The amount of additional funds, if any, that we may be obligated to contribute to these plans in the future cannot be estimated due to uncertainty of the future levels of work that require the specific use of union employees covered by these plans, as well as the future contribution levels and possible surcharges on contributions applicable to these plans.

We had no liability for unrecognized tax benefits as of December 28, 2025, and a liability of approximately $0.5 million as of December 29, 2024, which was included in other liabilities on the consolidated balance sheet included elsewhere in this Annual Report on Form 10-K. These amounts have been excluded from the above table as we are unable to reasonably estimate the timing of the resolution of the underlying tax positions with the relevant tax authorities.

We have various other noncancellable obligations consisting primarily of software licensing fees, consulting and other outsourced services, and deferred consideration related to our acquisition of Connect.

Recently Issued Accounting Pronouncements

Refer to "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" to our consolidated financial statements for a discussion of recent accounting standards and pronouncements.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments. Judgments regarding future events include the likelihood of success of particular projects, legal and regulatory challenges and the fair value of certain assets and liabilities. It is possible that materially different amounts could be recorded if these estimates and judgments change or if actual results differ from these estimates and judgments. These estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. On an ongoing basis, we evaluate our estimates utilizing historical experience, consultation with experts and other methods we consider reasonable. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the information that gives rise to the revision becomes known. Actual results could materially differ from those that result from using the estimates under different assumptions or conditions.

Our significant accounting policies are summarized in "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

The following critical accounting estimates are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Revenue Recognition

We generally have two types of agreements with our customers: MSAs and bid contracts. Our MSAs and bid contracts are characterized as either fixed-price, unit-price or T&M for revenue recognition purposes. Most of our contracts are considered to have a single performance obligation. Performance obligations related to fixed-price contracts are satisfied over time because our performance typically creates or enhances an asset that the customer controls. For fixed-price contracts, we recognize revenue as performance obligations are satisfied and control of the promised good or service is transferred to the customer by measuring the progress toward complete satisfaction of the performance obligation(s) using an input method. Input methods result in the recognition of revenue based on the entity's effort to satisfy the performance obligation relative to the total expected effort to satisfy the performance obligation. Under the cost-to-cost method, costs incurred to-date are generally the best depiction of the transfer of control. For unit-price and time and materials contracts, an output method is used to measure progress towards satisfaction of a performance obligation.

Actual revenue and project costs can vary, sometimes substantially, from previous estimates due to changes in a variety of factors, including unforeseen circumstances not originally contemplated. These factors, along with other risks inherent in performing fixed-price contracts, may cause actual revenue and gross profit for a project to differ from previous estimates and could result in reduced profitability or losses on projects. Changes in these factors may result in revisions to estimates of costs and earnings. Revisions to estimates of costs and earnings during the course of work are reflected in the accounting period in which the facts requiring revision become known. At the time a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized in the financial statements. Once identified, these types of conditions continue to be evaluated for each project throughout the project term and ongoing revisions in management's estimates of contract value, contract cost and contract profit are recognized as necessary in the period determined.

Subsequent to the inception of a fixed-price contract, the contract price could change for various reasons, including the executed or estimated amount of change orders and unresolved contract modifications and claims to or from owners. Changes that are accounted for as an adjustment to existing performance obligations are allocated on the same basis as established at contract inception. Otherwise, changes are accounted for as a separate performance obligation(s) and the separate contract price is allocated as discussed above.

Contracts can have consideration that is variable. For MSAs, variable consideration is evaluated at the customer level as the terms creating variability in pricing are included within the MSA and are not specific to a work authorization. For multi-year MSAs, variable consideration items are typically determined for each year of the contract and not for the full contract term. For bid contracts, variable consideration is evaluated at the individual contract level. The expected value method or most likely amount method is used based on the nature of the variable consideration. Types of variable consideration include liquidated damages, delay penalties, performance incentives, safety bonuses, payment discounts and volume rebates. We typically estimate variable consideration and adjust financial information, as necessary.

Change orders involve a modification in scope, price, or both to the current contract, and are typically agreed to in writing by both parties. Once approved, the change order is either treated as a separate contract or as part of the existing contract as appropriate under the circumstances. When the scope is agreed upon in the change order but not the price, we estimate the change to the transaction price.

In all forms of contracts, we estimate the collectability of contract amounts at the same time we estimate project costs. If we anticipate that there may be challenges associated with the collectability of the full amount calculated as the transaction price, we may reduce the amount recognized as revenue to reflect the uncertainty associated with realization of the eventual cash collection.

On occasion, we recognize revenue related to contract claims, which arise when there is a dispute between a customer and us regarding a change in the scope of work and associated price for work already performed. We record estimated claims as variable consideration based on the most likely amount we expect to receive, and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Goodwill and Long-Lived Assets

Goodwill

Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets of acquired businesses and is stated at cost. We have recorded goodwill in connection with certain of its historical business acquisitions. Goodwill is required to be measured for impairment at the reporting unit level, which represents the operating entity level or one level below the operating entity level for which discrete financial information is available.

Goodwill is tested for impairment annually on the first day of the fourth quarter, or more frequently if events or circumstances arise which indicate that the fair value of a reporting unit with goodwill is below its carrying amount. We assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each reporting unit include, among other things, deterioration in macroeconomic conditions; declining financial performance; deterioration in the operational environment; a significant change in market, management, business strategy or business climate; a loss of a significant customer; increased competition; or a decrease in the estimated fair value of a reporting unit.

If we believe that, as a result of our qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recorded in the consolidated statement of operations.

In connection with the annual goodwill assessment for fiscal years 2025, 2024 and 2023, we performed a qualitative goodwill assessment of our reporting units. Other than the Union Electric reporting unit in fiscal year 2024 and the Riggs Distler reporting unit in fiscal year 2023, the results of the qualitative assessment did not indicate that it was more likely than not that the fair value of each reporting unit analyzed was less than the carrying value including goodwill, and no goodwill impairment was recognized.

For the Union Electric reporting unit in fiscal year 2024 (and in fiscal year 2023 the Riggs Distler reporting unit), we determined that triggering events occurred, and performed a quantitative assessment as of each of the fiscal year 2024 and 2023 assessment dates utilizing a weighted combination of the income approach (discounted cash flow method) and a market approach (guideline public company method). Under the discounted cash flow method, we determined fair value based on the estimated future cash flows of the reporting unit, discounted to present value using a risk-adjusted industry weighted average cost of capital, which reflects the overall level of inherent risk for the reporting unit and the rate of return an outside investor would expect to earn. Under the guideline public company method, we determined the estimated fair value by applying public company multiples to the reporting units' historical and projected results, including a reasonable control premium. The public company multiples are based on peer group multiples adjusted for size, volatility and risk.

The inputs used in the fair value measurement of the reporting units was the lowest level (Level 3) inputs. The key assumptions used to determine the fair value of the reporting units during the annual impairment assessment were: (a) expected cash flow for a period of five years based on our best estimate of revenue growth rates and projected operating margins; (b) a terminal value based upon terminal growth rates; (c) a discount rate based on the our best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units; (d) the selection of the reporting units peer group; and (e) an implied control premium based on our best estimate of the premium that would be appropriate to convert the reporting unit value to a controlling interest basis. Recent operating performance, along with key assumptions for specific customer and industry opportunities, were also utilized during the annual impairment assessment.

For fiscal 2024, the terminal growth rate used in the assessment was 3.0%. The discount rate used in the assessment was 10.0%, and the control premium supportable by market research and available data was 15.0%. The assessment resulted in the fair value of the Union Electric reporting unit being significantly above its carrying value and no goodwill impairment was recognized.

For fiscal 2023, the terminal growth rate used in the assessment was 3.0%. The discount rate used in the assessment was 12.5%, and the control premium supportable by market research and available data was 15.0%. The assessment resulted in the fair value of the Riggs Distler reporting unit being below its carrying value. As a result, we recognized an impairment charge of $214.0 million in the fourth quarter of 2023. Key drivers of the impairment included the cancellation of an offshore wind project in the fourth quarter of fiscal year, as well as lower than expected earnings during fiscal 2023. The goodwill impairment charge did not affect our compliance with our financial covenants and conditions under our credit agreements.

Long-Lived Assets

We review the carrying value of our long-lived assets, including property and equipment and intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Such circumstances may include a significant decrease in the market price of an asset, a significant adverse change in its physical condition or the manner in which the asset is being used or a history of operating or cash flow losses associated with the use of the asset.

Impairment losses could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value. The estimate of future cash flows requires management to make assumptions and to apply judgments, including forecasting future sales and expenses and estimating useful lives of the assets. These estimates can be affected by a number of factors, including, among others, future results, demand for our services and economic conditions, many of which can be difficult to predict. Actual future prices, operating expenses and discount rates could vary from the assumptions used in our estimates and may have a material impact on the assessment of the fair value of the respective assets and ultimately, our results of operations.

Business Combinations

We account for business combinations using the acquisition method of accounting, which requires that the purchase price, including the fair value of contingent consideration, of the acquired entity to be allocated to the assets acquired and liabilities assumed based generally on the estimated fair values at the date of acquisition. Any excess of the purchase price over the estimated fair value of the identifiable net assets acquired is recorded as goodwill. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

The determination of the fair value of assets acquired and liabilities assumed requires us to make subjective judgments as to projections of future operating performance, discount rates, and long-term growth rates, among other factors, which are typically level 3 inputs. The effect of these judgments then impacts the amount of the goodwill that is recorded and the amount of depreciation and amortization expense to be recognized in future periods related to tangible and intangible assets acquired.

GAAP provides a "measurement period" of up to one year in which to finalize estimates associated with the acquisition of a business. Most estimates are preliminary until the end of the measurement period. During the measurement period, adjustments to initial valuations and estimates that reflect newly discovered information that existed at the acquisition date are recorded. After the measurement date, any adjustments would be recorded as a current period gain or loss.

Income Taxes

We were historically included on the U.S. federal and certain state income tax returns of Southwest Gas Holdings and calculated income tax amounts using the separate return method as if we were a separate taxpayer to allow users to understand the financial position of the Company as a standalone taxable entity. This resulted in us recording net deferred tax assets primarily related to net operating losses and interest limitations under Section 163(j) of the Internal Revenue Code of 1986, as amended, which differed from tax attributes actually generated and used by Southwest Gas Holdings as the consolidated and ultimate taxable entity. Southwest Gas Holdings no longer holds an equity interest in the Company, and accordingly the Company will no longer be included in Southwest Gas Holdings' U.S. federal and state income tax returns. As a result, certain deferred tax assets previously recorded under the separate return method were removed from our consolidated balance sheet through an adjustment to additional paid-in capital.

In addition, in accordance with the Company's Tax Assets Agreement (as defined and discussed in "Note 17 — Related Parties" to the consolidated financial statements) with Southwest Gas Holdings, we were allocated $55.4 million in estimated deferred tax assets (primarily net operating losses) during the fiscal second and third quarters of 2025 as part of income tax deconsolidation. The allocation of these assets was treated as a capital contribution from Southwest Gas Holdings in additional paid-in capital as we were still a subsidiary of Southwest Gas Holdings at that time. Adjustments related to the realizability of deferred tax assets contributed from Southwest Gas Holdings upon deconsolidation also impacted additional paid-in capital.

In the fourth quarter of 2025, after we had completed income tax deconsolidation and were no longer a subsidiary of Southwest Gas Holdings, a change in Southwest Gas Holdings' estimate of 2025 taxable income resulted in a $23.7 million increase in deferred tax assets allocable to us, recognized as an income tax benefit in the consolidated statement of operations. The allocation of deferred tax assets may continue to change until Southwest Gas Holdings' 2025 tax returns are filed, with future changes impacting the statement of operations.

Our annual tax expense is based on our income, statutory tax rates and tax incentives available to us in the various jurisdictions in which we operate. Changes in existing tax laws or rates could significantly impact the estimate of our tax liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates, and we use our historical experience as well as our short-and long-range business forecasts to provide insight.

Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the relevant taxing authorities based on the technical merits of the position. Our policy is to adjust these reserves when facts and circumstances change, such as the settlement or effective settlement of positions with the relevant taxing authorities. We have provided for the amounts we believe will ultimately result from these changes; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Management intends to continue to permanently reinvest any future foreign earnings in Canada. Distributions of cash to the U.S. as dividends generally will not be subject to U.S. federal income tax. The Company has not provided foreign withholding or state income taxes on the undistributed earnings of its foreign subsidiaries, over which the Company will have sufficient influence to control the distribution of such earnings and has determined that substantially all such earnings have been reinvested indefinitely. These earnings could become subject to foreign withholding tax if they are remitted as dividends.

See "Note 14 — Income Taxes" to the consolidated financial statements for further information on income taxes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various forms of market risk, including interest rate risk and foreign currency exchange rate risk. Historically, we have not been parties to any derivative instruments and did not have any derivative financial instruments during fiscal years 2025, 2024 or 2023.

For a discussion of our concentration of credit risk, refer to "Note 18 — Commitments and Contingencies" to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk with respect to our fixed-rate and variable-rate debt. Fluctuations in interest rates impact the fair value of our fixed-rate debt and expose us to the risk that we may need to refinance debt at higher rates at each instrument's respective maturity date. Fluctuations in interest rates impact interest expense on our variable-rate debt. As of December 28, 2025, we had $707.2 million in variable-rate debt under our term facility. We estimate a 1% change in interest rates would impact annual interest expense by approximately $7.1 million, assuming the outstanding balance of such debt remains constant over the next twelve months.

Foreign Currency Risk

We have foreign operations in Canada. Revenue generated from Canadian operations represented 8% of our total revenue during fiscal 2025, 2024 and 2023. Revenue and expense related to our foreign operations are, for the most part, denominated in the functional currency of the foreign operation, which minimizes the impact that fluctuations in exchange rates would have on our results of operations.

Our exposure to fluctuations in foreign currency exchange rates could increase in the future if we continue to expand our operations outside of the U.S. and Canada. We seek to manage foreign currency exposure by minimizing our consolidated net asset and liability positions in currencies other than the functional currency, and in the future, we may enter into foreign currency derivative contracts to manage such exposure. Historically, we have not had significant exposure to foreign currency risk.

Item 8. Financial Statements and Supplementary Data

The following financial statements and reports are included in Item 8.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Centuri Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Centuri Holdings, Inc. and its subsidiaries (the "Company") as of December 28, 2025 and December 29, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 28, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 28, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2025 and December 29, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Connect Atlantic Utility Services Corporation ("Connect") from its assessment of internal control over financial reporting as of December 28, 2025, because it was acquired by the Company during fiscal year 2025. We have also excluded Connect from our audit of internal control over financial reporting. Connect is a consolidated subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent approximately 1.8% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 28, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Fixed-Price Contracts

As described in Notes 2 and 3 to the consolidated financial statements, the Company derives revenue primarily through its diverse array of service solutions to North America's gas and electric utility providers under contracts with customers that are characterized as fixed-price, unit-price or time-and materials contracts. The majority of the Company's work is performed under unit-price contracts, which generally state prices per unit of installation. For unit-price contracts, an output method is used to measure progress towards satisfaction of a performance obligation. Typical installations are accomplished in a few weeks or less, with revenue recorded as units are completed and services are performed. Some unit-price contracts contain caps that, if encroached, trigger revenue and loss recognition similar to a fixed-price contract model. Revenue from unit-price contracts for the year ended December 28, 2025 was $1,661 million. The Company recognizes revenue on its fixed price contracts as performance obligations are satisfied and control of the promised good and/or service is transferred to the customer by measuring the progress toward complete satisfaction of the performance obligation using the cost-to-cost input method. Revenue from fixed-price contracts for the year ended December 28, 2025 was $629 million.

The principal consideration for our determination that performing procedures relating to revenue recognition for fixed-price contracts is a critical audit matter is the significant audit effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, for a sample of fixed-price contracts (i) testing the transaction price, which included reading contracts and other documents, (ii) testing the completeness and accuracy of the costs incurred to date, (iii) testing certain estimated costs used by management to determine revenue recognition and (iv) recalculating the amount of revenue recognized.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
February 26, 2026

We have served as the Company's auditor since 2002.

Centuri Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share information)

		December 28, 2025	December 29, 2024
ASSETS			
Current assets:			
Cash and cash equivalents	$	126,630	$ 49,019
Accounts receivable, net		302,813	271,793
Accounts receivable, related party - former parent, net		11,852	9,648
Contract assets		394,469	235,546
Contract assets, related party - former parent		657	2,623
Prepaid expenses and other current assets		44,954	32,755
Total current assets		881,375	601,384
Property and equipment, net		466,842	511,314
Intangible assets, net		343,243	340,901
Goodwill, net		395,671	368,302
Right-of-use assets under finance leases		24,446	33,790
Right-of-use assets under operating leases		176,449	104,139
Other assets		119,680	114,560
Total assets	$	2,407,706	$ 2,074,390
LIABILITIES, TEMPORARY EQUITY AND EQUITY			
Current liabilities:			
Current portion of long-term debt	$	29,543	$ 30,018
Current portion of finance lease liabilities		7,459	9,331
Current portion of operating lease liabilities		30,345	18,695
Accounts payable		193,572	125,726
Accrued expenses and other current liabilities		184,964	173,584
Contract liabilities		50,510	24,975
Total current liabilities		496,393	382,329
Long-term debt, net of current portion		616,871	730,330
Line of credit		91,201	113,533
Finance lease liabilities, net of current portion		9,150	15,009
Operating lease liabilities, net of current portion		153,540	91,739
Deferred income taxes		78,365	115,114
Other long-term liabilities		83,793	66,115
Total liabilities		1,529,313	1,514,169
Commitments and contingencies (Note 18)			
Temporary equity:			
Redeemable noncontrolling interests		5,424	4,669
Equity:			
Common stock, $0.01 par value, 850,000,000 shares authorized, 100,724,862 and 88,517,521 shares issued and outstanding at December 28, 2025 and December 29, 2024, respectively.		1,007	885
Additional paid-in capital		1,007,746	718,598
Accumulated other comprehensive loss		(7,373)	(13,209)
Accumulated deficit		(128,411)	(150,722)
Total equity		872,969	555,552
Total liabilities, temporary equity and equity	$	2,407,706	$ 2,074,390

The accompanying notes are an integral part of these consolidated financial statements.

Centuri Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share information)

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Revenue	$ 2,885,193	$ 2,530,394	$ 2,782,845
Revenue, related party - former parent	97,588	106,835	116,431
Total revenue, net	2,982,781	2,637,229	2,899,276
Cost of revenue (including depreciation)	2,645,244	2,319,744	2,520,420
Cost of revenue, related party - former parent (including depreciation)	90,971	96,813	105,414
Total cost of revenue	2,736,215	2,416,557	2,625,834
Gross profit	246,566	220,672	273,442
Selling, general and administrative expenses	126,464	107,247	110,344
Amortization of intangible assets	27,281	26,642	26,670
Goodwill impairment	—	—	213,992
Operating income (loss)	92,821	86,783	(77,564)
Interest expense, net	78,428	90,515	97,476
Other income, net	(194)	(376)	(64)
Income (loss) before income taxes	14,587	(3,356)	(174,976)
Income tax (benefit) expense	(8,063)	3,466	9,530
Net income (loss)	22,650	(6,822)	(184,506)
Net income (loss) attributable to noncontrolling interests	255	(98)	1,670
Net income (loss) attributable to common stock	$ 22,395	$ (6,724)	$ (186,176)
Earnings (loss) per share attributable to common stock:			
Basic	$ 0.25	$ (0.08)	$ (2.60)
Diluted	$ 0.25	$ (0.08)	$ (2.60)
Shares used in computing earnings per share:			
Weighted average basic shares outstanding	90,000	83,286	71,666
Weighted average diluted shares outstanding	90,295	83,286	71,666

The accompanying notes are an integral part of these consolidated financial statements.

Centuri Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Net income (loss)	$ 22,650	$ (6,822)	$ (184,506)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	5,836	(9,184)	2,469
Other comprehensive income (loss), net of tax	5,836	(9,184)	2,469
Comprehensive income (loss)	28,486	(16,006)	(182,037)
Comprehensive income (loss) attributable to noncontrolling interests	255	(98)	1,670
Total comprehensive income (loss) attributable to common stock	$ 28,231	$ (15,908)	$ (183,707)

The accompanying notes are an integral part of these consolidated financial statements.

Centuri Holdings, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Cash flows from operating activities:			
Net income (loss)	$ 22,650	$ (6,822)	$ (184,506)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	111,512	108,703	118,776
Amortization of intangible assets	27,281	26,642	26,670
Amortization of debt issuance costs	3,585	5,306	4,482
Non-cash loss on debt extinguishment	2,742	1,726	—
Goodwill impairment	—	—	213,992
Non-cash stock-based compensation expense	8,079	2,231	1,851
Gain on sale of equipment	(7,403)	(3,634)	(4,547)
Amortization of right-of-use assets	22,419	20,682	17,373
Deferred income taxes	(14,111)	(5,099)	(7,827)
Other non-cash items	—	841	—
Changes in assets and liabilities, net of non-cash transactions			
Accounts receivable, net and contract assets	(174,068)	57,051	12,490
Accounts receivable and contract assets, related party	(238)	3,195	3,314
Prepaid expenses and other assets	(7,495)	(5,664)	(2,446)
Accounts payable	60,874	7,569	(26,755)
Income tax assets and liabilities	2,901	(620)	3,084
Payments made on operating lease liabilities	(27,847)	(26,451)	(21,908)
Contract liabilities	20,150	(18,619)	7,874
Accrued expenses and other liabilities	27,090	(8,807)	5,548
Net cash provided by operating activities	78,121	158,230	167,465
Cash flows from investing activities:			
Capital expenditures	(86,325)	(99,333)	(106,650)
Proceeds from sale of property and equipment	43,953	9,958	11,800
Acquisition of business, net of cash acquired	(45,832)	—	—
Net cash used in investing activities	(88,204)	(89,375)	(94,850)
Cash flows from financing activities:			
Proceeds from public offerings and private placements, net of offering costs paid	250,923	327,667	—
Proceeds from line of credit borrowings	220,244	353,769	197,101
Payment of line of credit borrowings	(246,659)	(310,740)	(203,771)
Proceeds from long-term debt borrowings, net	242,936	—	—
Principal payments on long-term debt	(364,680)	(318,668)	(44,557)
Principal payments on finance lease liabilities	(9,418)	(11,293)	(12,113)
Redemption of redeemable noncontrolling interest	—	(92,916)	(39,894)
Payment of debt issuance costs	(3,214)	—	—
Other	(1,374)	(438)	(213)
Net cash provided by (used in) financing activities	88,758	(52,619)	(103,447)
Effects of foreign exchange translation	365	(624)	273
Net increase (decrease) in cash and cash equivalents	79,040	15,612	(30,559)
Cash, cash equivalents, and restricted cash, beginning of period	49,019	33,407	63,966
Cash, cash equivalents, and restricted cash, end of period	$ 128,059	$ 49,019	$ 33,407

The accompanying notes are an integral part of these consolidated financial statements.

Centuri Holdings, Inc.
Consolidated Statements of Changes in Equity
(In thousands, except share information)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Equity	Temporary Equity: Redeemable Noncontrolling Interests
	Shares	Amount					
Balances at January 1, 2023	1,000	$ —	$ 370,134	$ (6,494)	$ 23,113	$ 386,753	$ 156,902
Net (loss) income	—	—	—	—	(186,176)	(186,176)	1,670
Stock-based compensation activity	—	—	2,050	—	(411)	1,639	—
Foreign currency translation adjustment	—	—	—	2,469	—	2,469	—
Separate return method tax adjustment	—	—	1,890	—	—	1,890	—
Purchase of non-controlling interest	—	—	50	—	—	50	(39,944)
Noncontrolling interest revaluation	—	—	—	—	19,366	19,366	(19,366)
Balances at December 31, 2023	1,000	$ —	$ 374,124	$ (4,025)	$ (144,108)	$ 225,991	$ 99,262
Net loss	—	—	—	—	(6,724)	(6,724)	(98)
Stock-based compensation activity	—	—	1,684	—	110	1,794	—
Foreign currency translation adjustment	—	—	—	(9,184)	—	(9,184)	—
Issuance of shares as part of reorganization	71,664,592	717	(717)	—	—	—	—
Issuance of shares in initial public offering and private placement, net of offering costs	16,851,929	168	327,499	—	—	327,667	—
Purchase of non-controlling interest	—	—	4,187	—	—	4,187	(97,102)
Separate return method tax adjustment	—	—	14,428	—	—	14,428	—
Noncontrolling interest revaluation	—	—	(2,607)	—	—	(2,607)	2,607
Balances at December 29, 2024	88,517,521	$ 885	$ 718,598	$ (13,209)	$ (150,722)	$ 555,552	$ 4,669

68

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity	Temporary Equity: Redeemable Noncontrolling Interests
	Shares	Amount					
Balances at December 29, 2024	88,517,521	$ 885	$ 718,598	$ (13,209)	$ (150,722)	$ 555,552	$ 4,669
Net income	—	—	—	—	22,395	22,395	255
Stock-based compensation activity	160,830	2	6,788	—	(84)	6,706	—
Equity contribution - tax attributes	—	—	55,407	—	—	55,407	—
Foreign currency translation adjustment	—	—	—	5,836	—	5,836	—
Issuance of shares in public offering and private placement, net of offering costs	12,046,511	120	250,802	—	—	250,922	—
Separate return method tax adjustment	—	—	(23,349)	—	—	(23,349)	—
Noncontrolling interest revaluation	—	—	(500)	—	—	(500)	500
Balances at December 28, 2025	100,724,862	$ 1,007	$ 1,007,746	$ (7,373)	$ (128,411)	$ 872,969	$ 5,424

The accompanying notes are an integral part of these consolidated financial statements.

69

Centuri Holdings, Inc.
Notes to Consolidated Financial Statements

1.   Description of Business

Organization Structure

Centuri Holdings, Inc. ("Holdings" and, collectively with the Operating Company (as defined below) and its consolidated subsidiaries, the "Company" or "Centuri") was formed as a Delaware corporation in June 2023. Holdings was formed for the purpose of completing an initial public offering and facilitating the separation of Centuri Group, Inc. (the "Operating Company") from Southwest Gas Holdings, Inc. ("Southwest Gas Holdings") in order to carry on the business of the Operating Company. On April 13, 2024, Holdings issued 71,664,592 shares of common stock to Southwest Gas Holdings as consideration for the transfer of assets and assumption of liabilities of the Operating Company ("the Separation"). Following the completion of the Separation, the Operating Company became a wholly owned subsidiary of Holdings, and all of Holdings' operations are conducted through the Operating Company. The Operating Company is considered to be Holdings' predecessor for accounting purposes.

Description of Operations

The Company is a North American utility and energy infrastructure services company, and it partners with regulated utilities to maintain, upgrade, and expand the energy network that powers millions of homes and businesses. The Company's service offerings primarily consist of the modernization of utility infrastructure through the replacement, maintenance, retrofitting and installation of electric and natural gas distribution and utility-scale transmission networks and building capacity to meet current and future demands. The Company operates through a family of complementary companies working together across different geographies to establish solid customer relationships and a strong reputation for a wide range of capabilities.

Separation from Southwest Gas Holdings

On April 17, 2024, the registration statement related to the initial public offering of Holdings' common stock was declared effective, and Holdings' common stock began trading on the New York Stock Exchange ("NYSE") under the ticker "CTRI" (the "Centuri IPO") on April 18, 2024. On April 22, 2024, the Centuri IPO and a concurrent private placement were completed with total final net proceeds to the Company of $327.7 million. As of the closing of the Centuri IPO, Southwest Gas Holdings owned 71,665,592 shares of Holdings' common stock ("CTRI shares"), or approximately 81% of the total outstanding CTRI shares.

Subsequent to the Centuri IPO, Southwest Gas Holdings divested all of its remaining ownership interest in the Company through the course of several transactions described in more detail below. The Company did not receive any proceeds from any of these transactions.

- On May 22, 2025 and June 18, 2025, Southwest Gas Holdings completed secondary public offerings, selling a total of 21,562,500 CTRI shares, with additional private placements closing on May 22, 2025 and July 8, 2025, in which Southwest Gas Holdings sold a total of 3,917,382 CTRI shares to Icahn Partners LP and Icahn Partners Master Fund LP, investment entities associated with Carl C. Icahn ("Icahn Partners"). After these transactions, Southwest Gas Holdings owned 46,185,710 CTRI shares, or approximately 52% of total outstanding CTRI shares.

- On August 11, 2025, Southwest Gas Holdings completed another secondary public offering of 17,250,000 CTRI shares and concurrent private placement to Icahn Partners of 1,573,500 CTRI shares (together, the "August sell-down"). After completion of the August sell-down, Southwest Gas Holdings owned 27,362,210 CTRI shares, or approximately 31% of total outstanding CTRI shares, resulting in (i) the loss of its controlling interest in the Company and (ii) the Company ceasing to be a "controlled company" under the NYSE rules.

- On September 5, 2025, Southwest Gas Holdings completed a final secondary public offering (the "Final Disposition") of its remaining 27,362,210 CTRI shares. As a result, Southwest Gas Holdings no longer holds any ownership interest in the Company and relinquished governance rights originally afforded to it under the Separation Agreement, including the right to nominate any members of the Company's Board of Directors (the "Board") and to approve certain of the Company's corporate actions. For additional information about the

Separation Agreement and other agreements signed as part of the Separation and Centuri IPO, refer to "Note 17 — Related Parties."

Sale of Common Stock

On November 14, 2025, the Company completed an underwritten public offering of 7,441,860 CTRI shares and concurrent private placement to Icahn Partners of 3,488,372 CTRI shares. The underwriters in the public offering subsequently exercised their option to purchase an additional 1,116,279 CTRI shares in December 2025 (the public offering, including the exercise of the underwriters' option to purchase additional shares, and private placement are hereafter referred to together as the "November Offering"). The Company received total net proceeds of $250.9 million from the November Offering. As a result of the November Offering, Icahn Partners' ownership increased to approximately 14.2% of total outstanding CTRI shares.

The Company primarily used the net proceeds from the November Offering to repay borrowings outstanding under its credit agreement and to fund the acquisition of Connect, which closed on November 18, 2025. Refer to "Note 8 — Acquisitions" for additional details about the Connect acquisition, and "Note 12 — Long-Term Debt" for additional details about the Company's remaining debt obligations under its credit agreement.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Prior to August 11, 2025, the Company was also an operating segment of Southwest Gas Holdings. The Company's consolidated financial statements have been prepared on a standalone basis.

The consolidated statements of operations include all revenues and costs directly attributable to Centuri's operations. The consolidated statements of operations also include an allocation of expenses related to certain Southwest Gas Holdings corporate functions, including corporate governance, internal audit, tax compliance and other general and administrative cost. The Company's use of shared service support from Southwest Gas Holdings and the associated expense allocation decreased following the Centuri IPO in April 2024, and materially ceased following the Final Disposition in September 2025. For more information regarding related party transactions with Southwest Gas Holdings, including the amount of expenses historically allocated, see "Note 17 — Related Parties*".*

The Company believes the allocation methodology is reasonable for all periods presented. However, the allocations may not reflect the expenses the Company would have incurred as a standalone public entity for the periods presented. A number of factors, including the chosen organizational structure, division between outsourced and in-house functions and strategic decisions, would impact the actual costs incurred by the Company. The Company has determined that it is not practicable to determine these standalone costs for the periods presented. As a result, the consolidated financial statements are not indicative of the Company's financial condition, results of operations or cash flows had it operated as a standalone public entity during the periods presented, and results in the consolidated financial statements are not indicative of the Company's future financial condition, results of operations or cash flows.

Income tax amounts in the consolidated financial statements for fiscal years 2024 and 2023 were calculated using the separate return method and presented as if the Company's operations were separate taxpayers in their respective jurisdictions, which may or may not have reflected the actual tax filing positions of the Company. Income tax amounts in the consolidated financial statements for fiscal year 2025 include the allocation of certain tax assets as part of income tax deconsolidation from Southwest Gas Holdings, as discussed further in "Income Taxes" below.

The Company uses a 52/53-week fiscal year that ends on the Sunday closest to the end of the calendar year. Unless otherwise stated, references to years in the Company's consolidated financial statements relate to fiscal years rather than calendar years. Unless the context otherwise requires, references to 2025, 2024, and 2023 refer to the fiscal years ended December 28, 2025, December 29, 2024 and December 31, 2023, respectively. Fiscal years 2025, 2024, and 2023 each had 52 weeks.

Principles of Consolidation and Noncontrolling Interests

The accompanying consolidated financial statements reflect the accounts of the Company, all majority-owned subsidiaries and variable interest entities in which the Company or a subsidiary is the primary beneficiary. All intercompany transactions and balances have been eliminated.

The Company is required to perform an analysis each reporting period to determine if it is the primary beneficiary of any company that meets the definition of a variable interest entity ("VIE"). The determination of the primary beneficiary is focused on identifying which enterprise has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or receive benefits from the VIE. See "Note 7 — Equity Method Investments" for more information.

The Company also reports a separate component within temporary equity in the consolidated financial statements for the redeemable common stock associated with the minority position related to Riggs Distler & Company, Inc. ("Riggs Distler"), which also represents a noncontrolling interest ("NCI"). The balance of redeemable common stock is reported as the greater of the carrying amount or fair market value.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustments in the applicable period. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and various other assumptions that are believed to be reasonable under the circumstance. As a result, actual results could differ from those estimates. Significant estimates in the consolidated financial statements include: useful lives of property and equipment and identifiable intangible assets; the fair value assumptions in analyzing property and equipment, identifiable intangible assets, goodwill, and redeemable noncontrolling interests; allowances for doubtful accounts; revenue recognized under fixed-price contracts; accrued compensation; provision for income taxes; uncertain tax positions; and estimates and assumptions used in the accounting for business combinations.

Revenue Recognition

The Company derives revenue primarily through its diverse array of service solutions to North America's gas and electric utility providers. Electric power infrastructure services also include storm restoration services, including the repair of infrastructure damaged by inclement weather, and the energized installation, maintenance and upgrade of electric power infrastructure. In addition, the Company performs certain industrial and other construction services for various customers and industries.

The Company generally has two types of agreements with its customers: master services agreements ("MSAs") and bid contracts.

An MSA identifies most of the terms describing each party's rights and obligations that will govern future work authorizations. An MSA is often effective for multiple years. A work authorization is issued by the customer to describe the location, timing, unit of work and any additional information necessary to complete the work for the customer. The combination of the MSA and the work authorization determines when a contract exists and revenue recognition may begin. Each work authorization is generally a single performance obligation as the Company is performing a significant integration service. The Company utilizes the portfolio method practical expedient at the customer level as the terms and conditions of MSAs are similar in nature for each customer, but the actual services provided can vary significantly between customers.

A bid contract is typically a one-time agreement for a specific project that has all necessary terms defining each party's respective rights and obligations. Each bid contract is evaluated for revenue recognition individually. Control of assets created under bid contracts generally passes to the customer over time. Bid contracts often have a single performance obligation as the Company is performing a significant integration service.

For revenue recognition purposes, the Company's MSAs and bid contracts are characterized as either unit-price, time-and-materials ("T&M") or fixed-price.

The majority of the Company's work is performed under unit-price contracts, which generally state prices per unit of installation, or T&M contracts, which are billed as labor hours are incurred, materials are utilized and services are performed. For unit-price and T&M contracts, an output method is used to measure progress towards satisfaction of a performance obligation. Typical installations are accomplished in a few weeks or less, with revenue recorded as units are completed and services are performed. Some unit-price contracts contain caps that, if encroached, trigger revenue and loss recognition similar to a fixed-price contract model.

Performance obligations related to fixed-price contracts are satisfied over time because the Company's performance typically creates or enhances an asset that the customer controls. The Company recognizes revenue on its fixed-price contracts as performance obligations are satisfied and control of the promised good and/or service is transferred to the customer by measuring the progress toward complete satisfaction of the performance obligation(s) using an input method. The input method results in the recognition of revenue based on the Company's effort to satisfy the performance obligation relative to the total expected effort to satisfy the performance obligation. The Company uses the cost-to-cost input method to measure progress towards the satisfaction of the performance obligation in fixed-price contracts. Under the cost-to-cost input method, costs incurred to-date are generally the best depiction of transfer of control; therefore, the amount of revenue recognized on fixed-price contracts is based on costs expended to date relative to the anticipated final contract costs.

All contract costs, including those associated with affirmative claims, change orders and back charges, are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract costs consist of direct costs on contracts, including labor and materials, amounts payable to subcontractors, direct overhead costs and equipment expense (primarily depreciation, fuel, maintenance and repairs). Most of the Company's customers supply many of their own materials in order for the Company to complete its work under the contracts.

Actual revenue and project costs can vary, sometimes substantially, from previous estimates due to changes in a variety of factors, including unforeseen circumstances not originally contemplated. These factors, along with other risks inherent in performing fixed-price contracts, may cause actual revenue and gross profit for a project to differ from previous estimates and could result in reduced profitability or losses on projects. Changes in these factors may result in revisions to costs and earnings. Revisions in estimates of costs and earnings during the course of work are reflected in the accounting period in which the facts requiring revision become known. At the time a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements. Once identified, these types of conditions continue to be evaluated for each project throughout the project term, and ongoing revisions in management's estimates of contract value, contract cost and contract profit are recognized as necessary in the period determined.

Subsequent to the inception of a fixed-price contract, the transaction price could change for various reasons, including the executed or estimated amount of change orders and unresolved contract modifications and claims to or from customers. Changes that are accounted for as an adjustment to existing performance obligations are allocated on the same basis as established at contract inception. Otherwise, changes are accounted for as a separate performance obligation(s) and the separate transaction price is allocated as discussed above.

Contracts can have consideration that is variable. For MSAs, variable consideration is evaluated at the customer level as the terms creating variability in pricing are included within the MSA and are not specific to a work authorization. For multi-year MSAs, variable consideration items are typically determined for each year of the contract and not for the full contract term. For bid contracts, variable consideration is evaluated at the individual contract level. The expected value method or most likely amount method is used based on the nature of the variable consideration. Types of variable consideration include liquidated damages, delay penalties, performance incentives, safety bonuses, payment discounts and volume rebates. The Company will estimate variable consideration and adjust financial information as necessary.

Change orders may involve a modification in scope, price, or both to the current contract, and are typically agreed to in writing by both parties. Once approved, the change order is either treated as a separate contract or as part of the existing contract as appropriate under the circumstances. When the scope is agreed upon in the change order but not the price, the Company estimates the change to the transaction price.

On occasion, the Company recognizes revenue related to contract claims and unapproved change orders. Contract claims and unapproved change orders occur when there is a dispute between the Company and a customer regarding a change in the scope of work and associated price for work already performed, and/or when the Company otherwise performs work above the scope of the initial contract without a formally executed change order. The Company records estimated claims and unapproved change orders as variable consideration based on the most likely amount it expects to receive, and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

The Company is required to collect taxes imposed by various governmental agencies on the work performed for its customers. These taxes are not included in revenue. Management uses the net classification method to report taxes collected from customers to be remitted to governmental authorities.

See "Note 3 — Revenue and Related Balance Sheet Accounts" for additional information.

Fair Value Measurements

The Company categorizes assets and liabilities, measured at fair value, into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices for identical instruments in active markets. Level 2 inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable. Level 3 inputs are model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable. Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, contract assets, book overdrafts, accounts payable, contract liabilities and accrued liabilities approximate fair value because of the short-term nature of these financial instruments.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents primarily consist of interest-bearing demand deposits. The Company considers highly liquid investments with original maturities of less than three months, including the Company's investments in money market funds, to be cash equivalents.

Restricted cash consists of cash owned by the Company that is subject to legal restrictions on its use. Restricted cash is classified as either prepaid expenses and other current assets or other assets on the consolidated balance sheets depending on whether the Company expects to use the cash within the next fiscal year.

Accounts Receivable and Allowance for Doubtful Accounts

Amounts due from customers are recorded at face amounts less an allowance for doubtful accounts. The allowance is an estimate based on historical collection experience, current and estimated future economic and market conditions, and a review of the current status of each customer's trade accounts receivable balance. Account balances are charged against the allowance when management determines it is probable that the receivable will not be recovered.

Accounts receivable, net, includes only amounts that are unconditional in nature, which means only the passage of time remains and the Company has invoiced the customer.

The Company is currently party to an accounts receivable securitization facility whereby it sells accounts receivable to a third-party financial institution. In accordance with ASC 860, "Transfers and Servicing," the Company derecognizes accounts receivables sold through this facility due to its limited continuing involvement with the accounts receivable after sale. Refer to "Note 6 — Accounts Receivable Securitization Facility" for further details regarding this facility.

Long-Lived Assets

Property and equipment are recorded at cost and include all costs necessary to bring the asset to its intended use. Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals or improvements that extend the useful life of existing equipment are capitalized and depreciated over the remaining useful life of the asset.

Property and equipment include the costs of on-premise software purchased or developed for internal use. Software costs are capitalized when the preliminary project stage is complete and the Company authorizes and commits to funding the project. Software costs cease to be capitalized once all substantial testing is completed. Upgrades and enhancements of internal use software are only capitalized to the extent they will result in additional functionality.

Depreciation is computed using the straight-line method based on the estimated useful lives and salvage values of the related assets. Depreciation expense is recognized as a component of cost of sales or selling and general and administrative expenses within the consolidated statements of operations depending on the nature of the asset being depreciated. See "Note 4 — Segment Information" for more information.

When the Company disposes of property and equipment it recognizes a gain or loss in the statements of operations, which is the result of any proceeds less the net book value of the asset being disposed. The gain or loss on disposition of assets is recognized as a component of cost of revenue or selling, general and administrative expenses within the consolidated statements of operations depending on the nature of the asset being disposed.

The Company enters into certain cloud-based software hosting arrangements that are accounted for as service contracts (cloud computing arrangements or "CCAs"). The Company may incur and capitalize certain implementation costs to integrate, configure, and customize software as part of these CCAs, which is consistent with the Company's capitalization of costs incurred during the application development stage for on-premise software. CCA implementation costs are capitalized within other assets within the consolidated balance sheets and expensed on a straight-line basis over the fixed, noncancellable term of the associated hosting arrangements plus any reasonably certain renewal periods. As of December 28, 2025 and December 29, 2024, CCA assets had a gross balance of $31.2 million and $29.6 million, accumulated amortization of $6.4 million and $2.7 million, and net value of $24.8 million and $26.9 million, respectively. Amortization of CCA assets was $3.7 million and $2.6 million for the fiscal year ended December 28, 2025 and December 29, 2024, respectively, and was included within selling, general and administrative expenses on the Company's consolidated statement of operations. CCA amortization is classified as a cash operating expense (i.e., not included in amortization or depreciation in the Company's consolidated financial statements), and CCA implementation expenditures are included within cash flows from operating activities.

The Company's definite-lived intangible assets consist of customer relationships, trade names and trademarks, and customer contracts backlog. Definite-lived intangible assets are amortized over a period of approximately one year to 21 years based upon the estimated consumption of their economic benefits, or on a straight-line basis if the pattern of economic benefit cannot otherwise be reliably estimated.

Long-Lived Asset Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment is necessary. Any impairment loss recognized is equal to the amount by which the carrying amount of the asset exceeds its fair value. For fiscal years 2025, 2024, and 2023, the Company did not recognize any significant impairment related to its long-lived assets.

Goodwill

Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets of acquired businesses and is stated at cost. The Company has recorded goodwill in connection with certain of its business acquisitions. Goodwill is required to be measured for impairment at the reporting unit level, which represents the operating entity level or one level below the operating entity level for which discrete financial information is available.

Goodwill is tested for impairment annually on the first day of the fourth fiscal quarter, or more frequently if events or circumstances arise which indicate that the fair value of a reporting unit with goodwill is below its carrying amount. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each reporting unit include, among other things, deterioration in macroeconomic conditions; declining financial performance; deterioration in the operational environment; a significant change in market, management, business strategy or business climate; a loss of a significant customer; increased competition; or a decrease in the estimated fair value of a reporting unit.

If the Company believes that, as a result of its qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recorded in the consolidated statements of operations. No goodwill impairment was recorded in fiscal years 2025 and 2024. For fiscal year 2023, the Company recognized goodwill impairment of $214.0 million for the Riggs Distler reporting unit (which is now included within the Union Electric reporting unit).

See "Note 9 — Goodwill and Intangible Assets" for more information.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires that the purchase price, including the fair value of contingent consideration, of the acquired entity to be allocated to the assets acquired and liabilities assumed based generally on the estimated fair values at the date of acquisition. Any excess of the purchase price over the estimated fair value of the identifiable net assets acquired is recorded as goodwill. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

The determination of the fair value of assets acquired and liabilities assumed requires the Company to make subjective judgments as to projections of future operating performance, discount rates, and long-term growth rates, among other factors, which are typically level 3 inputs. The effect of these judgments then impacts the amount of the goodwill that is recorded and the amount of depreciation and amortization expense to be recognized in future periods related to tangible and intangible assets acquired.

GAAP provides a "measurement period" of up to one year in which to finalize estimates associated with the acquisition of a business. Most estimates are preliminary until the end of the measurement period. During the measurement period, adjustments to initial valuations and estimates that reflect newly discovered information that existed at the acquisition date are recorded as adjustments to the goodwill balance. After the measurement date, any adjustments would be recorded as a current period gain or loss.

Investments in Unconsolidated Affiliates

The Company's investments in unconsolidated affiliates are investments in entities in which the Company does not have a controlling financial interest, but over which it has significant influence. Investments in unconsolidated affiliates are included in other assets on the consolidated balance sheets. The Company's share of allocated profit or loss from unconsolidated affiliates is included in other (income) expense, net on the consolidated statements of operations.

The Company's investment in its unconsolidated affiliate is assessed for other-than-temporary impairment when events or circumstances arise that indicate it is more likely than not that the fair value of the investment is below its carrying value. There were no events or circumstances during 2025, 2024 or 2023 that would indicate an other-than-temporary decline in the value of the Company's investment in its unconsolidated affiliate existed.

Insurance

The Company utilizes a captive insurance company to insure against the risks associated with workers' compensation, auto liability and general liability claims. The Company pays administrative fees to certain third-party administrators and consultants and pays claims incurred on a quarterly basis. In connection with these liability insurance policies, the Company is responsible for an initial deductible or self-insured retention amount per occurrence, after which the insurance carriers would be responsible for amounts up to the policy limits. For the policy year spanning May 2025 to April 2026, the Company is responsible for the first $750,000 (deductible) per occurrence under the liability insurance policies. The Company accrues for claims based on projected future losses and associated rates, as calculated by a third-party actuary company.

Leases

The Company determines if an arrangement is a lease at inception. If an arrangement is considered a lease, the Company determines at the commencement date whether the lease is an operating or finance lease. Finance leases are leases that meet any of the following criteria: the lease transfers ownership of the underlying asset at the end of the lease term; the lessee is reasonably certain to exercise an option to purchase the underlying asset; the lease term is for the major part of the remaining economic life of the underlying asset (except when the commencement date falls at or near the end of such economic life); the present value of the sum of the lease payments and any additional residual value guarantee by the lessee equals or exceeds substantially all of the fair value of the underlying asset; or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease that does not meet any of these criteria is considered an operating lease. After the commencement date, lease cost for an operating lease is recognized over the remaining lease term on a straight-line basis, while lease cost for a finance lease is based on the depreciation of the lease asset and interest on the lease liability.

A right-of-use ("ROU") asset represents the Company's right to use an underlying asset for the lease term, and a ROU lease liability represents the Company's obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating and finance lease ROU assets also include any lease payments made and excludes lease incentives. The Company's operating lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has elected to account for lease and non-lease components as a single lease component. Leases with an initial term of twelve months or less are classified as short-term leases and are not recognized on the consolidated balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised, or unless it is reasonably certain that the equipment will be leased for greater than twelve months. For sale lease-back transactions, the Company assesses whether control of the underlying asset has transferred to determine whether the transaction qualifies as a sale.

Income Taxes

The Company historically was included on the U.S. federal and certain state income tax returns of Southwest Gas Holdings and calculated income tax amounts using the separate return method as if the Company was a separate taxpayer to allow users to understand the financial position of the Company as a standalone taxable entity. This resulted in the Company recording net deferred tax assets primarily related to net operating losses and interest limitations under Section 163(j) of the Internal Revenue Code of 1986, as amended, which differed from tax attributes actually generated and used by Southwest Gas Holdings as the consolidated and ultimate taxable entity. As discussed in "Note 1 — Description of Business," Southwest Gas Holdings no longer holds an equity interest in the Company, and accordingly the Company will no longer be included in Southwest Gas Holdings' U.S. federal and state income tax returns. As a result, certain deferred tax assets previously recorded under the separate return method were removed from the consolidated balance sheet through an adjustment to additional paid-in capital.

In addition, in accordance with the Company's Tax Assets Agreement (as defined and discussed in "Note 17 — Related Parties") with Southwest Gas Holdings, the Company was allocated $55.4 million in estimated deferred tax assets (primarily net operating losses) during the fiscal second and third quarters of 2025 as part of income tax deconsolidation. The allocation of these assets was treated as a capital contribution from Southwest Gas Holdings in additional paid-in capital as the Company was still a subsidiary of Southwest Gas Holdings at that time. Adjustments related to the realizability of deferred tax assets contributed from Southwest Gas Holdings upon deconsolidation also impacted additional paid-in capital.

In the fourth quarter of 2025, after the Company had completed income tax deconsolidation and was no longer a subsidiary of Southwest Gas Holdings, a change in Southwest Gas Holdings' estimate of 2025 taxable income resulted in a $23.7 million increase in deferred tax assets allocable to the Company, recognized as an income tax benefit in the consolidated statement of operations. The allocation of deferred tax assets may continue to change until Southwest Gas Holdings' 2025 tax returns are filed, with future changes impacting the statement of operations.

The Company has elected to treat its Global Intangible Low-Taxed Income ("GILTI") as a current period cost when incurred and has considered the estimated GILTI impact in its tax expense. Realization of deferred tax assets is dependent on the Company's ability to generate sufficient taxable income of an appropriate character in future periods. A valuation allowance is established if it is determined to be more likely than not a deferred tax asset will not be realized. As of December 28, 2025 and December 29, 2024, the Company had not repatriated undistributed earnings from its Canadian subsidiaries. The Company asserts that all future earnings will be permanently reinvested in the Canadian operations. Accordingly, as of December 28, 2025, no U.S. deferred income taxes have been recorded related to cumulative foreign earnings.

In assessing whether uncertain tax positions should be recognized in its financial statements, management determines whether it is more-likely-than-not that a tax position will be sustained upon examination. Interest and penalties related to uncertain income tax positions, if any, are included as a component of income tax expense on the consolidated statements of operations.

Foreign Currency Translation

The Company's foreign currency-denominated assets and liabilities are translated into U.S. dollars, the Company's functional currency, at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of accumulated other comprehensive loss. Results of operations of foreign subsidiaries are translated using monthly weighted average exchange rates during the respective periods. During 2025, 2024, and 2023, the company recorded losses of $0.1 million, $0.1 million and $0.5 million, respectively, related to foreign currency transactions. Gains and losses resulting from foreign currency transactions are included in other income, net on the consolidated statements of operations.

The comparability of the Company's financial statements has been affected by changes in the value of the Canadian dollar in relation to the U.S. dollar. The financial statement line items most significantly impacted by foreign currency volatility are accounts receivable, contract assets and liabilities, intangible assets, goodwill and long-term debt.

Litigation

From time to time, the Company is subject to ordinary and routine legal proceedings related to the usual conduct of its business. Accruals for such contingencies are recorded to the extent the Company concludes their occurrence is probable and the financial impact of an adverse outcome is reasonably estimable. Legal fees are recognized as incurred and are not included in accruals for contingencies. Specific legal contingencies are disclosed if the likelihood of occurrence is at least reasonably possible, and the exposure is considered material to the consolidated financial statements. In making determinations of likely outcomes of litigation matters, many factors are considered. These factors include, but are not limited to, past history, applicable evidence (and the relative weight thereof), facts and circumstances, the relevant law and the specifics and status of each matter. If the assessment of various factors changes, the estimates may change. Predicting the outcome of claims and litigation and estimating related costs and exposure involves substantial uncertainties that could cause actual costs to vary materially from estimates and accruals. See "Note 18 — Commitments and Contingencies" for more information on current legal proceedings.

Collective Bargaining Agreements

As of December 28, 2025, approximately 57% of the Company's employees, primarily consisting of craft tradespeople, were covered by collective bargaining agreements. Of the 332 collective bargaining agreements to which the Company is a party, 27 expire during 2026 and 14 expire during 2027 and require renegotiation. The Company's management and union leadership will determine if there is a need to renegotiate the terms and conditions of these contracts. Although the majority of these agreements prohibit strikes and work stoppages during the term of the agreement, the Company cannot be certain strikes or work stoppages will not occur in the future. Strikes or work stoppages could adversely impact the Company's relationships with its customers and could have an adverse effect on its business.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share using the treasury stock method. Under the treasury stock method, basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stock by the weighted average number of common shares outstanding during the period, and diluted earnings (loss) per share are computed by dividing net income (loss) attributable to common stock by the weighted average number of common shares outstanding during the period plus all potentially dilutive common stock equivalents, except in cases where the effect of the common stock equivalent would be anti-dilutive.

Recent Accounting Pronouncements

Recently Adopted Guidance

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The update enhances income tax disclosure requirements. This update became effective for the Company beginning with this Annual Report, and is reflected on a prospective basis within "Note 14 — Income Taxes".

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The update enhances the level of detail available related to reporting about expenses. This update will be effective for the Company beginning with the annual reporting for the fiscal year ending 2027. The Company is currently evaluating the impact the rules will have on its disclosures.

There are no other recently issued accounting standards updates that are currently expected to be adopted or material to the Company effective in fiscal 2025 or thereafter.

3. Revenue and Related Balance Sheet Accounts

The following table presents the Company's revenue from contracts with customers disaggregated by contract type (in thousands):

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Contract Type:			
Master services agreements	$ 2,326,943	$ 2,121,144	$ 2,388,688
Bid contracts	655,838	516,085	510,588
Total revenue	$ 2,982,781	$ 2,637,229	$ 2,899,276
Unit-price contracts	$ 1,660,990	$ 1,508,683	$ 1,570,356
Time and materials contracts	692,986	589,018	655,315
Fixed-price contracts	628,805	539,528	673,605
Total revenue	$ 2,982,781	$ 2,637,229	$ 2,899,276

Contract assets and liabilities consisted of the following (in thousands):

	December 28, 2025	December 29, 2024	December 31, 2023
Current contract assets	$ 395,126	$ 238,169	$ 269,808
Non-current contract assets	30,927	23,854	214
Contract assets, total	426,053	262,023	270,022
Contract liabilities	(50,510)	(24,975)	(43,694)
Net contract assets	$ 375,543	$ 237,048	$ 226,328

Contract assets primarily consist of revenue earned on contracts in progress in excess of billings, which relates to the Company's rights to consideration for work completed but not billed and/or approved at the reporting date as well as contract retention balances. Contract assets that are not expected to be invoiced and collected within a year of the financial statement date ("Non-current contract assets") are included in other assets on the consolidated balance sheets. Revenue earned on contracts in progress in excess of billings are transferred to accounts receivable when the rights become unconditional. Current contract assets included retention balances of approximately $40.6 million and $27.3 million as of December 28, 2025 and December 29, 2024, respectively.

As of December 28, 2025 and December 29, 2024, the Company had recorded approximately $47.8 million ($19.7 million non-current in other assets) and $24.8 million ($13.0 million non-current), respectively, in contract assets related to net recovery claims and unapproved change orders.

Total contract assets increased $164.0 million during the fiscal year ended December 28, 2025. The Company had a significant increase in revenue between periods, including on large bid projects in which billings are subject to completion of milestones, and large MSAs in which customer approval is contractually required before invoices can be issued. These contractual requirements are standard to many of the Company's contracts and the approval process rarely results in meaningful adjustments to revenue. However, this process occasionally slows down the billing process when customer employees need to review large volumes of work.

Contract assets are recoverable from the Company's customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. In addition, many of the Company's T&M contract arrangements are billed in arrears pursuant to contract terms that are standard within the industry, resulting in revenue earned on contracts in progress in excess of billings and/or unbilled receivables being recorded as revenue is recognized in advance of billings. The lag in billing due to the aforementioned contractual provisions may create circumstances in which material changes to a customer's business, cash flows or financial condition, which may be impacted by negative economic or market conditions, could affect the Company's ability to bill and subsequently collect amounts due. These changes may result in the need to record an estimate of the amount of loss from uncollectible receivables.

Contract liabilities primarily consist of amounts billed in excess of revenue earned related to the advance consideration received from customers for which work has not yet been completed. The increase in the contract liability balance of $25.5 million from December 29, 2024 to December 28, 2025 was due to additional payments received in advance of work completed and balances added due to the acquisition of Connect, net of approximately $21.3 million of revenue recognized that was included in the balance as of December 29, 2024.

The Company considers retention and unbilled amounts to customers to be conditional contract assets, as payment is contingent on the occurrence of a future event. Accounts receivable, net, includes only amounts that are unconditional in nature, which means only the passage of time remains and the Company has invoiced the customer. Similarly, contract liabilities include amounts billed in excess of revenue earned on contracts in progress related to fixed-price, unit-price and T&M contracts. In the event contract assets or contract liabilities are expected to be recognized more than one year from the financial statement date, the Company classifies those amounts as long-term contract assets or contract liabilities, included in other assets or other long-term liabilities, respectively, on the consolidated balance sheets. Similarly, accounts receivable balances expected to be collected beyond one year are recorded as long-term within other assets.

For contracts where payment is expected to be collected less than one year from when services are performed (as determined at contract inception), the Company uses the practical expedient and does not consider the time value of money. For contracts with an original duration of one year or less, the Company has not disclosed the transaction price for the remaining performance obligations as of the end of each reporting period or the related timing of revenue recognition.

As of December 28, 2025, the Company had 60 fixed-price contracts with an original duration of more than one year. The aggregate amount of the transaction price allocated to the unsatisfied performance obligations of these contracts as of December 28, 2025 was $411.4 million. The Company expects to recognize the remaining performance obligations of these contracts over approximately the next 2 years; however, the timing of that recognition is largely within the control of the customer, including when the necessary equipment and materials required to complete the work will be provided by the customer.

Accounts receivable, net consisted of the following (in thousands):

	December 28, 2025	December 29, 2024
Billed on completed contracts and contracts in progress	$ 312,003	$ 281,416
Other receivables	2,699	2,727
Accounts receivable, gross	314,702	284,143
Allowance for doubtful accounts	(37)	(2,702)
Accounts receivable, net	$ 314,665	$ 281,441

4. Segment Information

The Company's reportable segments are: (i) U.S. Gas Utility Services ("U.S. Gas"); (ii) Canadian Utility Services ("Canadian Operations"); (iii) Union Electric Utility Services ("Union Electric"); and (iv) Non-Union Electric Utility Services ("Non-Union Electric"). Canadian Operations was previously known as Canadian Gas Utility Services or "Canadian Gas". The segment was renamed to reflect the expanded scope of services offered by the segment following the Company's acquisition of Connect, which is included in this segment. The addition of Connect was the only change in the composition of this segment.

The Company's president and chief executive officer serves as the Company's chief operating decision maker (the "CODM"). The Company's reportable segments are established in consideration of differences in services, geographic areas and workforce composition (union vs. non-union). The Company has not aggregated any operating segments into reportable segments. The CODM reviews short-term and long-term trends and budget-to-actual variances in gross profit to assess performance across the different segments in determining where to allocate resources.

U.S. Gas

U.S. Gas provides comprehensive services, including maintenance, replacement, repair, and installation for local natural gas distribution utilities ("LDCs") focused on the modernization of customers' infrastructure throughout the United States. The work performed within this segment includes solutions for all stages of utility work and is performed primarily within the distribution, utility-scale transmission and end-user infrastructure, rather than large-scale, project-based, cross-country transmission. In addition, U.S. Gas performs other underground services, including water and fiber, and has an in-house fabrication shop providing pipe and component assembly. The Company is able to cater to the needs of its gas utility services and energy customers by serving union and non-union markets.

Canadian Operations

Canadian Operations provides comprehensive services, including maintenance, replacement, repair, and installation for local gas and electric utilities and energy providers. A majority of the work performed in this segment is focused on distribution, urban transmission and end-user interface under MSAs for gas and electric utilities. This segment also provides storm response services and performs construction of electrical systems used in renewable energy projects.

Union Electric

Union Electric provides a comprehensive set of electric utility services encompassing maintenance, replacement, repair, upgrade, and expansion services for urban transmission and local distribution infrastructure within union markets. The work performed within this segment is focused primarily on recurring local distribution and urban transmission services under MSAs, as opposed to large-scale, project-based, cross-country transmission, and services are primarily focused on infrastructure between the substation and end-user meter. In addition to core electric utility infrastructure, this segment provides heavy industrial work, including civil, mechanical, electrical, and fabrication (component assembly) services.

Non-Union Electric

Non-Union Electric provides a comprehensive set of electric utility services encompassing maintenance, replacement, repair, upgrade and expansion services for urban transmission and local distribution infrastructure within non-union markets. The work performed within this segment is focused almost exclusively on recurring local distribution and urban transmission services under MSAs as opposed to large-scale, project-based, cross-country transmission, and services are primarily focused on infrastructure between the substation and end-user meter.

Other

Other consists of any corporate and non-allocated transactions.

81

Revenue and gross profit by segment are presented below (in thousands). Revenue amounts presented are revenues with external customers, and intersegment revenues were not material.

| | | Fiscal Year Ended | | |
		December 28, 2025	December 29, 2024	December 31, 2023
Revenue:				
U.S. Gas	$	1,328,145	$ 1,260,579	$ 1,357,449
Canadian Operations		246,908	197,872	234,794
Union Electric		808,341	693,513	833,094
Non-Union Electric		599,387	485,265	473,939
Consolidated revenue	$	2,982,781	$ 2,637,229	$ 2,899,276
Gross profit:				
U.S. Gas	$	71,201	$ 69,511	$ 123,626
Canadian Operations		45,826	31,306	33,095
Union Electric		71,027	58,002	57,740
Non-Union Electric		58,512	61,853	58,231
Other		—	—	750
Consolidated gross profit	$	246,566	$ 220,672	$ 273,442

Gross profit represents the difference between revenue and cost of revenue. Cost of revenue is a significant expense that is regularly reported to the CODM by segment. Cost of revenue by segment was as follows (in thousands):

| | | Fiscal Year Ended | | |
		December 28, 2025	December 29, 2024	December 31, 2023
U.S. Gas	$	1,256,944	$ 1,191,068	$ 1,233,823
Canadian Operations		201,082	166,566	201,699
Union Electric		737,314	635,511	775,354
Non-Union Electric		540,875	423,412	415,708
Other		—	—	(750)
Consolidated cost of revenue	$	2,736,215	$ 2,416,557	$ 2,625,834

Depreciation expense, included in cost of revenue, by segment was as follows (in thousands):

| | | Fiscal Year Ended | | |
		December 28, 2025	December 29, 2024	December 31, 2023
U.S. Gas	$	42,802	$ 45,213	$ 45,895
Canadian Operations		5,792	6,206	5,954
Union Electric		29,839	27,880	35,108
Non-Union Electric		31,576	26,714	27,168
Consolidated depreciation expense [1]	$	110,009	$ 106,013	$ 114,125

[1] Depreciation expense within selling, general and administrative expense was excluded from the table above as it is not produced or utilized by management to evaluate segment performance.

Separate measures of the Company's assets and cash flows, with the exception of capital expenditures, are not produced or utilized by the CODM to evaluate segment performance, as defined by ASC 280. The CODM does not use total assets by segment as a basis for decision making.

Capital expenditures by segment were as follows (in thousands):

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
U.S. Gas	$ 32,441	$ 39,659	$ 53,916
Canadian Operations	1,567	5,375	9,290
Union Electric	16,964	29,706	27,765
Non-Union Electric	34,830	24,526	9,370
Other	523	67	6,309
Consolidated capital expenditures	$ 86,325	$ 99,333	$ 106,650

Foreign Operations

During fiscal years 2025, 2024 and 2023, the Company earned $246.9 million, $197.9 million and $234.8 million, respectively, in Canada, which comprised 8% of consolidated revenue for all fiscal years presented. The remainder of the Company's revenue was earned within the United States. Revenue is attributed to countries based on the location of where services are performed. In addition, as of December 28, 2025 and December 29, 2024 the Company had $85.3 million and $56.2 million of current assets, $256.8 million and $181.6 million of long-lived assets and $139.5 million and $110.0 million of net assets, respectively, in Canada.

5. Per Share Information

The amounts used to compute basic and diluted earnings (loss) per share attributable to common stock consisted of the following (in thousands):

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Amounts attributable to common stock:			
Net income (loss) attributable to common stock	$ 22,395	$ (6,724)	$ (186,176)
Weighted average shares:			
Weighted average shares outstanding for basic earnings per share attributable to common stock	90,000	83,286	71,666
Weighted average dilutive securities	295	—	—
Weighted average shares outstanding for diluted earnings per share attributable to common stock	90,295	83,286	71,666

Potentially dilutive securities for the fiscal year ended December 29, 2024 were de minimis, and there were none for the fiscal year ended December 31, 2023.

6. Accounts Receivable Securitization Facility

In September 2024, the Company entered into a three-year accounts receivable securitization facility for an aggregate amount of up to $125.0 million (the "Securitization Facility"), with PNC Bank, National Association ("PNC"), to enhance the Company's financial flexibility by providing additional liquidity.

Under the Securitization Facility, certain designated subsidiaries of the Company may sell or contribute their accounts receivable and contract assets generated in the ordinary course of their businesses and certain related assets to an indirect wholly owned bankruptcy-remote Special Purpose Entity ("SPE") of the Company created specifically for this purpose. The SPE is a variable interest entity, and the Company is the primary beneficiary and therefore consolidates the SPE. The SPE transfers ownership and control of accounts receivable to PNC for payments as set forth in the agreement. The Company accounts for accounts receivable sold to the banking counterparty as a sale of financial assets and has derecognized the accounts receivable from the consolidated balance sheet for the current period.

The total outstanding balance of accounts receivable that had been sold and derecognized was $125.0 million as of December 28, 2025. The Company had no unused capacity on the Securitization Facility as of both December 28, 2025 and December 29, 2024.

Additionally, the SPE owned accounts receivable and contract assets of $60.2 million and $115.6 million, respectively, as of December 28, 2025 and $45.2 million and $78.3 million, respectively, as of December 29, 2024 which were not sold to PNC. These balances are primarily included in accounts receivable, net and contract assets (and the accompanying related party captions) in the Company's consolidated balance sheet, with certain non-current balances being included in other assets.

During the fiscal years ended December 28, 2025 and December 29, 2024, the Company incurred $7.0 million and $2.2 million, respectively, in yield fees on the Securitization Facility, which were recorded in interest expense, net on the Company's consolidated statements of operations.

7. Equity Method Investments

The Company has an indirect 50% equity interest in W.S. Nicholls Western Construction Ltd. ("WSN Western"). The Company determined WSN Western qualifies as a variable interest entity. The Company also determined it is not the primary beneficiary, as it lacks the ability to unilaterally direct the activities that most significantly affect the operations of WSN Western, including strategy, contracting, bonding and other significant operating decisions. The Company has therefore not consolidated WSN Western and has accounted for it under the equity method of accounting.

The net carrying value of the Company's investment in WSN Western, which is recorded in other assets on the consolidated balance sheets, was $11.5 million and $10.9 million as of December 28, 2025 and December 29, 2024, respectively. At times, the Company is an indemnifying party on construction bonds that secure performance of certain projects of WSN Western through its bonding arrangement. Therefore, outstanding bonds were added to the Company's investment balance in determining the Company's maximum exposure to losses of WSN Western. The Company's maximum exposure to loss was $11.8 million and $10.9 million as of December 28, 2025 and December 29, 2024, respectively.

The Company recognized income related to its investment in WSN Western of $0.2 million, $0.2 million and $0.5 million in other income, net for fiscal years 2025, 2024 and 2023, respectively. The Company received dividends of $0.2 million during each of the fiscal years 2025, 2024 and 2023.

8. Acquisitions

On November 18, 2025, the Company completed the acquisition of the equity interests in Connect, an Atlantic Canada electric utility services provider, for an estimated $58.0 million in total cash consideration, subject to post-closing conditions and net working capital adjustments. Total cash consideration included payment for cash held by Connect as of the closing date. The Company also assumed certain long-term debt and finance lease obligations as part of the acquisition.

The total cash consideration of $58.0 million also included approximately $1.4 million of cash deposited into escrow, which is payable over time to members of Connect management who held equity interests in Connect prior to the acquisition by the Company. The cash held in escrow is considered to be owned by the Company but legally restricted. Refer to "Note 16 — Supplemental Cash Flow Disclosures" for details on the financial statement classification of this balance. Continued employment is not a condition of payment of escrow and therefore the Company considers the deferred payment to be consideration rather than compensation. These members of Connect management are also eligible to earn additional incentive awards based on the performance of Connect over the next three years, subject to continued employment. These payments are not expected to be material and will be recorded as compensation expense over the service period to the extent amounts are probable of being paid.

The acquisition of Connect expanded the Company's electric service offerings into Canada. Funding for the acquisition was provided by proceeds of a public offering and concurrent private placement discussed in "Note 1 — Description of Business".

Assets acquired and liabilities assumed in the transaction were recorded at their acquisition date fair values except as otherwise required by applicable guidance. Transaction costs associated with the acquisition were expensed as incurred. The Company's allocation of the purchase price was based on an evaluation of the appropriate fair values and represented management's best estimate based on available data (including market data, data regarding customers of the acquired businesses, terms of acquisition-related agreements, analysis of historical and projected results, and other types of data). The analysis included consideration of types of intangibles that were acquired, including customer relationships, trade

84

name, and backlog. These intangibles were valued utilizing a discounted cash flow method. Determining the fair values of these intangible assets is judgmental in nature and requires the use of significant estimates and assumptions, including the attrition rate, revenue growth rate, gross profit percentage, and discount rate for the customer relationships intangible asset and the royalty rate and discount rate for the trade name intangible asset.

The estimated value of assets acquired and liabilities assumed as of November 18, 2025 were as follows (in thousands, translated at the acquisition date Canadian Dollar to U.S. Dollar spot rate):

	November 18, 2025
Assets:	
Cash and cash equivalents	$ 8,919
Accounts receivable, net	14,120
Contract assets	5,033
Prepaid expenses and other current assets	1,937
Property and equipment, net	10,774
Intangible assets, net	28,073
Right-of-use assets under finance leases	1,820
Right-of-use assets under operating leases	574
Other assets	297
Total assets acquired	71,547
Liabilities:	
Accounts payable	10,020
Accrued expenses and other current liabilities	4,138
Contract liabilities	5,196
Long-term debt	4,666
Finance lease liabilities	1,626
Operating lease liabilities	586
Deferred income taxes	9,813
Total liabilities assumed	36,045
Total identifiable net assets	35,502
Goodwill	22,527
Fair value of net assets acquired	$ 58,029

The amounts allocated to major classes of intangible assets were as follows (gross carrying amount in thousands):

	Gross Carrying Amount	Weighted Average Amortization Period in Years
Customer relationships	$ 22,871	19.3
Trade name	2,779	15
Backlog	2,423	0.8
Total intangible assets	$ 28,073	17.3

The Company recorded $22.5 million of goodwill as a result of the acquisition, which has been assigned to the Canadian Operations reporting unit. Goodwill consists of the value associated with the assembled workforce and the estimated economic value attributable to future opportunities related to the transaction. Goodwill acquired in the Connect acquisition is not expected to be tax-deductible.

Connect recognized approximately $8.7 million in revenue in fiscal 2025 subsequent to the acquisition, and the impact to earnings was not material. The Company incurred approximately $2.2 million in acquisition costs in fiscal year 2025, which were recorded within selling, general and administrative costs within the consolidated statement of operations.

Unaudited pro forma information

Unaudited pro forma consolidated revenue, net was $3.06 billion for fiscal year 2025 and $2.69 billion for fiscal year 2024. The pro forma impact on earnings of the acquisition was not material. The unaudited pro forma financial information is provided for information purposes only and is not necessarily indicative of the results of operations that would have occurred had the Acquisitions been completed on January 1, 2024, nor is the unaudited pro forma financial information indicative of future results of operations.

9. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill of each of the Company's reportable segments were as follows (in thousands):

	U.S. Gas	Canadian Operations[1]	Union Electric [2]	Non-Union Electric	Total
Balances as of December 31, 2023	$ 58,160	$ 93,911	$ 56,499	$ 167,322	$ 375,892
Effect of exchange rate changes	—	(7,590)	—	—	(7,590)
Balances as of December 29, 2024	$ 58,160	$ 86,321	$ 56,499	$ 167,322	$ 368,302
Effect of exchange rate changes	—	4,842	—	—	4,842
Addition from Connect acquisition	—	22,527	—	—	22,527
Balances as of December 28, 2025	$ 58,160	$ 113,690	$ 56,499	$ 167,322	$ 395,671

[1] Net of accumulated impairment of $10.8 million as of December 28, 2025, December 29, 2024 and December 31, 2023.
[2] Net of accumulated impairment of $391.1 million as of December 28, 2025, December 29, 2024 and December 31, 2023.

In connection with the annual goodwill assessment for fiscal years 2025, 2024 and 2023, the Company performed a qualitative goodwill assessment of its reporting units. Other than the Union Electric reporting unit in fiscal year 2024 and the Riggs Distler reporting unit (now included in the Union Electric reporting unit) in fiscal year 2023, the results of the qualitative assessment did not indicate that it was more likely than not that the fair value of each reporting unit analyzed was less than the carrying value including goodwill, and no goodwill impairment was recognized.

For the Union Electric reporting unit in fiscal year 2024 and the Riggs Distler reporting unit in fiscal year 2023, management determined that triggering events occurred, and performed a quantitative assessment as of the fiscal year 2024 and 2023 assessment dates utilizing a weighted combination of the income approach (discounted cash flow method) and a market approach (guideline public company method). Under the discounted cash flow method, the Company determined fair value based on the estimated future cash flows of the reporting unit, discounted to present value using a risk-adjusted industry weighted average cost of capital, which reflects the overall level of inherent risk for the reporting unit and the rate of return an outside investor would expect to earn. Under the guideline public company method, the Company determined the estimated fair value by applying public company multiples to the reporting units' historical and projected results, including a reasonable control premium. The public company multiples are based on peer group multiples adjusted for size, volatility and risk.

The inputs used in the fair value measurement of the reporting units was the lowest level (Level 3) inputs. The key assumptions used to determine the fair value of the reporting units during the annual impairment assessment were: (a) expected cash flow for a period of five years based on the Company's best estimate of revenue growth rates and projected operating margins; (b) a terminal value based upon terminal growth rates; (c) a discount rate based on the Company's best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units; (d) the selection of the reporting units peer group; and (e) an implied control premium based on the Company's best estimate of the premium that would be appropriate to convert the reporting unit value to a controlling interest basis. Recent operating performance, along with key assumptions for specific customer and industry opportunities, were also utilized during the annual impairment assessment.

For fiscal 2024, the terminal growth rate used in the assessment was 3.0%. The discount rate used in the assessment was 10.0%, and the control premium supportable by market research and available data was 15.0%. The assessment resulted in the fair value of the Union Electric reporting unit being significantly above its carrying value and no goodwill impairment was recognized.

For fiscal 2023, the terminal growth rate used in the assessment was 3.0%. The discount rate used in the assessment was 12.5%, and the control premium supportable by market research and available data was 15.0%. The assessment resulted in the fair value of the Riggs Distler reporting unit being below its carrying value. As a result, the Company recognized an impairment charge of $214.0 million in the fourth quarter of 2023. Key drivers of the impairment included the cancellation of an offshore wind project in the fourth quarter of fiscal year, as well as lower than expected earnings during fiscal 2023. The goodwill impairment charge did not affect the Company's compliance with its financial covenants and conditions under its credit agreements.

The Company's definite-lived intangible assets and respective carrying values were as follows (in thousands, except for weighted average amortization periods, which are in years):

	December 28, 2025			
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	19	$ 414,808	$ (127,463)	$ 287,345
Trade names and trademarks	15	82,057	(28,227)	53,830
Backlog	0.8	2,481	(413)	2,068
Total intangible assets	18	$ 499,346	$ (156,103)	$ 343,243

	December 29, 2024			
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	19	$ 389,918	$ (105,218)	$ 284,700
Trade names and trademarks	15	78,955	(22,754)	56,201
Total intangible assets	18	$ 468,873	$ (127,972)	$ 340,901

Amortization expense for definite-lived intangible assets was $27.3 million, $26.6 million and $26.7 million for fiscal years 2025, 2024, and 2023, respectively.

The estimated future aggregate amortization expense of definite-lived intangible assets as of December 28, 2025 is as follows (in thousands):

Fiscal years ended:	
2026	$ 29,942
2027	27,510
2028	27,193
2029	27,193
2030	26,834
Thereafter	204,571
Total	$ 343,243

10. Property and Equipment

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 28, 2025	December 29, 2024	Estimated Useful Life (in years)
Land	$ 5,808	$ 5,808	
Building and leasehold improvements	57,371	52,126	5 - 41
Transportation vehicles	607,156	610,079	4 - 10
Construction equipment	460,066	426,415	2 - 15
Office equipment and internal-use software	28,344	28,144	3 - 12
Assets under construction	1,842	1,339	
Property and equipment, gross	1,160,587	1,123,911	
Accumulated depreciation	(693,745)	(612,597)	
Property and equipment, net	$ 466,842	$ 511,314	

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 28, 2025	December 29, 2024
Accrued compensation	$ 90,569	$ 77,259
Other accrued expenses	56,881	53,205
Accrued insurance	18,135	27,957
Book overdrafts	19,379	15,163
Accrued expenses and other current liabilities	$ 184,964	$ 173,584

12. Long-Term Debt

Long-term debt, including outstanding amounts on the Company's line of credit, consisted of the following (in thousands):

	December 28, 2025		December 29, 2024	
	Carrying Amount	Fair Value [1]	Carrying Amount	Fair Value [1]
Borrowings under revolving line of credit	$ 91,201	$ 91,173	$ 113,533	$ 113,455
Term loans under loan facility	616,000	617,799	706,375	709,059
Total loan facility	707,201	708,972	819,908	822,514
Equipment loans:				
2.30%, due May 2025	—	—	2,057	2,038
1.75%, due March 2027	2,815	2,768	5,023	4,800
1.75%, due March 2027	6,568	6,458	11,721	11,200
2.96%, due March 2027	6,601	6,531	11,708	11,323
3.27%, due March 2027	7,799	7,737	13,813	13,415
3.40%, due March 2027	4,252	4,220	7,317	7,111
3.51%, due March 2027	8,522	8,465	14,155	13,773
Other equipment loans	4,660	4,843	—	—
Total long-term debt	$ 748,418	$ 749,994	$ 885,702	$ 886,174
Current portion of long-term debt	(29,543)		(30,018)	
Unamortized discount and debt issuance costs	(10,803)		(11,821)	
Long-term debt, net of current portion	$ 708,072		$ 843,863	

[1] Fair values as of December 28, 2025 and December 29, 2024 were determined using discount rates commensurate with the Company's credit rating.

On August 27, 2021, the Company entered into an amended and restated credit agreement. The agreement provided for a $1.145 billion secured term loan facility, at a discount of 1.00%, and a $400 million secured revolving credit facility. On July 9, 2025, the Company signed the sixth amendment to its amended and restated credit agreement to refinance and replace in full the existing term loan facility with an $800 million term loan facility, $93.6 million of which is comprised of new term loans used to refinance existing indebtedness and $706.4 million of which was used to refinance existing term loans. This amendment also increased the maximum principal amount of the senior secured revolving credit facility from $400 million to $450 million. This multi-currency facility allows the Company to request loan advances in either Canadian dollars or U.S. dollars. Amounts borrowed and repaid under the revolving line of credit portion of the facility are available to be re-borrowed.

As a result of the refinance, the Company's term loan facility, previously set to mature on August 27, 2028, is now set to mature on July 9, 2032, and the revolving credit facility, previously set to mature on August 27, 2026, is now set to mature on July 9, 2030. As a result of prepayments made in the fourth fiscal quarter of 2025, the Company no longer has an obligation to make principal payments on the term loan facility until maturity.

The Company evaluated whether modification or extinguishment accounting should be applied on a lender-by-lender basis in association with the refinance. The results of this analysis are summarized below:

- *Term loan facility:* $1.9 million in unamortized debt issuance costs were written-off related to debt extinguishments, and $6.0 million in third-party fees related to debt modifications were expensed. These $7.9 million in costs were recorded within interest expense, net on the statement of operations. A total of $3.7 million in new lender and third-party costs incurred in the refinance were capitalized as a reduction in long-term debt and will be amortized over the life of the term loan facility.
- *Revolving credit facility:* $0.4 million in unamortized debt issuance costs were written-off related to debt extinguishments and recorded within interest expense, net on the statement of operations. A total of $1.5 million in new third-party fees were capitalized and will be amortized over the life of the revolving credit facility. These capitalized costs are recorded within other assets on the consolidated balance sheet.

The obligations under the credit agreement are secured by present and future ownership interests in substantially all direct and indirect subsidiaries of the Company, substantially all of the tangible and intangible personal property of each borrower, and all products, profits, and proceeds of the foregoing. The Company's assets securing the facility as of December 28, 2025 totaled $2.3 billion. The credit agreement also contains a restriction on dividend payments with an available amount generally defined as $65.0 million plus 50% of the Company's consolidated net income since the beginning of the third fiscal quarter of 2025 adjusted for certain items, such as parent capital contributions, redeemable noncontrolling interest payments, and dividend payments, among other adjustments, as applicable.

The applicable margin for the newly amended revolving credit facility ranges from 1.25% to 2.25% for SOFR and Canadian Overnight Repo Rate Average ("CORRA") loans and from 0.25% to 1.25% for base rate loans, depending on the Company's net leverage ratio. After the refinance, the term loan facility had a fixed margin of 1.25% for base rate loans and 2.25% for SOFR loans, which was 0.25% lower than the rates prior to the sixth amendment. The table below summarizes the weighted average interest rates on the term loan facility and revolving credit facility as of the end of December 28, 2025 and December 29, 2024:

	December 28, 2025	December 29, 2024
Term loan facility	6.12 %	7.19 %
Revolving credit facility	4.54 %	5.94 %

On January 12, 2026, the Company entered into the seventh amendment to our amended and restated credit agreement, which (i) repriced the term loan, (ii) decreased the fixed margin for SOFR loans from 2.25% to 2.00% and (iii) decreased the fixed margin for base rate loans from 1.25% to 1.00%. The aggregate principal amount of each term loan under the sixth amendment outstanding immediately prior to the effective date of the seventh amendment was deemed to be exchanged for seventh amendment term loans in an equal aggregate principal amount, the proceeds of which were applied to prepay in full any sixth amendment term loans that were not exchanged. As of January 12, 2026, the aggregate principal amount of the seventh amendment term loans was $616.0 million.

Immediately prior to the sixth amendment, the Company was required to maintain a leverage ratio of 4.00 to 1.00, and an interest coverage ratio of greater than a minimum of 2.50 to 1.00 under the revolving credit facility. Pursuant to the sixth amendment signed on July 9, 2025, the Company is required to maintain a leverage ratio of 4.50 to 1.00 for any future quarter ending prior to September 30, 2026, and 4.00 to 1.00 for any quarter ending on or after September 30, 2026. The requirement to maintain an interest coverage ratio of greater than a minimum of 2.50 to 1.00 remains unchanged.

As of December 28, 2025, the Company was in compliance with all of the financial covenants under the revolving credit facility. The Company is required to pay a commitment fee on the unused portion of the commitments which ranges from 0.15% to 0.35% per annum, depending on the Company's net leverage ratio.

As of December 28, 2025 and December 29, 2024, the Company had borrowings outstanding of $0.7 billion and $0.8 billion, respectively, under its amended and restated credit agreement. The amount available under the revolving line of credit is further reduced by the amount of any outstanding letters of credit issued by the Company under the agreement. Accordingly, there was $302.4 million, net of outstanding letters of credit, of unused capacity on the revolving line of credit as of December 28, 2025. The Company had $68.6 million and $64.6 million of unused letters of credit available as of December 28, 2025 and December 29, 2024, respectively. Debt issuance costs associated with the Company's line of credit are amortized over the term of the related line of credit. As of December 28, 2025 and December 29, 2024, there was $2.9 million and $3.0 million, respectively, in debt issuance costs recorded in other assets on the consolidated balance sheets.

As of December 28, 2025, the Company had $34.7 million of surety-backed letters of credit issued outside of its amended and restated credit agreement.

Debt issuance costs associated with the Company's term loan facility are amortized over the term of the related debt, which approximates the effective interest method. As of December 28, 2025 and December 29, 2024, debt issuance costs of $10.8 million and $11.8 million, respectively, were recorded as a reduction to long-term debt on the consolidated balance sheets.

Amortization expense related to debt issuance costs is recorded as a component of interest expense in the consolidated statements of operations. During the fiscal years ended December 28, 2025, December 29, 2024 and December 31, 2023 amortization of debt issuance costs was $3.6 million, $5.3 million and $4.5 million, respectively.

As of December 28, 2025, the Company had six U.S. equipment term loans with initial amounts totaling approximately $150 million, with certain owned equipment used as collateral. The loans are serviced in U.S. dollars.

The fair value of the Company's debt as of December 28, 2025 and December 29, 2024 was $0.7 billion and $0.9 billion, respectively. The carrying value of the Company's revolving credit facility approximates fair value given interest rates on the revolving credit facility approximate market rates, and typically draws on the revolving credit facility are paid back in a short period of time. The fair values of the Company's term loan facility and equipment loans were determined utilizing a market-based valuation approach, where fair values are determined based on evaluated pricing data, and as such are categorized as Level 2 in the hierarchy.

As of December 28, 2025, future principal payments required to be made on existing debt obligations (excluding finance lease obligations, which are discussed in "Note 13 — Leases") are set forth in the table below (in thousands):

2026	$	29,543
2027		9,186
2028		1,079
2029		637
2030		91,612
Thereafter		616,361
Total	$	748,418

13.   Leases

The Company has operating and finance leases for corporate and field offices, equipment yards, construction equipment and transportation vehicles. The Company is currently not a lessor in any significant lease arrangements. The Company's leases have remaining lease terms of up to 13 years. Some of these leases include options to extend the leases, generally for optional terms of up to five years, and some include options to terminate the leases within one year. The equipment leases may include variable payment terms in addition to the fixed lease payments if machinery is used in excess of the standard work periods. The occurrence of these variable payments is not probable under the Company's current operating environment and has not been included in consideration of lease payments. Leases with an initial term of 12 months or less are classified as short-term leases and are not recognized on the consolidated balance sheets unless the lease contains a purchase option that is reasonably certain to be exercised, or unless it is reasonably certain that the equipment or property will be leased for greater than 12 months. Due to the seasonality of the Company's operations, expense for short-term leases will fluctuate throughout the year with higher expense typically incurred during the periods when revenue is the greatest. As of December 28, 2025, the Company did not have any significant executed lease agreements that had not yet commenced.

The components of lease expense were as follows (in thousands):

Lease cost	Classification		Fiscal Year Ended				
			December 28, 2025		December 29, 2024		December 31, 2023
Operating lease cost	Cost of revenue and selling, general and administrative expenses	$	28,842	$	26,565	$	22,162
Finance lease cost:							
Amortization of ROU assets	Depreciation [1]		5,570		7,831		7,780
Interest on lease liabilities	Interest expense, net		924		1,312		1,680
Total finance lease cost			6,494		9,143		9,460
Short-term lease cost [2]	Cost of revenue and selling, general and administrative expenses		124,802		103,465		122,333
Total lease cost		$	160,138	$	139,173	$	153,955

[1] Depreciation is included within cost of revenue in the accompanying consolidated statements of operations.
[2] Short-term lease cost includes both leases and rentals with initial terms of 12 months or less.

Supplemental cash flow information related to leases was as follows (in thousands):

		Fiscal Year Ended				
		December 28, 2025		December 29, 2024		December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	27,847	$	26,451	$	21,908
Operating cash flows from finance leases	$	924	$	1,312	$	1,680
Financing cash flows from finance leases	$	9,418	$	11,293	$	12,113
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	94,167	$	9,345	$	50,173
Finance leases	$	70	$	124	$	1,625

Supplemental information related to leases was as follows:

	December 28, 2025	December 29, 2024
Weighted average remaining lease term (in years):		
Operating leases	6.17	6.72
Finance leases	2.52	2.99
Weighted average discount rate:		
Operating leases	5.74%	5.05%
Finance leases	4.98%	4.27%

The following is a schedule of maturities of lease liabilities as of December 28, 2025 (in thousands):

		Operating Leases		Finance Leases
Fiscal year ended:				
2026	$	39,971	$	8,098
2027		38,556		6,200
2028		35,008		2,217
2029		31,087		826
2030		28,474		404
Thereafter		45,174		—
Total lease payments		218,270		17,745
Less: Amount of lease payments representing interest		(34,385)		(1,136)
Total	$	183,885	$	16,609

Certain leases require the Company to pay variable property taxes, insurance and maintenance costs that have been excluded from the minimum lease payments in the above tables as they are variable in nature.

During the fiscal year ended December 28, 2025, the Company entered into sale-leaseback transactions for certain of its machinery and equipment. These sales generated $37.8 million in proceeds and resulted in the addition of operating lease right-of-use assets and lease liabilities of approximately $30.0 million. The Company recorded a net gain of $5.9 million as a result of these transactions. The leases will carry terms of 4 to 7 years.

In addition to the sale-leaseback transactions, the Company also entered into several hundred long-term equipment leases (increase in operating lease right-of-use assets of $42.3 million) focused primarily on obtaining longer-term control over equipment that was previously being used under short-term rental agreements.

14. Income Taxes

During fiscal year 2025, the Company deconsolidated from Southwest Gas Holdings for state and federal income tax purposes. As a result, in the second and third fiscal quarters of 2025, certain deferred tax assets previously recorded under the separate return method were removed from the balance sheet through an adjustment to additional paid-in capital, and the Company was allocated $55.4 million in estimated deferred tax assets (primarily net operating losses) as part of income tax deconsolidation. Subsequent to income tax deconsolidation and the Company ceasing to be a subsidiary of Southwest Gas Holdings, the estimate of deferred tax assets allocable to Centuri increased by $23.7 million, recognized as an income tax benefit increase in the consolidated statement of operations. Refer to "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies — Income Taxes" for additional details.

The following is a summary of income (loss) before income taxes (in thousands):

| | | Fiscal Years Ended | | | | |
		December 28, 2025		December 29, 2024		December 31, 2023
Domestic	$	(17,670)	$	(20,479)	$	(195,505)
Foreign		32,257		17,123		20,529
Total income (loss) before income taxes	$	14,587	$	(3,356)	$	(174,976)

Income tax expense (benefit) consisted of the following (in thousands):

| | | Fiscal Years Ended | | | | |
		December 28, 2025		December 29, 2024		December 31, 2023
Current income tax expense:						
Federal	$	3,681	$	12,155	$	6,057
State		3,677		2,338		6,579
Foreign		(823)		8,141		6,566
Total current income tax expense		6,535		22,634		19,202
Deferred income tax (benefit) expense:						
Federal		(21,731)		(12,752)		(4,204)
State		(2,252)		(2,801)		(4,375)
Foreign		9,385		(3,615)		(1,093)
Total deferred income tax benefit		(14,598)		(19,168)		(9,672)
Total income tax (benefit) expense	$	(8,063)	$	3,466	$	9,530

The following is a reconciliation of the federal statutory rate to the consolidated effective tax rate for fiscal year 2025 pursuant to the requirements of ASU 2023-09. which has been applied prospectively:

		Fiscal Year Ended December 28, 2025	
		$	%
U.S. Federal statutory income tax rate	$	3,063	21.0%
State income tax, net [1]		1,132	7.8%
Foreign Tax Effects - Canada			
Statutory differences between Canada and United States		1,754	12.0%
Other		34	0.2%
Effect of Cross-Border Tax Laws - Canada (GILTI)		1,986	13.6%
Nontaxable or Nondeductible Items			
Meals and entertainment expenses		3,820	26.2%
Company-owned life insurance		(764)	(5.2%)
Executive compensation limitations		934	6.4%
Stock-based compensation		170	1.2%
Transaction costs		424	2.9%
Other nontaxable or nondeductible items		244	1.7%
Changes in Uncertain Tax Positions		(510)	(3.5%)
Other Adjustments			
Allocation of tax assets from Southwest Gas Holdings		(20,861)	(143.0%)
Southwest Gas Holdings settlement true-up		180	1.2%
Return to provision		278	1.9%
Other		53	0.3%
Consolidated effective income tax rate	$	(8,063)	(55.3%)

[1] State taxes in Pennsylvania and Illinois made up the majority (greater than 50%) of the tax expense effect in this category.

As previously disclosed for the fiscal years ended December 29, 2024 and December 31, 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory rate as follows:

	Fiscal Years Ended	
	December 29, 2024	December 31, 2023
Federal statutory income tax rate	21.0%	21.0%
Increases (decreases) resulting from:		
State income tax, net	13.3%	(0.6%)
Goodwill impairment	0.0%	(23.4%)
Company-owned life insurance	18.0%	0.4%
Separation related costs	(16.3%)	0.0%
Meals and entertainment expenses	(86.5%)	(1.9%)
Executive compensation limitations	(30.2%)	0.0%
Canadian tax rate differences	(28.1%)	(0.6%)
Return to provision	12.6%	(0.6%)
State rate impact of asset transfers	(10.4%)	0.0%
Tax credits	10.4%	0.4%
Penalties	(3.2%)	(0.1%)
Stock-based compensation	(1.9%)	0.0%
Uncertain tax positions	(1.1%)	0.0%
Other	(0.9%)	0.0%
Consolidated effective income tax rate	(103.3%)	(5.4%)

The significant components of deferred tax assets and liabilities were as follows (in thousands):

		December 28, 2025		December 29, 2024
Deferred tax assets:				
Accrued expenses not currently deductible for tax	$	41,174	$	36,693
Operating lease obligations		47,919		27,239
Net operating losses		84,499		17,937
Interest expense carryforward		—		30,483
Other		1,332		2,136
Deferred tax assets		174,924		114,488
Less: valuation allowance		(824)		(542)
Deferred tax assets, net		174,100		113,946
Deferred tax liabilities:				
Depreciation of property and equipment		106,677		113,385
Right-of-use assets		45,812		25,453
Goodwill and intangible assets		91,807		83,097
Canadian contract assets, net		8,169		7,125
Deferred tax liabilities		252,465		229,060
Net deferred tax liabilities	$	78,365	$	115,114

In addition to deferred income tax benefit, the net deferred tax liability balance decreased due to the allocation of tax assets from Southwest Gas Holdings, partially offset by the reversal of certain deferred tax assets recorded under the separate return method, and deferred tax liabilities added through the Connect acquisition.

The Company monitors on an ongoing basis the ability to utilize deferred tax assets and whether there is a need for a related valuation allowance. In evaluating the ability to recover deferred tax assets in the jurisdictions from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and recent results of operations. A reconciliation of the beginning and ending amount of the Company's valuation allowance is as follows (in thousands):

		December 28, 2025		December 29, 2024		December 31, 2023
Valuation allowances at beginning of the year	$	542	$	1,986	$	1,885
Additions (charged to expense)		270		187		—
Changes due to change in rates		12		25		101
Write-offs		—		(1,656)		—
Valuation allowances at end of year	$	824	$	542	$	1,986

As of December 28, 2025, the Company has federal net operating loss carryforwards related to U.S. operations of $301.1 million, some of which begin to expire in fiscal 2029, and $14.7 million related to Canadian operations (net of valuation allowances), which begin to expire in fiscal 2044. As of December 28, 2025, the Company has $260.2 million of state net operating loss carryforwards (net of valuation allowances). An immaterial amount of the Company's state net operating loss carryforwards expire between 2026 and 2035, while the majority begin to expire thereafter or do not expire at all.

Distributions of cash to the U.S. as dividends generally will not be subject to U.S. federal income tax. The Company has not provided foreign withholding or state income taxes on the undistributed earnings of its foreign subsidiaries, over which the Company will have sufficient influence to control the distribution of such earnings and has determined that substantially all such earnings have been reinvested indefinitely. These earnings could become subject to foreign withholding tax if they are remitted as dividends. As of December 28, 2025, the Company estimates that repatriation of these foreign earnings would generate withholding taxes and state income taxes of approximately $8.1 million.

In prior years, the Company has recorded a liability for unrecognized tax benefits related to tax positions taken on its various income tax returns. This balance is recorded in other long-term liabilities. If recognized, the entire amount of unrecognized tax benefits would favorably impact the effective tax rate that is reported in future periods. In the current fiscal year, due to the income tax deconsolidation from Southwest, the Company no longer has any unrecognized tax benefits related to tax positions taken.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 28, 2025	December 29, 2024	December 31, 2023
Unrecognized tax benefits at beginning of year	$ 510	$ 472	$ 427
Gross increases – tax positions in prior period	—	38	45
Gross decreases – tax positions in prior period	(510)	—	—
Unrecognized tax benefits at end of year	$ —	$ 510	$ 472

With certain exceptions, the Company is no longer subject to U.S. federal, state, local, or Canadian examinations for years before fiscal 2018.

On July 4, 2025, the "One Big Beautiful Bill Act" (the "OBBBA") was signed into law. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA did not have a material impact on the Company's effective tax rate for fiscal year 2025. While further evaluation is ongoing, the OBBBA is not expected to have a material impact on the Company's financial position or results of operations.

15. Employee Benefits

Unions' Multiemployer Pension Plans

The Company contributes to several multiemployer defined benefit pension plans under the terms of collective bargaining agreements with various unions that represent certain of the Company's employees. The multiemployer pension plan contribution rates generally are specified in the collective bargaining agreements (usually on an annual basis), and the Company contributes to the plans on a "pay-as-you-go" basis based on its union employee payrolls. The Company may also have additional liabilities imposed by law as a result of its participation in multiemployer defined benefit pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, imposes certain liabilities upon an employer who is a contributor to a multiemployer pension plan if the employer withdraws from the plan or the plan is terminated or experiences a mass withdrawal.

The Pension Protection Act of 2006 ("PPA") also added special funding and operational rules generally applicable to plan years beginning after 2007 for multiemployer plans in the United States that are classified as "endangered," "seriously endangered" or "critical" status based on multiple factors (including, for example, the plan's funded percentage, cash flow position and whether it is projected to experience a minimum funding deficiency). Plans in these classifications must adopt measures to improve their funded status through a funding improvement or rehabilitation plan, as applicable, which may require additional contributions from employers (which may take the form of a surcharge on benefit contributions) and/or modifications to retiree benefits. Certain plans to which the Company contributes or may contribute in the future could be "endangered," "seriously endangered" or "critical" status. The amount of additional funds, if any, that the Company may be obligated to contribute to these plans in the future cannot be estimated due to uncertainty of the future levels of work that require the specific use of union employees covered by these plans, as well as the future contribution levels and possible surcharges on contributions applicable to these plans.

The following table summarizes plan information related to the Company's participation in multiemployer defined benefit pension plans, including Company contributions for the last three fiscal years, the status under the PPA of the plans and whether the plans are subject to a funding improvement or rehabilitation plan or contribution surcharges. The most recent PPA zone status available in fiscal 2025, 2024 and 2023 primarily relates to the plans' fiscal year-end in 2024, 2023, and 2022. Forms 5500 were not yet available for the majority of plan years ending in fiscal 2025, though the Company acquired Forms 5500 ending in fiscal 2025 to the extent available. The PPA zone status is based on information the Company received from the respective plans, as well as publicly available information on the U.S. Department of Labor website. The zone status is certified by the applicable plan's actuary. Although multiple factors or tests may result in red zone or yellow zone status, plans in the red zone generally are less than 65% funded, plans in the yellow zone generally are less than 80% funded, and plans in the green zone generally are at least 80% funded. Under the PPA, red zone plans are classified as "critical" status, yellow zone plans are classified as "endangered" status and green zone plans are classified as neither "endangered" nor "critical" status. The "Subject to Financial Improvement/ Rehabilitation Plan" column indicates plans for which a financial improvement plan or a rehabilitation plan is either pending or has been implemented. The last column lists the expiration dates of the Company's collective-bargaining agreements to which the plans are subject. Total contributions to these plans correspond to the number of union employees employed at any given time and the plans in which they participate and vary depending upon the location and number of ongoing projects at a given time and the need for union resources in connection with such projects. Information has been presented separately for individually significant plans, based on PPA funding status classification, and in the aggregate for all other plans.

96

Fund	Employee Identification Number/Pension Plan Number	PPA Zone Status		Subject to financial Improvement/ Rehabilitation Plan	Contributions (in thousands)			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement	
		Fiscal 2025	Fiscal 2024		Fiscal 2025	Fiscal 2024	Fiscal 2023			
Chicago & Vicinity Laborers' District Council Pension Plan	36-2514514-002	Green	Green	No	$ 5,225	$ 4,548	$ 6,155	No	05/31/26	
Central Pension Fund of the IUOE & Participating Employers	36-6052390-001	Green	Green	No	5,019	4,977	4,418	No	03/31/29	
Midwest Operating Engineers Pension Trust Fund	36-6140097-001	Green	Green	No	3,710	3,714	5,285	No	05/31/27	
Boilermaker-Blacksmith National Pension Trust	48-6168020-001	Red	Red	Yes	3,203	2,433	3,994	No	Evergreen	(1)
National Electric Benefit Fund	53-0181657-001	Green	Green	No	3,014	2,935	2,935	No	05/31/27	
Plumbers Local 9 Pension Plan	51-0219541-001	Green	Green	No	2,568	1,455	454	No	Evergreen	(1)
IBEW Local 769 Management Pension Plan	86-6049763-001	Green	Green	No	2,534	2,192	1,796	No	08/02/26	
Eastern Atlantic States Carpenters Pension Fund	23-1613018-001	Green	Green	No	2,509	1,485	1,547	No	Evergreen	(1)
Operating Engineers Local 101 Pension Fund	43-6059213-001	Green	Green	No	2,374	1,961	1,867	No	12/31/28	
Pipe Fitters Retirement Fund Local 597	62-6105084-001	Green	Green	No	2,236	2,045	2,440	No	05/31/26	
Local 351 IBEW Pension Plan	22-3417366-001	Green	Green	No	2,155	2,230	2,184	No	Evergreen	(1)
Building Trades United Pension Trust Fund Milwaukee and Vicinity	51-6049409-001	Green	Green	No	1,910	1,452	835	No	05/31/27	
U.A. Local Union No. 322 Pension Plan	21-6016638-001	Red	Red	Yes	1,860	1,302	1,240	No	Evergreen	(1)
Minnesota Laborers Pension Fund	41-6159599-001	Green	Green	No	1,803	1,653	1,374	No	05/31/30	
IBEW Local 1249 Pension Plan	15-6035161-001	Green	Green	No	1,642	1,692	1,642	No	Evergreen	(1)
United Association National Pension Fund	52-6152779-001	Green	Green	No	1,506	1,741	2,184	No	12/15/26	
Fox Valley and Vicinity Laborers Pension Fund	36-6147409-001	Green	Green	No	1,473	1,472	1,861	No	Evergreen	(1)
Laborers' District Council Construction Industry Pension Fund	23-6235338-001	Green	Green	No	1,444	920	-	No	12/31/29	
West Chester Heavy Construction Laborers Local 60 Pension Fund	13-1962287-001	Green	Green	No	1,391	1,386	1,389	No	Evergreen	(1)
Steamfitters Local Union No. 420 Pension Plan	23-2004424-001	Yellow	Red	Yes	800	621	1,746	No	04/30/26	
International Painters And Allied Trades Industry Pension Plan	52-6073909-001	Red	Red	Yes	339	132	121	No	Evergreen	(1)
Central States, Southeast and Southwest Areas Pension Plan	36-6044243-001	Red	Red	Yes	330	-	-	No	05/31/26	
Kansas Construction Trades Open End Pension Trust Fund	48-6171387-001	Red	Red	Yes	285	345	361	No	12/31/29	
Upstate New York Engineers Pension Fund	15-0614642-001	Red	Red	Yes	240	215	90	No	03/31/26	
New Jersey Building Laborers Statewide Pension Fund	22-6077693-001	Red	Red	Yes	238	58	61	No	Evergreen	(1)
Laborers National Pension Fund	75-1280827-001	Red	Red	Yes	190	322	107	Yes	05/31/26	
Asbestos Workers Philadelphia Pension Fund	23-6406511-001	Red	Red	Yes	178	14	-	No	Evergreen	(1)
Ironworkers Pension Plan	23-6529504-001	Red	Red	Yes	142	133	5	No	06/30/28	
All other plans - U.S.					18,063	16,108	19,000			
All other plans - Canada (2)					9,123	8,647	10,567			
Total					$ 77,504	$ 68,188	$ 75,658			

(1) Certain collective bargaining agreement(s) participating in this fund is subject to automatic renewal absent cancellation by either party.
(2) Multiemployer defined benefit pension plans in Canada are not subject to the reporting requirements under the PPA. Accordingly, certain information is not publicly available.

97

The Company's contributions to the following individually significant plans were 5% or more of the total contributions to these plans for the periods indicated based on the Forms 5500 for these plans for the plan years ended December 31, 2024 and 2023. Forms 5500 were not yet available for these plans for the plan years ending during 2025, unless specifically noted below.

Fund	Plan Years in which Centuri Contributions Were Five Percent or More of Total Plan Contributions
I.B.E.W. Local 769 Management Pension Plan	2024, 2023, 2022
Local 351 IBEW Pension Plan	2024, 2023, 2022
U.A. Local Union No. 322 Pension Plan	2024, 2023, 2022
Fox Valley and Vicinity Laborers Pension Fund	2023, 2022
West Chester Heavy Construction Laborers Local 60 Pension Fund	2024, 2023, 2022
Kansas Construction Trades Open End Pension Trust Fund	2023

Other Defined Contribution Plans

The Company offers defined contribution plans to its eligible employees, regardless of whether they are covered under collective bargaining agreements. Eligibility requirements vary, as does timing of participation, matching, vesting and profit-sharing features of the plans. Contributions by the Company to these plans for fiscal years 2025, 2024 and 2023 were $16.2 million, $15.6 million and $15.2 million, respectively.

Deferred Compensation Plan

The Company sponsors a nonqualified deferred compensation plan that is offered to a select group of management and highly compensated employees. The plan allows participants to defer up to 80% of base salary and provides a match of 100% of contributions up to 5% of a participant's salary. The plan also allows the Company, at its election, to credit participant accounts with discretionary contributions. Participants are 100% vested in salary deferrals, contributions, and all earnings. Participant accounts include a return based on the performance of the underlying investment options selected. Payments from the plan are designated at each annual enrollment period based on specified triggering events and are payable by lump sum or on an annual installment basis. The total amount accrued for future benefits as of December 28, 2025 and December 29, 2024 was $33.1 million and $32.0 million, respectively, and was included in other long-term liabilities on the consolidated balance sheets.

To provide for future obligations related to these deferred compensation plans, the Company has invested in corporate-owned life insurance ("COLI") policies covering certain participants in the deferred compensation plan, the underlying investments of which are intended to be aligned with the investment alternatives elected by plan participants. The COLI assets are recorded at their cash surrender value, which is considered their fair market value, and as of December 28, 2025 and December 29, 2024, the fair market values were $34.6 million and $35.6 million, respectively, and were included in other assets on the consolidated balance sheets. The level of inputs used for these fair value measurements is Level 2.

16. Supplemental Cash Flow Disclosures

The following table represents the Company's supplemental cash flow information related to interest and cash taxes paid (in thousands):

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Supplemental disclosure of cash flow information:			
Interest paid	$ 67,009	$ 78,265	$ 98,342
Cash paid for income taxes, net of refunds			
U.S. Federal	—	n/a	n/a
U.S. State and local	3,103	n/a	n/a
Foreign	477	n/a	n/a
Total cash paid for income taxes, net of refunds	$ 3,580	$ 9,358	$ 13,595

n/a — disaggregation not presented for period as ASU 2023-09 has been adopted on a prospective basis.

During the fiscal year ended December 28, 2025, income taxes paid (net of refunds) exceeded 5% of total income taxes paid (net of refunds) in the following jurisdictions (in thousands):

	Fiscal Year Ended
	December 28, 2025
Canada	$ 477
U.S. States:	
Pennsylvania	$ 994
Louisiana	$ 493
Georgia	$ 361
Virginia	$ 206
Oklahoma	$ 202

Non-cash lease activity is disclosed in "Note 13 — Leases". The following table represents the Company's non-cash investing activity (in thousands):

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Non-cash investing activities:			
Accrued capital expenditures	$ 6,093	$ 12,490	$ 15,095
Proceeds from sale of property and equipment in accounts receivable	$ 20	$ 213	$ —
Accrued acquisition consideration [1]	$ 3,481	$ —	$ —

[1] Represents approximately $2.1 million that is expected to be paid within the next year pursuant to working capital and other adjustments, as well as $1.4 million in non-current liabilities which are offset by restricted cash.

Following is a reconciliation of the captions in the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	Fiscal Year Ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Consolidated balance sheets:			
Cash and cash equivalents	$ 126,630	$ 49,019	$ 33,407
Restricted cash included in other assets	1,429	—	—
Cash, cash equivalents, and restricted cash in the consolidated statements of cash flows	$ 128,059	$ 49,019	$ 33,407

17. Related Parties

Southwest Gas Holdings

Overview

As discussed in "Note 1 — Description of Business," Southwest Gas Holdings was the Company's former parent and held a controlling interest in the Company until August 11, 2025, when its ownership decreased to 31% following the August sell-down. On September 5, 2025, Southwest Gas Holdings sold all of its remaining ownership interest in the Company. Southwest Gas Holdings' chief executive officer and director continues to serve as a director on the Company's Board.

Related party transactions

The Company performs various construction services for Southwest Gas Corporation, a wholly owned subsidiary of Southwest Gas Holdings. The following table represents the Company's revenue in dollars and as a percentage of total

99

revenue as well as gross profit in dollars and as a percentage of total gross profit relating to contracts with Southwest Gas Corporation (in thousands):

	Fiscal Year Ended					
	December 28, 2025		December 29, 2024		December 31, 2023	
Revenue	$ 97,588	3%	$ 106,835	4%	$ 116,431	4%
Gross Profit	$ 6,617	3%	$ 10,022	5%	$ 11,017	4%

As of December 28, 2025 and December 29, 2024, approximately $11.9 million (4%) and $9.6 million (3%), respectively, of the Company's accounts receivable, and $0.7 million and $2.6 million, respectively, of contract assets, were related to contracts with Southwest Gas Corporation. There were no significant related party contract liabilities as of December 28, 2025 or December 29, 2024 with Southwest Gas Corporation.

Additionally, certain costs incurred by Southwest Gas Holdings were historically allocated to Centuri and settled in cash during the normal course of operations. The Company recorded allocated costs of $0.5 million and $1.3 million for the fiscal years ended December 29, 2024 and December 31, 2023, respectively, and de minimis costs in the fiscal year ended December 28, 2025. These costs are recorded within selling, general and administrative expenses on the Company's consolidated statements of operations.

Agreements related to the Separation

In connection with the Separation and the Centuri IPO, Holdings entered into several agreements with Southwest Gas Holdings on April 11, 2024, governing the relationship of the two parties following the Separation and Centuri IPO. The Final Disposition resulted in the termination of certain of Southwest Gas Holdings' rights under these agreements. These agreements are summarized below:

- *Separation Agreement:* Sets forth the agreements with Southwest Gas Holdings regarding the principal actions to be taken in connection with the Separation and govern, among other matters, (1) the allocation of assets and liabilities to Centuri and Southwest Gas Holdings (including Centuri's indemnification obligations, for potentially uncapped amounts, for certain liabilities relating to Centuri's business activities), (2) certain matters with respect to the Centuri IPO and subsequent disposition transactions by Southwest Gas Holdings, and (3) Southwest Gas Holdings' right to receive certain information. Southwest Gas Holdings' right to designate members to the Holdings' Board and approve certain Company actions terminated as a result of the Final Disposition.

- *Tax Matters Agreement:* Sets forth responsibilities and obligations with respect to all tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to Holdings' business and taxes arising, under certain circumstances, in connection with the Separation), tax attributes, tax contests and tax returns (including Centuri's inclusion in the U.S. federal consolidated group tax return, and certain other combined or similar group tax returns, with Southwest Gas Holdings for applicable tax periods following the Separation, and Centuri's continuing joint and several liability with Southwest Gas Holdings for such tax returns). As of December 28, 2025, no amounts were owed between the two parties, and as of December 29, 2024, $0.6 million was due from the Company to Southwest Gas Holdings related to income taxes.

- *Registration Rights Agreement:* Granted to Southwest Gas Holdings certain registration rights with respect to the CTRI shares owned by Southwest Gas Holdings following the Centuri IPO. This agreement terminated upon Southwest Gas Holdings' sale of its remaining ownership interest on September 5, 2025.

On February 24, 2025, the Company entered into an Unutilized Tax Assets Settlement Agreement (the "Tax Assets Agreement") with Southwest Gas Holdings. The Tax Assets Agreement addresses the Company's arrangements with Southwest Gas Holdings with respect to certain unutilized tax assets (the "Tax Assets") that the Company has retained following deconsolidation from Southwest Gas Holdings for purposes of U.S. federal and relevant state income tax laws. Under the terms of the Tax Assets Agreement, the balance of the Tax Assets at tax deconsolidation, subject to true-up, and including the impact of any payments or deemed payments made by Southwest Gas Holdings in respect of the Tax Assets were treated as deemed capital contributions and recorded within additional paid-in capital, which resulted in an increase in Southwest Gas Holdings' basis in its ownership of the Company's common stock. The deemed capital contributions did not require any cash payment from the Company and had no impact on the Company's liquidity or financial condition. As Southwest Gas Holdings no longer owns shares of the Company's common stock, the Company will no longer be included in Southwest Gas Holdings' U.S. federal and state income tax returns. However, Tax Assets allocated to the Company remain subject to true-up until after Southwest Gas Holdings' U.S. federal and state tax returns for tax year 2025 are filed, with any changes after deconsolidation impacting the consolidated statements of operations. Refer to "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies — Income Taxes" for additional details.

Riggs Distler noncontrolling interest

In November 2021, certain members of Riggs Distler management acquired a 1.42% interest in the parent company of Riggs Distler, Drum Parent LLC ("Drum"). The remaining noncontrolling interest in Drum outstanding as of December 28, 2025 was 0.80%.

Former chief executive officer relationship with customer

The Company's former chief executive officer and former member of the Company's Board began serving as the chief executive officer and president of a customer of the Company in August of 2024, and at the time was still serving as a director on the Company's Board. Revenue with this customer for the fiscal year ended December 29, 2024 was $143.7 million. As of December 29, 2024, approximately $26.5 million (9%), and $26.0 million (11%) of the Company's accounts receivable and contract assets, respectively, were related to contracts with this customer. There were no significant contract liabilities as of December 29, 2024 with this customer. This customer ceased to be a related party in December 2024 when the Company's former chief executive officer resigned from the Company's Board.

18. Commitments and Contingencies

Legal Proceedings

The Company is a named party in various legal proceedings arising from the normal course of business. Although the ultimate outcomes of active matters are currently unknown, the Company does not believe any liabilities resulting from these known matters will have a material effect on its financial position, results of operations or cash flows, unless otherwise stated below.

NPL Construction Co. ("NPL"), a subsidiary of the Operating Company, is currently pursuing a contract claim for damages against the City of Chicago and related parties (collectively, the "City"), arising out of work that NPL performed for the City. NPL initiated this dispute through the City's required administrative process on August 26, 2019. In response to NPL's claim, the City has taken the position that it is entitled to withhold payments on amounts NPL believes it is owed for work already completed, claiming that further corrective work by NPL on the project is necessary and that withholding payment is appropriate until remediation is complete. On July 18, 2024, the administrative agency issued a decision denying NPL's claim for damages. The Company disagrees with the decision of the administrative agency, and NPL filed a petition seeking a review of the administrative agency's decision by the Circuit Court of Cook County Illinois on November 8, 2024. The Company intends to vigorously pursue this matter; however, the Company cannot accurately predict the ultimate outcome. The Company may be entitled to additional revenue if all of its claims for relief are awarded in the Company's favor. However, to the extent the Company is not successful in collecting the withheld receivables, this matter could result in an additional significant loss, which is not currently estimable due to uncertainties with respect to the proceedings. The Company can provide no assurance as to whether or when there will be material developments in this matter. The Company has not accrued any reserves for this matter to date.

The Company maintains liability insurance for various risks associated with its operations. In connection with its liability insurance policies, the Company is responsible for an initial deductible or self-insured retention amount per occurrence, after which the insurance carriers would be responsible for amounts up to the policy limits.

Employment Agreements

The Company has employment agreements with certain executives and other employees, which provide for compensation and certain other benefits and for severance payments under certain circumstances. Certain employment agreements also contain severance clauses that become effective upon a change in control of the Company. Upon the occurrence of certain defined events in the various employment agreements, the Company would be obligated to pay varying amounts to the related employees, which vary with the level of the employees' respective responsibilities.

Concentration of Credit Risk

The Company provides full-service utility infrastructure services to various customers, primarily utility companies that are located throughout the U.S. and Canada. The Company is subject to concentrations of credit risk related primarily to its revenue and accounts receivable and contract asset positions with customers, which is defined as greater than or equal to 10% of the Company's consolidated balances. No customers accounted for more than 10% of revenue during the fiscal years ended December 28, 2025, December 29, 2024 or December 31, 2023. As of December 28, 2025 and December 29, 2024, one Non-Union Electric segment customer had a combined accounts receivable and contract asset balance above 10% of the consolidated accounts receivable and contract assets balance, which was $131.9 million and $52.5 million, respectively, or approximately 19% and 10%, respectively, of the consolidated balance of these accounts.

The Company primarily uses two financial banking institutions. The Company's cash on deposit with these financial institutions exceeded the federal insurability limits as of December 28, 2025. The Company believes its cash and cash equivalents are managed by high credit quality financial institutions.

Bonds and Parent Guarantees

Many customers, particularly in connection with new construction, require the Company to post performance and payment bonds. These bonds provide a guarantee that the Company will perform under the terms of a contract and pay its subcontractors and vendors. In certain circumstances, the customer may demand that the surety make payments under the bond, and the Company must reimburse the surety for any expenses or outlays it incurs. The Company may also be required to post letters of credit as collateral in favor of the sureties, which would reduce the borrowing availability under its revolving credit facility. As of December 28, 2025, the Company was not aware of any outstanding material obligations for payments related to these bond obligations.

Performance bonds expire at various times ranging from mechanical completion of a project to a period extending beyond contract completion in certain circumstances, and therefore a determination of maximum potential amounts outstanding requires certain estimates and assumptions. Such amounts can also fluctuate from period to period based upon the mix and level of the Company's bonded operating activity. As of December 28, 2025, the estimated total amount of outstanding performance and payment bonds was approximately $822.8 million. The Company's estimated maximum exposure related to the value of the performance bonds outstanding is lowered on each bonded project as the cost to complete is reduced, and each commitment under a performance bond generally extinguishes concurrently with the expiration of its related contractual obligation. The estimated cost to complete these bonded projects was approximately $385.9 million as of December 28, 2025.

Additionally, from time to time, the Company guarantees certain obligations and liabilities of its subsidiaries that may arise in connection with, among other things, contracts with customers, and equipment and real estate lease obligations. These guarantees may cover all of the subsidiary's unperformed, undischarged and unreleased obligations and liabilities under or in connection with the relevant agreement. The Company is not aware of any claims under any guarantees that are material. The responsibility under a guarantee could exceed the amount recoverable from the subsidiary alone and could materially and adversely affect the Company's consolidated financial condition, results of operations and cash flows.

19.   Stock-based Compensation

The Company maintains a stock-based compensation plan, which authorizes the granting of various equity-based incentives, including restricted stock units ("RSUs") and performance stock units ("PSUs"). Stock compensation expense is amortized on a straight line basis over the service period, which is generally the vesting period. The fair value of the Company's RSU and PSU awards is measured at the market price of the Company's common stock on the grant date. PSUs are earned based on the achievement of certain performance metrics in relation to a set target, and stock compensation expense may fluctuate based on the forecasted achievement prior to vesting or actual achievement of these target metrics upon vesting.

RSU grants to employees generally vest ratably on an annual basis over a three-year period following the grant date, although some awards may vest ratably on an annual basis over two years or cliff vest at the end of a shorter time period.

RSU grants to non-employee directors typically vest at the end of a one-year period. PSU grants generally cliff vest at the end of a three-year period following the grant date. Forfeitures are recorded as they occur.

Stock compensation expense totaled approximately $8.1 million, $2.2 million and $1.9 million for the fiscal years ended December 28, 2025, December 29, 2024 and December 31, 2023, respectively.

The table below summarizes activity related to the Company's stock-based compensation plans during the fiscal year of 2025. This table excludes RSUs and PSUs of Southwest Gas Holdings stock that were granted to certain employees of the Company prior to the Centuri IPO and fully vested during fiscal year 2025. The fair value of these outstanding Southwest Gas Holdings awards was not material as of December 29, 2024.

	RSUs		PSUs	
	Shares	Weighted Average Grant Date Fair Value (Per Unit)	Shares	Weighted Average Grant Date Fair Value (Per Unit)
As of December 29, 2024	342,679	$ 20.40	—	N/A
Granted	736,975	$ 18.05	118,612	$ 17.73
Vested	(160,830)	$ 24.33	—	N/A
Forfeited	(54,437)	$ 17.15	(8,320)	$ 18.10
As of December 28, 2025	864,387	$ 17.87	110,292	$ 17.71

As of December 28, 2025, total unearned compensation related to Centuri stock RSUs and PSUs was approximately $9.7 million and $1.4 million, respectively, and these amounts are expected to be recognized over a weighted average period of approximately 1.4 years and 2.2 years, respectively.

103

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 10-K, we evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 28, 2025, the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (GAAP).

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 28, 2025, based on the framework set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation under such framework, our management concluded that our internal control over financial reporting was effective as of December 28, 2025.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 28, 2025 excluded Connect, which was acquired during the fiscal year ended December 28, 2025. Such exclusion is based on guidance from the U.S. Securities and Exchange Commission Staff. Connect, a consolidated subsidiary, whose total assets and total revenues excluded from our assessment represent approximately 1.8% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 28, 2025.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited our consolidated financial statements included in this Form 10-K has issued an attestation report on our internal control over financial reporting as of December 28, 2025, which appears herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth fiscal quarter of 2025 that have materially affected, or are likely to materially affect the Company's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

During the fiscal three months ended December 28, 2025, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. A copy of our Code of Business Conduct and Ethics is available on our website at the Investor Relations section on www.centuri.com. We intend to disclose any amendments to our Business Code of Conduct and Ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Our Board has also adopted insider trading policies and procedures governing the purchase, sale, and/or any other disposition of the Company's securities and material non-public information that are reasonably designed to promote compliance with insider trading laws, rules, regulations, and applicable NYSE standards. Our insider trading policies and procedures apply to the Company and its directors, officers, employees, contractors, agents, service providers, and their immediate family members and continue to apply so long as they remain in possession of material non-public information. Our Insider Trading Policy is included as Exhibit 19.1 in this Annual Report on Form 10-K.

Additional information required by this Item is incorporated by reference to our definitive proxy statement to be filed with the SEC in connection with the solicitation of proxies for our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement), under the headings "Election of Directors," "Securities Ownership by Directors, Director Nominees, Executive Officers, and Certain Beneficial Owners," "Governance of the Company - Board of Directors" and "Executive Officers." The 2026 Proxy Statement will be filed with the SEC within 120 days after December 28, 2025.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to our 2026 Proxy Statement under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation." The 2026 Proxy Statement will be filed with the SEC within 120 days after December 28, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference herein to our definitive proxy statement for our 2026 annual meeting of stockholders to be filed with the SEC within 120 days of the end of our fiscal year ended December 28, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to our 2026 Proxy Statement under the headings "Certain Relationships and Related Person Transactions" and "Governance of the Company - Board of Directors - Director Independence." The 2026 Proxy Statement will be filed with the SEC within 120 days after December 28, 2025.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to our 2026 Proxy Statement under the heading "Selection of Independent Registered Public Accounting Firm." The 2026 Proxy Statement will be filed with the SEC within 120 days after December 28, 2025.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

    (a) Documents filed as part of this report

          (1) The Consolidated Financial Statements of the Company required under this item are included in Item 8 of Part II in this Annual Report on Form 10-K.

          (2) All schedules are omitted because the required information is not present, in amounts sufficient to require submission of the schedule, or because the required information is included in the Consolidated Financial Statements of the Company included in Item 8, Part II in this Annual Report on Form 10-K

          (3) Exhibits

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	S-8	333-278834	4.1	April 19, 2024	
3.2	Amended and Restated Bylaws of Centuri Holdings Inc.	S-8	333-278834	4.2	April 19, 2024	
4.1	Description of Capital Stock	10-K	001-42022	4.1	February 26, 2025	
10.1^	Second Amended and Restated Credit Agreement, dated as of August 27, 2021, with Wells Fargo Securities, LLC and BofA Securities, Inc., as joint lead arrangers, Wells Fargo Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and the other lenders and agents party thereto	S-1	333-278178	10.5	March 22, 2024	
10.2^	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of November 4, 2022, among Centuri Group, Inc., Centuri Canada Division Inc., the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties named therein	S-1	333-278178	10.6	March 22, 2024	
10.3^	Amendment No. 2 to Second Amended and Restated Credit Agreement, dated as of May 31, 2023, among Centuri Group, Inc., Centuri Canada Division Inc., the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties named therein	S-1	333-278178	10.7	March 22, 2024	
10.4	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of November 13, 2023, among Centuri Group, Inc., Centuri Canada Division Inc., the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties named therein	S-1	333-278178	10.8	March 22, 2024	
10.5	Amendment No. 4 to Second Amended and Restated Credit Agreement, dated as of March 22, 2024, among Centuri Group, Inc., Centuri Canada Division Inc., the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties named therein	S-1	333-278178	10.9	March 22, 2024	
10.6^	Amendment No. 5 to Second Amended and Restated Credit Agreement, dated as of May 13, 2024, among Centuri Group, Inc., Centuri Canada Division Inc., the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties named therein	10-Q	001-42022	10.6	August 06, 2024	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	
10.7^	Amendment No. 6 to Second Amended and Restated Credit Agreement, dated as of July 9, 2025, among Centuri Holdings, Inc., Centuri Group, Inc., Centuri Canada Division Inc., the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties named therein.	8-K	001-42022	10.1	July 14, 2025	
10.8^	Amendment No. 7 to Second Amended and Restated Credit Agreement, dated as of January 12, 2026, among Centuri Holdings, Inc., Centuri Group, Inc., Centuri Canada Division Inc., the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties named therein.					X
10.9	Amended and Restated Cooperation Agreement, dated as of November 21, 2023, by and among the Icahn Group and Southwest Gas Holdings, Inc.	S-1	333-278178	10.15	March 22, 2024	
10.10^	Separation Agreement, dated as of April 11, 2024, by and between Southwest Gas Holdings, Inc. and Centuri Holdings, Inc.	10-K	001-42022	10.8	February 26, 2025	
10.11†	Amendment No. 10 Restating the Centuri Group, Inc. Executive Deferred Compensation Plan, amended and restated effective May 6, 2024	10-K	001-42022	10.9	February 26, 2025	
10.12	Tax Matters Agreement, dated as of April 11, 2024, by and between Southwest Gas Holdings, Inc. and Centuri Holdings, Inc.	10-K	001-42022	10.10	February 26, 2025	
10.13	Registration Rights Agreement, dated as of April 11, 2024, by and between Southwest Gas Holdings, Inc. and Centuri Holdings, Inc.	10-K	001-42022	10.11	February 26, 2025	
10.14^	Registration Rights Letter Agreement, dated as of May 19, 2025, among Centuri Holdings Inc., Icahn Partners LP and Icahn Partners Master Fund LP.	8-K	001-42022	10.1	May 22, 2025	
10.15^	Registration Rights Letter Agreement, dated as of June 13, 2025, by and among Centuri Holdings Inc., Icahn Partners LP and Icahn Partners Master Fund LP.	8-K	001-42022	10.1	June 18, 2025	
10.16^	Registration Rights Letter Agreement, dated as of August 6, 2025, by and among Centuri Holdings Inc., Icahn Partners LP and Icahn Partners Master Fund LP.	8-K	001-42022	10.1	August 11, 2025	
10.17^	Registration Rights Letter Agreement, dated as of November 11, 2025, by and among Centuri Holdings, Inc., Icahn Partners LP and Icahn Partners Master Fund LP.	8-K	333-278178	10.2	November 14, 2025	
10.18	Common Stock Purchase Agreement, dated as of April 5, 2024, by and among Centuri Holdings, Inc., Icahn Partners LP and Icahn Partners Master Fund LP	S-1/A	333-278178	10.18	April 08, 2024	
10.19^	Common Stock Purchase Agreement, dated as of November 11, 2025, by and among Centuri Holdings, Inc., Icahn Partners LP and Icahn Partners Master Fund LP.	8-K	333-278178	10.1	November 14, 2025	
10.20	Receivables Purchase Agreement, dated as of September 20, 2024, among Centuri Special Purpose Entity, LLC, as seller, Centuri Group, Inc., as servicer, the persons from time to time party thereto, as purchasers, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent.	8-K	001-42022	10.1	September 25, 2024	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	
10.21	Sale and Contribution Agreement, dated as of September 20, 2024, among Centuri Group, Inc., as servicer, the originators from time to time party thereto, as sellers and contributors, and Centuri Special Purpose Entity, LLC, as buyer.	8-K	001-42022	10.2	September 25, 2024	
10.22	Performance Guaranty, dated as of September 20, 2024, by Centuri Group, Inc., as performance guarantor, in favor of PNC Bank, National Association, as administrative agent.	8-K	001-42022	10.3	September 25, 2024	
10.23	Form of Indemnification Agreement for Centuri Holdings, Inc. Directors and Officers	S-1	333-278178	10.10	March 22, 2024	
10.24	Unutilized Tax Assets Settlement Agreement, dated as of February 24, 2025, by and among Southwest Gas Holdings, Inc, Centuri Holdings, Inc. and Centuri Group, Inc.	10-K	001-42022	10.17	February 26, 2025	
10.25†	Executive Offer Letter with Christian Brown, dated November 2, 2024	8-K	001-42022	10.1	November 05, 2024	
10.26†	Employment Agreement with Gregory A. Izenstark, dated January 2, 2019 (as amended on September 27, 2021 and February 22, 2024)	S-1	333-278178	10.12	March 22, 2024	
10.27†	Employment Agreement with James W. Connell, Jr., dated March 20, 2017 (as amended on December 10, 2018 and July 3, 2023)	S-1	333-278178	10.13	March 22, 2024	
10.28†	Employment Agreement with Jason S. Wilcock, dated August 1, 2018 (as amended on July 3, 2023)	S-1	333-278178	10.14	March 22, 2024	
10.29†	Centuri Holdings, Inc. Omnibus Incentive Plan	10-K	001-42022	10.22	February 26, 2025	
10.30†	Form of Centuri Holdings, Inc. Long-Term Incentive Cash Award Agreement	10-K	001-42022	10.23	February 26, 2025	
10.31†	Centuri Group 2023 Long-Term Incentive Cash Award Agreement with Gregory A. Izenstark, dated as of May 1, 2023	S-1	333-278178	10.17	March 22, 2024	
10.32†	Centuri Group Award Agreement with Gregory A. Izenstark Under the Centuri Group, Inc. Executive Deferred Compensation Plan and the Centuri Group, Inc. Long-Term Incentive Plan, dated as of August 4, 2022	S-1	333-278178	10.18	March 22, 2024	
10.33†	Form of Performance Stock Unit Award Agreement under the Centuri Holdings, Inc. Omnibus Incentive Plan	10-K	001-42022	10.26	February 26, 2025	
10.34†	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Centuri Holdings, Inc. Omnibus Incentive Plan	S-1/A	333-278178	10.20	April 08, 2024	
10.35†	Form of Restricted Stock Unit Grant Agreement under the Centuri Holdings, Inc. Omnibus Incentive Plan	10-K	001-42022	10.28	February 26, 2025	
10.36	Director Appointment and Nomination Agreement, dated as of November 10, 2025, by and between the Icahn Group and Centuri Holdings, Inc.	8-K	001-42022	10.1	November 12, 2025	

19.1	Centuri Holdings, Inc. Insider Trading Policy.	10-K	001-42022	19.1	February 26, 2025	
21.1	Subsidiaries of Centuri Holdings, Inc.					X
23.1	Consent of PricewaterhouseCoopers LLP.					X
24.1	Power of Attorney.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.					X
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.					X
32.1	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer.					X
97.1	Clawback Policy.					X
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					X

^   Certain schedules to this agreement have been omitted pursuant to Item 601(a)(5), 601(a)(6), 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K, as applicable. The Company agrees to furnish a copy of any omitted schedule to the Commission upon its request.

†   Indicates management contract or compensatory plan.

Item 16. Form 10–K Summary.

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2026

/s/ Christian I. Brown

Christian I. Brown

President, Chief Executive Officer and Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christian I. Brown Christian I. Brown	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2026
/s/ Gregory A. Izenstark Gregory A. Izenstark	Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ Kendra L. Chilton Kendra L. Chilton	Chief Accounting Officer (Principal Accounting Officer)	February 26, 2026
/s/ Christopher A. Krummel Christopher A. Krummel	Director, Chair of the Board of Directors	February 26, 2026
/s/ Julie A. Dill Julie A. Dill	Director	February 26, 2026
/s/ Andrew W. Evans Andrew W. Evans	Director	February 26, 2026
/s/ Karen S. Haller Karen S. Haller	Director	February 26, 2026
/s/ Anne L. Mariucci Anne L. Mariucci	Director	February 26, 2026
/s/ Charles R. Patton Charles R. Patton	Director	February 26, 2026
/s/ Dustin DeMaria Dustin DeMaria	Director	February 26, 2026




Stockholder **Information**

Centuri Headquarters:

19820 North 7th Avenue
Suite 120
Phoenix, Arizona 85027

Stock Exchange Listing:

New York Stock Exchange
CTRI

Annual Stockholder Meeting:

May 19, 2026

Auditors:

Pricewaterhouse Coopers LLP

Transfer Agent:

Equiniti Shareholder Services
800.401.1957
www.equiniti.com

Investor Relations Contact:

investors@centuri.com